================================================================================
      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 21, 2004
                                                COMMISSION FILE NO.: 333-_______
================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                 ---------------

                                    FORM S-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                              ---------------------

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
             (Exact Name of Registrant As Specified In Its Charter)

        Florida                      3845                     22-2671269
(State of Incorporation) (Primary Standard Industrial (IRS Employer I.D. Number)
                          Classification Code Number)

                               6531 NW 18TH COURT
                            PLANTATION, FLORIDA 33313
                                 (954) 581-9800
                       -----------------------------------
               (Address, including zip code and telephone number,
        including area code of registrant's principal executive offices)

                         Allan L. Schwartz, Interim CEO
                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                               6531 NW 18TH COURT
                            PLANTATION, FLORIDA 33313
                                 (954) 581-9800
            (Name, address and telephone number of Agent for Service)

                                    Copy to:
                           Robert B. Macaulay, Esquire
                     Mitrani, Rynor, Adamsky & Macaulay P.A.
                       2200 Suntrust International Center
                           One Southeast Third Avenue
                              Miami, Florida 33131
                               Tel: (305) 358-0050
                               Fax: (305) 358-0550

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time, at the discretion of the selling shareholders after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If the registrant elects to deliver its latest Form 10-KSB, as amended, to security holders or a complete and legible facsimile thereof, pursuant to Item 11.(a)(1) of this Form, check the following box. [X]

If the registrant elects to deliver its latest Form 10-QSB, as amended, to the security holder or a complete and legible facsimile thereof, pursuant to Item 11.(a)(2)(ii) of this Form, check the following box. [X]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

                         Calculation Of Registration Fee

TITLE OF SECURITIES BEING REGISTERED     AMOUNT TO BE    PROPOSED MAXIMUM     PROPOSED MAXIMUM    AMOUNT OF
                                         REGISTERED      OFFERING PRICE PER   AGGREGATE           REGISTRATION
                                                         SHARE (1)            OFFERING PRICE(1)   FEE (1)

COMMON STOCK, NO PAR VALUE (2)            9,000,000           $0.40             $3,600,000          $456.12
TOTAL                                     9,000,000           $0.40             $3,600,000          $456.12

(1) Estimated solely for purposes of calculating the registration fee according to Rule 457(c) of the Securities Act of 1933, as amended, on the basis of the average bid and ask price of our common stock on the NASDAQ Electronic Bulletin Board on June 17, 2004.
(2) In the event that the shares registered in this prospectus are insufficient to meet the delivery requirement at the actual time of the put date settlement, we will file a new registration statement to register the additional shares.
(3) All of the shares of common stock registered in this registration statement will be sold by the selling security holder.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not seeking an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED July ___, 2004

                                   PROSPECTUS

                        IMAGING DIAGNOSTIC SYSTEMS, INC.

                        9,000,000 shares of common stock

         This prospectus is part of the registration statement we filed with the Securities and Exchange Commission using a "shelf" registration process. This means:

          o We may issue up to 9,000,000 shares of our common stock pursuant to a new $15 million Fourth Private Equity Credit Agreement dated January 9, 2004 (the "Fourth Private Equity Credit Agreement") between us and the selling stockholder, Charlton Avenue LLC ("Charlton"), for which we would receive gross proceeds of approximately $3.6 million upon the exercise of our put options. See "Financing/Equity Line of Credit".
          o Proceeds from our exercise of the put options would be used for general corporate purposes. Charlton is an "underwriter" within the meaning of the Securities Act of 1933 in connection with its sales of our common stock acquired under the Fourth Private Equity Credit Agreement.
          o Our common stock is traded on the OTC Bulletin Board under the symbol "IMDS".
          o On June 17, 2004, the closing bid price of our common stock on the OTC Bulletin Board was $0.40

         THE SECURITIES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

               --------------------------------------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               --------------------------------------------------

                  The date of this prospectus is July ___, 2004

                                Table Of Contents

Forward-Looking Statements.............................................3

Prospectus Summary.....................................................3

Recent Developments....................................................5

The Offering...........................................................7

Risk Factors...........................................................8

Where You Can Find More Information...................................21

Incorporation of Certain Documents by Reference.......................21

Information With Respect to the Registrant............................21

Financing/Equity Line of Credit.......................................22

Selling Security Holder...............................................26

Use of Proceeds.......................................................27

Plan of Distribution..................................................27

Description of Securities.............................................28

Disclosure of Commission Position on Indemnification
  for Securities and Liabilities......................................30

Experts  .............................................................30

Legal Matters.........................................................30

Financial Information.................................................31

                           Forward-Looking Statements

This prospectus contains "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements include, among others, statements relating to our business strategy, which is based upon our interpretation and analysis of trends in the healthcare treatment industry, especially those related to the diagnosis and treatment of breast cancer, and upon management's ability to successfully develop and commercialize its principal product, the CTLM(R). This strategy assumes that the CTLM(R) will prove superior, from both a medical and an economic perspective, to alternative techniques for diagnosing breast cancer. This strategy also assumes that we will be able to promptly obtain from the FDA and the relevant foreign governmental agencies the approvals which are needed to market the CTLM(R) in the United States and key foreign markets and that we will be able to raise the capital necessary to finance the completion of the development and commercialization of the CTLM(R). Many known and unknown risks, uncertainties and other factors, including, but not limited to, technological changes and competition from new diagnostic equipment and techniques, changes in general economic conditions, healthcare reform initiatives, legal claims, regulatory changes and risk factors detailed from time to time in our Securities and Exchange Commission filings may cause these assumptions to prove incorrect and may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

                               Prospectus Summary

         This summary highlights information in this document and the documents incorporated by reference in this document. You should carefully review the more detailed information and financial statements included in this document or incorporated by reference in this document. The summary is not complete and may not contain all of the information you may need to consider before investing in our common stock. We urge you to carefully read this document and the documents incorporated by reference, including the "Risk Factors" and the financial statements and their accompanying notes.

The Company

We are a medical technology company that has developed a Computed Tomography Laser Breast Imaging System (CTLM(R)) for detecting breast abnormalities in a non-invasive procedure. The CTLM(R) employs a laser and proprietary scanning technology to produce visual images of the breast which may be used to detect and analyze tissue for indicia of malignancy or benignancy. The components of the laser system are purchased from two unrelated parties and assembled and installed into the CTLM(R) by us. The CTLM(R) is designed to be used as an adjunct to x-ray mammography to assist in the detection of breast cancer. Medical personnel will use the CTLM(R) as an adjunctive diagnostic breast imaging device at medical facilities.

Computed tomography has had a basis in the science of medical imaging since the early 1970's. Our former chief executive officer, the late Richard Grable, had experience with computed tomography that inspired him to invent CT Laser Mammography in 1989 and later found our company's predecessor in December 1993. The issues of evolving laser technology and software occupied the first several years of our existence. After several limited clinical trials in our facilities and one outside facility, we learned what changes were required to improve performance and stability of the CTLM(R). These changes included technological advances made with lasers and other components. In July 1999, we began a clinical investigational trial at Nassau County Medical Center, East Meadow, NY. The clinical trials were then expanded to University of Virginia Health Systems, Charlottesville, VA in November 1999. See "Clinical Update" for additional clinical sites.

In connection with the CTLM(R) clinical trials, we are developing a clinical atlas of the optical properties of benign and malignant tissues. The CTLM(R) is designed to provide the physician with objective visual data for interpretation and further clinical analysis. Accordingly, we believe that the CTLM(R) will improve early diagnosis, reduce diagnostic uncertainty and decrease the number of biopsies performed on benign breast lesions.

In September 2002, we placed our CTLM(R) system in the Humboldt University of Berlin, Charite Hospital. Charite is the largest university hospital in Europe, with 2,499 beds in 49 clinics, treating roughly 100,000 inpatients and 250,000 outpatients per year with the support from 26 theoretical institutes. The installation serves as a demonstration site for marketing the CTLM(R) system within the European marketplace, and will be used to conduct studies to investigate additional applications and claims beyond that of the current PMA application. The clinical data from these studies will also be used in our CD-ROM atlas, which will provide a reference tool and further training for Physicians.

We have experienced many delays that are usual and customary in the development of medical imaging devices. These delays have included the time required to obtain a new laser system and to modify and redesign the CTLM(R). In addition, recently, we have faced delays caused by various factors, some of which are beyond our control, as well as delays caused by the FDA regulatory process. Due to these delays, we have been unable to accurately determine when we will receive FDA marketing clearance ("PMA") and begin to generate material revenues.

Our executive offices are located at 6531 NW 18th Court, Plantation, Florida 33313. Our telephone number is (954) 581-9800.

                               Recent Developments

Regulatory Matters

We are following the guidelines of the "Standardized Shell for Modular Submission" for the FDA approval process. The FDA assigned a Modular Shell Control Number and a general description of items required for the submission. Although we believe that our PMA will qualify for expedited review, there can be no assurance that any such review will be granted or, if granted, that the PMA will be approved or that such approval will be received on a timely basis.

Below is a table indicating the status of our FDA Modular Submission:

Module #   Description of Module Submission     Date Filed     Date Accepted
--------   ---------------------------------    ----------     --------------
Module 1   General Information & Safety         9/27/2000       1/7/2002
Module 2   Software                             4/17/2001       6/12/2001
Module 3   Non-Pivotal Clinical                 5/1/2001        8/13/2001
Module 4   Manufacturing & Quality Systems      1/2/2001        9/25/2001
PMA        PMA Submission                       4/29/2003       Pending

On April 29, 2003, we announced that we submitted our Premarket Approval Application (PMA) with the U.S. Food and Drug Administration (FDA) seeking marketing approval for our Computed Tomography Laser Mammography System, the CTLM(R).

On June 18, 2003, we announced that we received notification from the Food and Drug Administration that an initial review of our Premarket Approval Application
(PMA) has been conducted and is sufficiently complete to permit a substantive review and is, therefore, suitable for filing. An in-depth evaluation of the safety and effectiveness of the device will be conducted to determine the final approval of the PMA application.

We filed a new application with Health Canada in June 2003 because of new clinical data. On June 18, 2003 we received notification from the Medical Device Bureau of Health Canada that our application had been accepted for review. On November 14, 2003 we announced that we received notification from the Medical Device Bureau of Health Canada that our application for a "New Medical Device" license was approved. The license was issued in accordance with the Medical Device Regulations, Section 36. Furthermore, we possess the CAN/CSA ISO 13485-1998 certification, which is an additional regulatory requirement that is evidence of compliance to the quality system of the medical device.

On August 27, 2003, we announced in an 8-K filing that we received a letter from the FDA stating that it had completed its review of our PMA. The FDA, in its letter, outlined deficiencies in the PMA submission, which must be resolved before the FDA's review could be completed. The FDA stated that until these deficiencies are resolved, the PMA application is not approvable in its current form. The FDA identified measures to make the PMA approvable and we will amend our PMA application to address the deficiencies in the letter. We are working with our FDA counsel and consultants to correct these deficiencies.

On February 2, 2004, we announced in an 8-K filing that we received a warning letter from the FDA specifically regarding the biomonitoring section of an inspection conducted August 13th through August 18th, 2003 at our facility. We submitted our response to this letter to the FDA on February 9, 2004. We are continuing to prepare supplementary information to support our PMA application.

On February 10, 2004, we announced in an 8-K filing that we had submitted our response to the warning letter from the FDA.

On March 29, 2004, we announced in an 8-K filing that our responses to the FDA's warning letter of the biomonitoring inspection addressed each of the issues and no further response is necessary at this time.

Clinical Update

Patients are being scanned at our European demonstration sites, the University of Vienna, Allgemeines Hospital and the Humboldt University of Berlin, Charite Hospital and at the Instituto Nacional de Cancerologia (National Cancer Institute) in Mexico City, Mexico. The additional studies obtained from these clinical sites will be used in our CD-ROM clinical atlas.

In September 2002 we completed our clinical studies at the University of Virginia Health System in Charlottesville, Virginia and removed the CTLM(R) System. In January 2003 we removed the CTLM(R) System from the Women's Center for Radiology in Orlando, Florida as the clinical studies were previously completed. We have also completed our clinical studies at The Don and Sybil Harrington Cancer Center ("Harrington") in Amarillo, Texas and the Instituto Nacional de Cancerologia (National Cancer Institute) in Mexico City, Mexico; however, the CTLM(R) System remains installed at Harrington for future use.


Other Recent Events

On April 16, 2004, we announced that Linda B. Grable, CEO, Chairman of the Board and co-founder, retired effective April 15, 2004. The Board of Directors has appointed Jay S. Bendis and Sherman Lazrus as Co-Chairmen of the Board and has begun an immediate search for a new CEO. Meanwhile, the Board appointed Allan L. Schwartz, Executive Vice President and Chief Financial Officer, to serve as interim CEO until a new CEO is appointed.

In April 2004, we announced that we were granted a Canadian Patent for "LASER IMAGING APPARATUS USING BIOMEDICAL MARKERS THAT BIND TO CANCER CELLS" as Canadian Patent No. 2,373,299. This patent broadly covers the optical imaging of fluorescent compounds.

In May 2004, we announced that we shipped a CTLM(R) System to Dubai as a result of a purchase order from Axis Medical LLC from February 2004. Full payment was received and the revenue from the sale will be booked in the fourth quarter of the fiscal year ending June 30, 2004.

In May 2004, we announced that we were issued a patent for "MEDICAL OPTICAL IMAGING SCANNER USING MULTIPLE WAVELENGTH SIMULTANEOUS DATA ACQUISITIONS FOR BREAST IMAGING" as Patent No. 6,738,658. This patent protects the concept of differential reconstruction: reconstructing the difference in data before and after an injection of a contrast agent, such as a fluorescent compound.

                                  The Offering

Securities Offered by Selling Security Holder

         Common Stock                                            9,000,000

Equity Securities Outstanding(1)

         Common Stock(1),(2)                                   171,948,863
         Warrants(3)                                                None
         Options(3)                                             10,037,137


(1)    The total number of equity shares outstanding as of June 17, 2004.
(2) The total number of shares of common stock does not include (i) shares of common stock issuable upon the exercise of our put options from our Fourth Private Equity Credit Agreement for which we would receive gross proceeds of approximately $3.6 million which, for the purpose of this prospectus are estimated to represent 9,000,000 shares and (ii) options to purchase 10,037,137 shares of common stock.
(3) The options were issued in connection with our stock option plans and/or in connection with some of our employment agreements. The exercise prices of the options range from $.11 to $2.77 per share. Any outstanding warrants that were issued to consultants, finders and private placement investors expired on November 2, 2003. The exercise prices of the expired warrants ranged from $1.00 to $1.50. See "Risk Factors--Although we have increased and intend to further increase the number of shares of our authorized common stock, we still may not have enough authorized common stock available to utilize our Equity Credit Line."

                                  Risk Factors

         An investment in the common stock offered is highly speculative and involves a high degree of risk. Accordingly, you should consider all of the risk factors discussed below, as well as the other information contained in this document. You should not invest in our common stock unless you can afford to lose your entire investment and you are not dependent on the funds you are investing.

                   Risks associated with our financial results

We have incurred and are incurring significant losses and we may not be able to continue our business in the future.

At March 31, 2004, we had an accumulated deficit of $74,781,474 after discounts and dividends on preferred stock. These losses have resulted principally from costs associated with research and development, clinical trials and from general and administrative costs associated with our operations. We expect operating losses will increase for at least the next five months due primarily to the anticipated expenses associated with:

o    demonstrator sites
o    pre-market approval process,
o    anticipated commercialization of the CTLM(R), and
o    other research and development activities that may arise.

We have a limited history of operations. Since our inception in December 1993, we have been engaged principally in the development of the CTLM(R), which has not been approved for sale in the United States. While we have received FDA export approval for foreign sales, we have only made five foreign sales. Consequently, we have little experience in manufacturing, marketing and selling our products. We currently have no source of material operating revenues and have incurred substantial net operating losses since inception.

Our auditors have raised substantial doubts as to our ability to continue as a going concern as we have not been and may not be able to be profitable.

We have received an opinion from our auditors stating that the fact that we have suffered substantial losses and have yet to generate an internal cash flow raises substantial doubt about our ability to continue as a going concern. Our ability to achieve profitability will depend on our ability to obtain regulatory approvals for the CTLM(R), develop the capacity to manufacture and market the CTLM(R) and achieve market acceptance of the CTLM(R). There can be no assurance we will achieve profitability if and when we receive regulatory approvals for the development, commercial manufacturing and marketing of the CTLM(R).

                    Risks associated with our lack of capital

We require additional capital which we may be unable to raise which may cause us to stop or cut back our operations.

Through March 31, 2004 we have spent approximately $63 million. Our currently estimated annual fixed commitment is $6.0 million. In the year following receipt of the PMA from the FDA, we anticipate that we will need approximately $5.0 million over the next year to complete all necessary stages in order to manufacture and market the CTLM(R) in the United States and foreign countries. We plan on using the net proceeds raised from the sale of common stock through our Fourth Private Equity Credit Agreement to develop and market this product, including funds for:

o    development of the CTLM(R)CD-ROM clinical atlas,
o    research, engineering and development programs,
o    pre-clinical and clinical testing of other proposed products,

o    regulatory processes,
o    inventory, such as sub-contracted components,
o    manufacturing and marketing programs, and
o    operating expenses (including general and administrative expenses).

Our future capital requirements depend on many factors, including the following:

o    the progress of our research and development projects,
o the progress of pre-clinical and clinical testing on other proposed products,
o    the time and cost involved in obtaining regulatory approvals,
o the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; competing technological and market developments; changes and developments in our existing collaborative, licensing and other relationships and the terms of any new collaborative, licensing and other arrangements that we may establish, and
o    the development of commercialization activities and arrangements.

In addition, our fixed commitments are substantial and would increase if additional agreements were entered into and additional personnel were retained. We do not expect to generate a positive internal cash flow for at least five months due to expected increases in capital expenditures, working capital needs, and ongoing losses.

Although we have from time to time reviewed and may continue to review term sheets provided to us by investment bankers or potential investors in regard to additional equity financings, there can be no assurance that additional financing will be available when needed, or if available, will be available on acceptable terms. Insufficient funds may prevent us from implementing our business strategy and will require us to further delay, scale back or eliminate our research, product development and marketing programs; and may require us to license to third parties rights to commercialize products or technologies that we would otherwise seek to develop ourselves, or to scale back or eliminate our other operations. See "Financing/Equity Line of Credit."

We have had and may have to issue securities, sometimes at prices substantially below market price, for services which may further depress our stock price and dilute the holdings of our shareholders.

Since we have generated no material revenues to date, our ability to obtain and retain consultants may be dependent on our ability to issue stock for services. Since July 1, 1996, we have issued an aggregate of 2,306,500 shares of common stock according to registration statements on Form S-8. The aggregate fair market value of the shares when issued was $2,437,151. The issuance of large amounts of our common stock, sometimes at prices well below market price, for services rendered or to be rendered and the subsequent sale of these shares may further depress the price of our common stock and dilute the holdings of our shareholders. In addition, because of the possible dilution to existing shareholders, the issuance of substantial additional shares may cause a change-in-control.

We have in the past and may have to in the future sell additional unregistered convertible securities, possibly without limitations on the number of common shares the securities are convertible into, which could dilute the value of the holdings of current shareholders.

We have relied on the private placement of convertible preferred stock and convertible debentures to obtain working capital and may continue to do so in the future. As of the date of this registration statement, we have issued 72,642,979 shares of common stock which were converted from preferred stock and debentures that we privately placed. This number of shares of common stock represents approximately 42% of the currently outstanding number of shares of common stock.

In deciding to issue preferred stock and debentures through private placements, we took into account:

o    the number of common shares authorized and outstanding,
o the market price of the common stock at the time of each preferred stock or debenture sale, and
o the number of common shares the preferred stock or debentures would have been convertible into at the time of the sale.

At the time of each private placement there were enough shares, based on the price of our common stock at the time of the sale of the preferred stock or debentures, to satisfy the conversion requirements. Although our board of directors tried to negotiate a floor on the conversion price of each series of preferred stock and debentures prior to their sale, it was unable to do so.

In order to obtain working capital we will continue to:

o draw on our Fourth Private Equity Agreement pursuant to a prior registration statement and this registration statement, once it is declared effective
o seek capital through debt or equity financing which may include the issuance of convertible debentures or convertible preferred stock whose rights and preferences are superior to those of the common stockholders, and
o try to negotiate the best transaction possible taking into account the impact on our shareholders, dilution, loss of voting power and the possibility of a change-in-control.

Nonetheless, in order to satisfy our working capital needs, we may be forced to issue convertible securities without a floor on the conversion price.

In the event that we issue convertible preferred stock or convertible debentures without a limit on the number of shares that can be issued upon conversion and the price of our common stock decreases:

o the percentage of shares outstanding that will be held by these holders upon conversion will increase accordingly,
o the lower the market price the greater the number of shares to be issued to these holders upon conversion, thus increasing the potential profits to the holder when the price per share later increases and the holder sells the common shares,
o the preferred stockholders' and debenture holders' potential for increased share issuance and profit, including profits derived from shorting our common stock, in addition to a stock overhang of an indeterminable amount, may depress the price of our common stock,
o the sale of a substantial amount of preferred stock or debentures to relatively few holders could effectuate a possible change-in-control, and
o in the event of our voluntary or involuntary liquidation while the preferred stock or debentures are outstanding, the holders of those securities will be entitled to a preference in distribution of our property.

We may draw on our equity credit line which may cause the value of our common stock to decline and dilute the holdings of our shareholders.

We had a $25 million private equity line of credit from Charlton pursuant to our Private Equity Agreement dated May 15, 2002 and replaced that agreement with a $15 million Third Private Equity Credit Agreement dated October 29, 2002. On January 9, 2004, we executed a new Fourth Private Equity Credit Agreement with Charlton with terms and conditions more favorable for us. Pursuant to our new Fourth Private Equity Credit Agreement, when we feel it necessary, we may raise capital through the private sale of our common stock to Charlton at a price equal to 93% of the then market price based on the formula set forth in our agreement with Charlton. Under the Fourth Private Equity Credit Agreement, we filed an S-2 registration statement on January 30, 2004 to register 5,000,000 shares for resale by Charlton, which was declared effective on March 4, 2004. We may need capital in excess of the amounts available under the Fourth Private Equity Credit Agreement or if we decline to use the Fourth Private Equity Credit Agreement, we may seek additional funding through public or private financing or collaborative, licensing and other arrangements with corporate partners. If we utilize the Fourth Private Equity Credit Agreement; or additional funds are raised by issuing equity securities, especially convertible preferred stock, dilution to existing shareholders will result and future investors may be granted rights superior to those of existing shareholders. See "Financing/Equity Line of Credit"


The Fourth Private Equity Credit Line may not be available when we need it, thus limiting our ability to bring our CTLM(R) to market.

The Fourth Private Equity Credit Line contains various conditions to our being able to use it, including effectiveness of the required registration statement, the absence of any material adverse change in our business or financial condition, and a floor price, which is set at our option, and if violated during the valuation period may cause a termination of a particular put transaction unless waived by us. Further, Charlton is an offshore investment company and if it were unable or unwilling to fulfill its obligations, our legal remedies would be limited. Thus, we may be unable to draw down on the Fourth Private Equity Credit Line when we need the funds, and that could severely harm our business and financial condition and our ability to bring the CTLM(R) to market. In the last four years, we have been almost exclusively dependent on Charlton for working capital. Since April 1999, we have issued to Charlton a total of 95,287,340 shares of common stock through conversion of $13,410,000 face amount of our preferred stock and debentures purchased by Charlton and through $21,656,000 in purchases under all of our private equity lines. See "Selling Security Holder" and "Financing/Equity Line of Credit."

We have had and may have to issue securities, sometimes at substantially below market price, in order to pay off our debts which may further depress our stock price and dilute the holdings of our shareholders.

Since we have generated no material revenues to date, we have had difficulty in paying off some of our debts which have become due. In order to pay these debts, we have issued shares and/or warrants to purchase shares of common stock. We have also entered into agreements whereby the lender, sometimes at its option, may be issued other equity securities, such as warrants, to pay off debt. On some occasions, we have converted debt into equity at prices that were well below the market price. In addition, as we have no material revenues, we may have to issue more shares of common stock or other equity securities, sometimes at prices well below market price, in order to pay off current or future debts that become due. These types of issuances of common stock and other equity securities to pay off debt may further depress the price of our common stock and would dilute the holdings of our shareholders, and if substantial dilution does occur, could also cause a change-in-control.

Conversions of our convertible preferred stock and exercise of our convertible debentures and warrants may cause other detrimental effects to the value of our shareholders' holdings.

If we issue substantial amounts of convertible securities and the market price of our common stock declines significantly, we could be required to issue a number of shares of common stock sufficient to result in our current stockholders not having an effective vote in the election of directors and other corporate matters. In the event of a change-in-control, it is possible that the new majority stockholders may take actions that may not be consistent with the objectives or desires of our current stockholders.

We would most likely be required to convert any convertible preferred stock and convertible debentures which we choose to issue based on a formula that varies with the market price of our common stock. As a result, if the market price of our common stock increases after the issuance of our convertible preferred stock and convertible debentures, it is possible that, upon conversion of the convertible preferred stock and convertible debentures, we will issue shares of common stock at a price that is far less than the then-current market price of the common stock.

If the market price of our common stock decreases after we issue the convertible preferred stock or convertible debentures, upon conversion, we will have to issue an increased number of shares to the preferred stock and convertible debenture holders. The sale of convertible preferred stock and debentures may result in a very large conversion at one time. At the present time we have no convertible preferred stock or convertible debentures outstanding. In the event that we issue convertible preferred stock or convertible debentures we believe that we will have sufficient shares to cover any conversion of these issuances.

In addition, the warrants we issue are exercisable at a fixed price. If the market price of our common stock increases above the warrant exercise price, we will be required to issue shares of common stock upon exercise of the warrants at a price that is less than the then-current market price. Issuances at less than market price pose a risk to investors because these issuances may drive down the market price of our common stock.

                       Risks associated with our industry

We depend on market acceptance to sell our products, which have not been proven, and a lack of acceptance would depress our sales.

There can be no assurance that physicians or the medical community in general will accept and utilize the CTLM(R) or any other products that we develop. The extent and rate the CTLM(R) achieves market acceptance and penetration will depend on many variables, including, but not limited to:

o the establishment and demonstration in the medical community of the clinical safety, efficacy and cost-effectiveness of the CTLM(R),

o the advantages of the CTLM(R)over existing technology and cancer detection methods, including:
         -     Ultrasound or high frequency ultrasound,
         -     MRI,
         -     Thermography,
         -     Diaphonography,
         -     Electrical impedance, and
         -     Transillumination devices
o    third-party reimbursements practices, and
o    our manufacturing, quality control, marketing and sales efforts.

There can be no assurance that the medical community and third-party payers will accept our unique technology. Similar risks will confront any other products we develop in the future. Failure of our products to gain market acceptance would hinder our sales efforts resulting in a loss of revenues and net profit. It would further prevent us from developing new products.

Lack of third-party reimbursement may have a negative impact on the sales of our products, which would negatively impact our revenues.

In the United States, suppliers of health care products and services are greatly affected by Medicare, Medicaid and other government insurance programs, as well as by private insurance reimbursement programs. Third-party payers (Medicare, Medicaid, private health insurance companies, and other organizations) may affect the pricing or relative attractiveness of our products by regulating the level of reimbursement provided by these payers to the physicians, clinics and imaging centers utilizing the CTLM(R) or any other products that we may develop, by refusing reimbursement. The level of reimbursement, if any, may impact the market acceptance and pricing of our products, including the CTLM(R). Failure to obtain favorable rates of third-party reimbursement could discourage the purchase and use of the CTLM(R) as a diagnostic device.

In international markets, reimbursement by private third-party medical insurance providers, including governmental insurers and independent providers varies from country to country. In addition, such third-party medical insurance providers may require additional information or clinical data prior to providing reimbursement for a product. In some countries, our ability to achieve significant market penetration may depend upon the availability of third-party governmental reimbursement. Revenues and profitability of medical device companies may be affected by the continuing efforts of governmental and third party payers to contain or reduce the cost of health care through various means.

There are uncertainties regarding healthcare reform including possible legislation, whereby our customers may not receive medical reimbursement for the use of our product on their patients, which may cause our customers to use other services and products.

Several states and the United States government are investigating a variety of alternatives to reform the health care delivery system. These reform efforts include proposals to limit and further reduce and control health care spending on health care items and services, limit coverage for new technology and limit or control the price health care providers and drug and device manufacturers may charge for their services and products, respectively. If adopted and implemented, these reforms could cause our healthcare providers to limit or not use the CTLM(R) systems.

Competition in the medical imaging industry may result in competing products, superior marketing and lower revenues and profits for us.

The market in which we intend to participate is highly competitive. Many of the companies in the cancer diagnostic and screening markets have substantially greater technological, financial, research and development, manufacturing, human and marketing resources and experience than we do. These companies may succeed in developing, manufacturing and marketing products that are more effective or less costly than our products. Physicians using imaging equipment such as ultrasound or high frequency ultrasound systems, magnetic resonance imaging systems, and thermography, diaphonography and transilluminational devices may not use our products. Currently mammography is employed widely and our ability to sell the CTLM(R) to medical facilities will partially depend on our ability to demonstrate the clinical utility of the CTLM(R) as an adjunct to mammography and physical examination and its advantages over other available diagnostic tests. The competition for developing a commercial device utilizing computed tomography techniques and laser technology is difficult to ascertain given the proprietary nature of the technology. There are a significant number of academic institutions involved in various areas of research involving "optical medical imaging" which describes some of the technology utilized in our CTLM(R) breast imaging system.

                      Risks associated with our securities

Our common stock is considered "a penny stock" and may be difficult to sell.

The SEC has adopted regulations which generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Presently, the market price of our common stock is substantially less than $5.00 per share and therefore may be designated as a "penny stock" according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares. In addition, since our common stock is traded on the NASDAQ OTC Bulletin Board, investors may find it difficult to obtain accurate quotations of our common stock.

The volatility of our stock price could adversely affect your investment in our common stock.

The price of our common stock has fluctuated substantially since it began trading on the OTC Bulletin Board in September 1994. For example, in the current fiscal year which began July 1, 2003, the bid price ranged from a low of $.40 in the fourth quarter to a high of $1.80 in the first quarter, and in our last fiscal year which ended June 30, 2003, the bid price ranged from a low of $.17 in the fourth quarter to a high of $.85 in the fourth quarter. The market price of our shares, like that of the common stock of many other medical device companies, is likely to continue to be highly volatile. Factors that may have an impact on the price of our common stock include:

o    the timing and results of our clinical trials or those of our competitors,
o    governmental regulation,
o    healthcare legislation,

o    geopolitical events,
o    equity or debt financing, and
o developments in patent or other proprietary rights pertaining to our competitors or us, including litigation, fluctuations in our operating results, and market conditions for medical device company stocks and life science stocks in general.

We may issue preferred stock at any time to prevent a takeover or acquisition, any of which issuance could dilute the price of our common stock.

Our articles of incorporation authorize the issuance of preferred stock with designations, rights, and preferences that may be determined from time to time by the board of directors. Our board of directors is empowered, without stockholder approval, to designate and issue additional series of preferred stock with dividend, liquidation, conversion, voting and other rights, including the right to issue convertible securities with no limitations on conversion, which could adversely affect the voting power or other rights of the holders of our common stock. This could substantially dilute the common shareholders' interest and depress the price of our common stock. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change-in-control. The substantial number of issued and outstanding convertible preferred stock and the convertible debentures, and their terms of conversion may discourage or prevent an acquisition of our company.

Although we have increased and intend to further increase the number of shares of our authorized common stock, we still may not have enough authorized common stock available to utilize our Equity Credit Line.

Pursuant to a vote of a majority of our shareholders in December 2002, we amended our articles of incorporation to increase our authorized common stock from 150,000,000 shares to 200,000,000 shares in order to make available the shares we may need for sale under the Third Private Equity Credit Agreement and/or other future equity financing arrangements. In the event that we need additional shares for sale under the Fourth Private Equity Credit Agreement, we may, again, have to increase our authorized common stock in order to have available sufficient authorized common stock to utilize the Fourth Private Equity Credit Agreement, which would result in further dilution to our existing stockholders.

In addition, until the time when we are able to generate material revenues, we are dependent on equity or other financing to continue operations and the amendment affords us common stock to finance our operations through equity financings, which we will continue to do, as we will require substantial additional funds for our operations. We may again be obligated to increase our authorized common stock to facilitate the conversion of new preferred stock or debentures and to utilize our private equity credit line or to accommodate other future issuances of equity securities.

Based on the closing bid price of our common stock on June 17, 2004, of $.40 per share approximately 37,231,183 shares would be required to be issued to draw the balance of the $15 million maximum amount available under the Fourth Private Equity Credit Agreement, although it is unlikely that we will draw the full amount available. The amount of shares required would be proportionately less if we draw less.

In addition, 10,037,137 shares would be required for the exercise of outstanding options. Based upon this information, as of June 17, 2004, we would need in excess of approximately 19 million authorized shares for complete utilization of the Fourth Private Equity Credit Agreement and fulfillment of our existing stock-related obligations.

Given our 171,948,863 shares currently outstanding, the 10,037,137 shares reserved to cover outstanding options, the balance of 2,653,441 shares offered pursuant to our current S-2 registration statement and prospectus which was declared effective on March 4, 2004, and the 9,000,000 shares covered by this prospectus, we will have less than 7 million authorized but unissued shares available under our current articles of incorporation.

We currently are controlled by our executive officers and directors; however, a change-in-control may occur.

Our management beneficially owns 5% (assuming exercise of their currently exercisable options) of our common stock, and Linda Grable, our former Chairman and CEO who retired in April 2004, beneficially owns 19,660,274 shares of our common stock as of June 1, 2004, which represents 11% of our common stock (assuming exercise of her currently exercisable options) based on 171,948,863 shares currently outstanding. Although management owns a minority of the outstanding common stock, since we do not have cumulative voting, and since, in all likelihood the officers will be voting as a block and will be able to obtain proxies of other shareholders, management may continue to remain in a position to elect all of our directors and control our policies and operations. Based on the current market price of our common stock, we would have to issue approximately 37,231,183 shares to draw the balance of the $15 million maximum available under the new Fourth Private Equity Credit Agreement, and proportionately fewer shares if we draw less funds. The amounts of shares issuable under the Fourth Private Equity Credit Agreement could increase substantially if our common stock price declines. Dilution to management's ownership percentage as a result of share issuances under the Fourth Private Equity Credit Agreement could cause a change in control. In addition, Ms. Grable has announced that she is "currently evaluating whether to propose nominees, which may include herself, for election to IDS's Board of Directors at the next annual meeting of shareholders of IDS or at an earlier time (and to solicit proxies in connection therewith). No final decision in this regard has been made." If she proceeds with a proxy contest and prevails, a change in control would occur. If the proxy contest occurs, regardless of the outcome, the cost of the contest and resulting distraction to management and our employees could materially adversely affect our business.

We have not paid and do not currently intend to pay dividends, which may limit the current return you may receive on your investment in our common stock.

Since inception, we have not paid a dividend on our common stock and do not intend to pay dividends on our common stock in the foreseeable future.



                      Risks associated with our technology

We depend on a patent licensed to us by our late founder without which our operations would cease.

We own the rights, through an exclusive patent licensing agreement, for the use of the patent for the CTLM(R) technology. The estate of Richard Grable owns the patent. In addition, we own 16 patents and have 9 additional United States patents pending with regard to optical tomography, many of which are based on the original CTLM(R) technology. In the event that we breach the patent licensing agreement, we could lose the licensing rights to the CTLM(R) technology. The loss of the patent license would have a material adverse effect on us and our continued operations.

Our business would lose its primary competitive advantage if we are unable to protect our proprietary technology, or if substantially the same technology is developed by others.

We rely primarily on a combination of trade secrets, patents, copyright and trademark laws, and confidentiality procedures to protect our technology.

Our ability to compete effectively in the medical imaging products industry will depend on our success in protecting our proprietary technology, both in the United States and abroad. There can be no assurances that any patent that we apply for will be issued, or that any patents issued will not be challenged, invalidated, or circumvented, or that the rights granted will provide any competitive advantage. We hold four foreign patents; however, we have applied for 34 patents in various foreign countries. We could incur substantial costs in defending any patent infringement suits or in asserting any patent rights, including those granted by third parties, the expenditure of which we might not be able to afford.

Although we have entered into confidentiality and invention agreements with our employees and consultants, there can be no assurance that these agreements will be honored or that we will be able to protect our rights to our non-patented trade secrets and know-how effectively. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how. In addition, we may be required to obtain licenses to patents or other proprietary rights from third parties. If we do not obtain required licenses, we could encounter delays in product development or find that the development, manufacture, or sale of products requiring these licenses could be foreclosed. Additionally, we may, from time to time, support and collaborate in research conducted by universities and governmental research organizations. There can be no assurance that we will have or be able to acquire exclusive rights to the inventions or technical information derived from such collaborations or that disputes will not arise with respect to rights in derivative or related research programs that we conducted in conjunction with these organizations.

It may be necessary to enter into unfavorable agreements or defend lawsuits which would be costly if we infringe upon the intellectual property rights of others.

There has been substantial litigation regarding patent and other intellectual property rights in the medical device and related industries. We have been, and may be in the future, notified that we may be infringing on intellectual property rights possessed by other third parties. If any claims are asserted against our intellectual property rights, we may seek to enter into royalty or licensing arrangements. There is a risk in situations that no license will be available or that a license will not be available on reasonable terms. Alternatively, we may decide to litigate these claims or design around the patented technology. These actions could be costly and would divert the efforts and attention of our management and technical personnel. Consequently, any infringement claims by third parties or other claims for indemnification by customers resulting from infringement claims, whether or not proven to be true, may be costly to defend and may further limit the use of our technology.

We may not be able to keep up with the rapid technological change in the medical imaging industry which could make the CTLM(R) obsolete.

Methods for the detection of cancer are subject to rapid technological innovation and there can be no assurance that technical changes will not render our proposed products obsolete. Although we believe that the CTLM(R) can be upgraded to maintain its state-of-the-art character, the development of new technologies or refinements of existing ones might make our existing system technologically or economically obsolete, or cause a reduction in the value of, or reduce the need for, our CTLM(R). There can be no assurance that the development and commercial availability of new types of diagnostic medical equipment or technology will not have a material adverse effect on our business, financial condition, and results of operations. Although we are aware of no substantial technological changes pending, should a change occur, there can be no assurance that we will be able to acquire the new or improved systems which may be required to update the CTLM(R).

                       Risks associated with our business

We must comply with extensive government regulation and have no assurance of regulatory approvals or clearances which could cause us to cut back or cease operations.

Our delay or inability to obtain any necessary United States, state or foreign regulatory clearances or approvals for our products would prevent us from selling the CTLM(R) system in the U.S. and other countries.

In the United States, the CTLM(R) is regulated as a medical device and is subject to the FDA's pre-market clearance or approval requirements. To obtain FDA approval of an application for pre-market approval of a diagnostic tool such as the CTLM(R), the pre-market approval application must demonstrate based on statistically significant results from extensive clinical studies, that the subject device is safe and has clinical utility, meaning that as a diagnostic tool it provides information that measurably contributes to a diagnosis of a disease or condition. We are now relying on outside FDA consultants to assist us in obtaining the PMA from the FDA.

In addition, sales of medical devices outside the United States may be subject to international regulatory requirements that vary from country to country. The time required to gain approval for international sales may be longer or shorter than required for FDA approval and the requirements may differ. For example, in order to sell our products within the European Economic Area ("EEA"), companies are required to achieve compliance with the requirements of the medical devices directive and affix a "CE" marking on their products to attest compliance. In Europe, we have obtained the certifications in January 2001 necessary to enable the CE mark to be affixed to our products in order to conduct sales in member countries of the EEA, subject to compliance with additional regulations imposed by individual countries.

Regulatory approvals, if granted, may include significant limitations on the indicated uses for which the CTLM(R) may be marketed. In addition, to obtain these approvals, the FDA and certain foreign regulatory authorities may impose numerous other requirements which medical device manufacturers must comply with. FDA enforcement policy strictly prohibits the marketing of approved medical devices for unapproved uses. Product approvals could be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing.

The third-party manufacturers upon which we will depend to manufacture our products are required to adhere to applicable FDA regulations regarding quality systems regulations commonly referred to as QSRs, which include testing, control and documentation requirements. Failure to comply with applicable regulatory requirements, including marketing and promoting products for unapproved use, could result in warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant pre-market clearance or approval for devices, withdrawal of approvals and criminal prosecution. Changes in existing regulations or adoption of new government regulations or polices could prevent or delay regulatory approval of our products. Material changes to medical devices also are subject to FDA review and clearance or approval.

There can be no assurance that we will be able to obtain or maintain the following:

o    FDA approval of a pre-market approval application for the CTLM(R),
o foreign marketing clearances for the CTLM(R)or regulatory approvals or clearances for other products that we may develop, on a timely basis, or at all,
o    timely receipt of approvals or clearances,
o continued approval or clearance of previously obtained approvals and clearances, and
o    compliance with existing or future regulatory requirements.

If we do not obtain or maintain any of the above-mentioned standards, there may be material adverse effects on our business, financial condition and results of operations.

We may not be able to develop other products that are currently in the early stages of development due to our need for additional capital.

Due to our need for additional capital, our proposed products other than the CTLM(R) device are at early stages of development. There can be no assurance that any of our proposed products, including the CTLM(R), will:

o    be found to be safe and effective,
o meet applicable regulatory standards or receive necessary regulatory clearance,
o be safe and effective, developed into commercial products, manufactured on a large scale or be economical to market, or
o    achieve or sustain market acceptance.

Therefore, there is substantial risk that our product development and commercialization efforts will prove to be unsuccessful.

We will depend on a single product, the CTLM(R), for our revenues in the next few years, any problems with which would cause material adverse affects to our business.

We are in the process of developing additional products based on our main technology, including an enhancement of the CTLM(R) device for use with fluorescence contrast agents. The use of fluorescent contrast agents is not expected to result in a commercial product for at least several years, if at all. Consequently, pending its approval for commercial distribution in the United States, the CTLM(R) device would account for substantially all of our revenues, if any, for at least the next two years. Failure to gain regulatory approvals or market acceptance for the CTLM(R) device would prevent the sale of the CTLM(R) device in the U.S. and other countries adhering to FDA approved guidelines.

We depend upon suppliers with whom we have no contracts, which suppliers could cause production disruption if they terminated or changed their relationships with us.

We believe that there are a number of suppliers for most of the components and subassemblies required for the CTLM(R); however, components for our laser system are provided by one supplier. Although these components are provided by a limited number of other suppliers, we believe our laser supplier and their products are the most reliable. We have no agreement with our laser supplier and purchase the laser components on an as-needed basis. For certain services and components, we currently rely on single suppliers. If we encounter delays or difficulties with our third-party suppliers in producing, packaging, or distributing components of the CTLM(R) device, market introduction and subsequent sales would be adversely affected.

We have limited experience in sales, marketing and distribution, which could negatively impact our ability to enter into collaborative arrangements or other third party relationships which are important to the successful development and commercialization of our products and potential profitability.

We have limited internal marketing and sales resources and personnel. There can be no assurance that we will be able to establish sales and distribution capabilities or that we will be successful in gaining market acceptance for any products we may develop. There can be no assurance that we will be able to recruit and retain skilled sales, marketing, service or support personnel, that agreements with distributors will be available on terms commercially reasonable to us, or at all, or that our marketing and sales efforts will be successful.

There can be no assurance that we will be able to further develop our distribution network on acceptable terms, if at all, or that any of our proposed marketing schedules or plans can or will be met.

We depend on qualified personnel to run and develop our specialized business who we may be unable to retain or hire.

Due to the specialized scientific nature of our business, we are highly dependent upon our ability to attract and retain qualified scientific, technical and managerial personnel. We have entered into employment agreements with some of our executive officers. The loss of the services of existing personnel, as well as the failure to recruit key scientific, technical and managerial personnel in a timely manner would be detrimental to our research and development programs and could have an adverse impact upon our business affairs and finances. Our anticipated growth and expansion into areas and activities requiring additional expertise, such as marketing, will require the addition of new management personnel. Competition for qualified personnel is intense and there can be no assurance that we will be able to continue to attract and retain qualified personnel necessary for the development of our business.

As a result of the April 2004 retirement of our former Chairman and CEO Linda Grable, we are actively searching for a new permanent CEO. Meanwhile, our Executive Vice President and Chief Financial Officer, Allan Schwartz, serves as Interim CEO. There can be no assurance that we will be able to hire and retain a permanent CEO with the skill and experience that we need on terms which are reasonable to us. The absence of a permanent CEO and the extra demands on the time and attention of our Board and management by the CEO search and management transition processes could materially adversely affect our operations.

We have a limited manufacturing history that could cause delays in the production and shipment of our product.

We will have to expand our CTLM(R) manufacturing and assembly capabilities and contract for the manufacture of the CTLM(R) components in volumes that will be necessary for us to achieve significant commercial sales in the event we begin foreign sales and/or obtain regulatory approval to market our products in the United States. We have limited experience in the manufacture of medical products for clinical trials or commercial purposes. Should we continue to manufacture our products at our facility, our manufacturing facilities would continue to be subject to the full range of the FDA's current quality system regulations. In addition, there can be no assurance that our manufacturing efforts will be successful or cost-effective

We depend on third parties who may not be in compliance with the FDA's quality system regulations which may delay the approval or decrease the sales of the CTLM(R).

We have used and do use third parties to manufacture and deliver the components of the CTLM(R) and intend to continue to use third parties to manufacture and deliver these components and other products we may develop. There can be no assurance that the third-party manufacturers we depend on for the manufacturing of CTLM(R) components will be in compliance with the quality system regulations
(QSR) at the time of the pre-approval inspection or will maintain compliance afterwards. This failure could significantly delay FDA approval of the pre-market approval application for the CTLM(R) device.

We have had and may have delays in getting our products to market both domestically and internationally which have hindered and may hinder our sales.

Originally, we anticipated that the CTLM(R) would be ready for distribution in the summer of 1998; however, during the course of clinical trials, we learned of problems with particular components of the CTLM(R) that needed to be corrected before distribution. Solutions to these problems had to be found and adjustments had to be made to the CTLM(R) to correct these problems, which took longer than expected. Specifically, the laser components, the electronic technology involved in image acquisition and the fiber optics had to be modified.

We intend to sell CTLM(R) systems through distributors in various countries where sales are permitted. No CTLM(R) systems have been sold pursuant to an investigational device exemption in the United States market.

We will rely on international sales and may be subject to risks associated with international commerce.

We have commenced international sales efforts for the CTLM(R) in Europe, Asia and the Middle East. Until we receive pre-market approval from the FDA to market the CTLM(R) in the United States, our revenues, if any, will be derived from sales to international distributors. A significant portion of our revenues may be subject to the risks associated with international sales, including:

o    economical and political instability,
o    shipping delays,
o    fluctuation of foreign currency exchange rates,
o    foreign regulatory requirements, and
o various trade restrictions, all of which could have a significant impact on our ability to deliver products on a timely basis.

Significant increases in the level of customs duties, export quotas or other trade restrictions could have a material adverse effect on our business, financial condition and results of operations. The regulation of medical devices in foreign countries continues to develop, and there can be no assurance that new laws or regulations will not have an adverse effect on us. In order to minimize the risk of doing business with distributors in countries which are having difficult financial times, our international distribution agreements all require payment via an irrevocable letter of credit drawn on a United States bank prior to shipment of the CTLM(R).

Our business has the risk of product liability claims and preferred insurance coverage may be expensive or unavailable which may expose us to material liabilities.

Our business exposes us to potential product liability risks, which are inherent in the testing, manufacturing, and marketing of cancer detection products. Significant litigation, not involving us, has occurred in the past based on the allegations of false negative diagnoses of cancer. There can be no assurance that we will not be subjected to claims and potential liability. Although the FDA does not require product liability insurance with regard to clinical investigations, we obtained and presently carry product liability insurance in the amount of $3,000,000. While we plan to maintain insurance against product liability and defense costs, there can be no assurance that claims against us arising with respect to our products will be successfully defended or that the insurance to be carried by us will be sufficient to cover liabilities arising from any claims. A successful claim against us in excess of our insurance coverage could have a material adverse effect on us. Furthermore, there can be no assurance that we will be able to continue to obtain or maintain product liability insurance on acceptable terms.

                       Where You Can Find More Information

We have filed with the SEC a Registration Statement on Form S-2 with all amendments and exhibits under the Securities Act of 1933, concerning the common stock offered in this prospectus. This prospectus does not contain all of the information contained in the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For further information with respect to us and our securities, you should refer to the registration statement, including its schedules and exhibits. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, you should refer to the copy of the filed contract or document which is qualified in all respects by such reference. You may obtain copies of the registration statement from the SEC's principal office in Washington, D.C. upon payment of the fees prescribed by the SEC, or you may examine the registration statement without charge at the offices of the SEC described below.

We have filed annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further filing information and locations of public reference rooms. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov.

                 Incorporation Of Certain Documents By Reference

The SEC allows us to "incorporate by reference" the information that we file with it, meaning we can disclose important information to you by referring you to those documents already on file with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

     1. Our annual report on Form 10-KSB for the year ended June 30, 2003, filed on September 26, 2003.
     2. Our quarterly report on Form 10-QSB for the quarter ended September 30, 2003, filed on November 14, 2003.
     3. Our quarterly report on Form 10-QSB for the quarter ended December 31, 2003, filed on February 13, 2004.
     4. Our quarterly report on Form 10-QSB for the quarter ended March 31, 2004, filed on May 11, 2004.

We also incorporate by reference any future filings made with the SEC under Sections 13 (a), 13 (c), 14 or 15 (d) of the Securities Act of 1934, as amended, prior to the termination of the offering to which this prospectus relates.

You may request a copy of any of these filings, at no cost, by writing or calling us at the following address:

                  Imaging Diagnostic Systems, Inc.
                  6531 NW 18th Court
                  Plantation, Florida 33313
                  Telephone number (954) 581-9800
                  Attn:  Investor Relations

                   Information With Respect To The Registrant

The information required to be disclosed in the registration statement pertaining to this prospectus is incorporated by reference, including, among other documents, our latest Form 10-KSB, which is being delivered with this prospectus. See "Documents Incorporated by Reference", "Prospectus Summary", and "Risk Factors".

                         Financing/Equity Line of Credit

We will require substantial additional funds for working capital, including operating expenses, clinical testing, regulatory processes and manufacturing and marketing programs and our continuing product development programs. Our capital requirements will depend on numerous factors, including the progress of our product development programs, results of pre-clinical and clinical testing, the time and cost involved in obtaining regulatory approvals, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments and changes in our existing research, licensing and other relationships and the terms of any new collaborative, licensing and other arrangements that we may establish. Moreover, our fixed commitments, including salaries and fees for current employees and consultants, and other contractual agreements are likely to increase as additional agreements are entered into and additional personnel are retained.

On July 17, 2000 we sold to Charlton in a private placement 400 shares of our Series K convertible preferred stock for $4 million. We issued an additional 95 Series K shares to Charlton for $950,000 on November 7, 2000. The total of $4,950,000 was designed to serve as bridge financing pending draws on the Charlton private equity line (described below). We paid Spinneret Financial Systems Ltd. ("Spinneret"), an independent financial consulting firm unaffiliated with the Company and, according to Spinneret and Charlton, unaffiliated with Charlton, $200,000 as a consulting fee for the first tranche of Series K shares and five Series K shares as a consulting fee for the second tranche. We were obligated to pay a 9% dividend on the Series K convertible preferred in cash or common stock at our option semi-annually on June 30 and December 31 of each calendar year or upon the conversion date. Under the Series K Certificate of Designations, we had the option of redeeming the remaining convertible preferred (except for the Spinneret shares) solely through the use of the private equity line by paying cash with the following redemption premiums.

Days from closing               0-120          121-180           180

Redemption price
As a % of Principal             105%           107.5%            110%

In the event that, for whatever reason, we did not redeem the convertible preferred according to the above schedule, the holder had the right to convert the convertible preferred into common stock at a per share price equal to the lower of $1.29 (115% of the closing bid price on the day prior to the initial issuance) or 87.5% of the average of the three lowest closing bid prices (which need not be consecutive) of the 20 consecutive trading days prior to the conversion date. In November 2000, Charlton converted 25 Series K shares plus accrued dividends into 197,349 restricted shares of common stock. In January 2001, Charlton converted $3,950,000 (395 shares) of Series K convertible preferred stock into an aggregate of 4,935,412 common shares and Spinneret converted $50,000 (5 shares) of Series K convertible preferred stock into an aggregate of 63,996 common shares. On December 12, 2000, we registered 5,720,605 common shares underlying the 500 shares of Series K convertible preferred stock. The shares registered included only 58,140 shares underlying the Spinneret Series K preferred so we had to issue 5,856 common shares with a restrictive legend. Those shares were registered in February 2001. Of the remaining 100 shares of Series K preferred stock, 50 shares were converted into 664,659 shares of common stock in April 2001 and 50 shares were redeemed for $550,000 using proceeds from the Charlton private equity line in April 2001.

On August 17, 2000, we entered into a $25 million private equity credit agreement with Charlton. On November 29, 2000, prior to any draws under the initial private equity agreement, we terminated that agreement and the initial agreement was replaced by an Amended Private Equity Credit Agreement dated November 30, 2000 (the "Private Equity Agreement"). The Private Equity Agreement committed Charlton to purchase up to $25 million of common stock subject to certain conditions pursuant to Regulation D over the course of a commitment period extending 12 months after the effective date of a registration statement covering the Private Equity Agreement common shares. The timing and amounts of the purchase by the investor were at our sole discretion. We were required to draw down a minimum of $10 million from the credit line over the initial 12-month period. If the minimum amount was not sold, Charlton was entitled to receive a payment equal to 9% of the difference between the $10,000,000 and the amount drawn by us (the "Shortfall Payment"). The purchase price of the shares of common stock was set at 91% of the market price. The market price, as defined in the agreement, was the average of the three lowest closing bid prices of the common stock over the ten day trading period beginning on the put date and ending on the trading day prior to the relevant closing date of the particular tranche. If, subsequent to effectiveness, the registration statement was suspended at any time, we would be obligated to pay liquidated damages of 1.5% of the cost of all common stock then held by the investor for each 15-day period or portion thereof, beginning on the date of the suspension. If such suspension was cured within the first 15 days, the damages would not apply. The only fee associated with the private equity financing was a 5% consulting fee payable to Spinneret. In September 2001 Spinneret proposed to lower the consulting fee to 4% provided that we pay their consulting fee in advance. We reached an agreement and paid them $250,000 out of proceeds from a put. On December 13, 2000 we registered 7,089,685 shares of common stock underlying $10 million out of the $25 million available in the Private Equity Agreement. Because of the decline in our stock price, we did not have sufficient common shares registered to fulfill our obligation under the Private Equity Agreement. To satisfy our obligation to provide registered common shares to cover the $10 million minimum, we registered 9,875,000 additional shares on October 23, 2001. We paid Spinneret an additional $186,235 in consulting fees relating to the Private Equity Agreement from January to September 2001.

The principal conditions to our ability to draw under the private equity line were that (i) during the 15 trading days immediately preceding each of the put notice date and the corresponding closing date (11 trading days after the put notice date) the average bid price of our common stock must be at least $.50 and the average daily trading volume must be at least $100,000, (ii) no more than 19.9% of our outstanding common stock (34,217,823 shares as of the date of this report) may be issued under the agreement without shareholder approval if such approval is required by our principal trading market (it is not required by our current market, the OTC Bulletin Board), (iii) the purchase cannot cause Charlton to beneficially own more than 9.9% of our outstanding common stock (according to the information available to us it beneficially owns less than 5% of the common stock as of the date of this report), and (iv) there be no material adverse change in our business or financial condition since our most recent filing with the SEC.

The New Private Equity Agreement
--------------------------------

Because the average bid price of our common stock fell below the contractually required $.50 during the 15-day period prior to puts and/or put closings from time to time in the period beginning November 15, 2001, Charlton orally agreed to waive the minimum price requirement. Further, because we drew only $5,825,000 of the $10,000,000 minimum by December 13, 2001, Charlton orally agreed to extend the commitment period and thereby waived its right to receive a Shortfall Payment based on our failure to timely draw the $10,000,000 minimum. On May 7, 2002, we and Charlton entered into a written amendment to the Private Equity Agreement as of November 15, 2001, which (i) reduced the minimum stock price requirement from $.50 to $.25, (ii) reduced the minimum average daily trading volume to $50,000, and (iii) extended the commitment period to December 13, 2003. Between November 15, 2001, and April 24, 2002, Charlton accepted two puts totaling $625,000 and 1,410,240 shares despite the relevant average bid price having fallen below $.50. From December 14, 2001, to April 24, 2002, Charlton accepted eight puts totaling $2,600,000 and 5,897,827 shares. Charlton has not accepted any puts under the prior Private Equity Agreement since April 24, 2002.

Charlton agreed to the waivers sought by us in connection with the prior Private Equity Agreement because of our good working relationship and the mutually beneficial nature of the relationship. During the initial one-year commitment period, we drew only $5,825,000 of the $10,000,000 minimum because we did not require all of the funds and wanted to avoid unnecessary dilution of our shareholders and unnecessary sales of our stock, which could have depressed its market price. Charlton has never rejected any of our puts. From January 25, 2001 to April 9, 2002 we drew $8,425,000 and issued 15,015,479 shares to Charlton under the prior Private Equity Agreement.

On May 15, 2002, we and Charlton entered into a new private equity agreement which replaced the prior Private Equity Agreement (the "New Private Equity Agreement"). The terms of the New Private Equity Agreement are substantially equivalent to the terms of the prior agreement, except that (i) the commitment period is three years from the effective date of a registration statement covering the New Private Equity Agreement shares, (ii) the minimum amount we must draw through the end of the commitment period is $2,500,000, (iii) the minimum stock price requirement has been reduced to $.20, and (iv) the minimum average trading volume has been reduced to $40,000. The conditions to our ability to draw under this private equity line, as described above, may materially limit the draws available to us.

Since we did not yet have an effective registration statement covering shares to be sold pursuant to the New Private Equity Agreement, in May 2002, Charlton loaned us $350,000 in order to partially cover our short-term working capital needs. This loan was evidenced by a promissory note dated May 29, 2002, due August 1, 2002, and bearing interest at a rate of 2% per month. The loan was secured by a pledge of 1,000,000 shares of our common stock, 500,000 each by our Chief Executive Officer, Linda Grable, and by our Executive Vice President and Chief Financial Officer, Allan Schwartz, and was personally guaranteed by Ms. Grable and Mr. Schwartz. Charlton orally agreed to extend the due date of the note, and we have paid it back in full with proceeds of puts under the New Private Equity Agreement between July and December 2002.

On May 17, 2002 we filed a registration statement on Form S-2 to register 10,000,000 shares underlying the New Private Equity Agreement, which was declared effective by the SEC on July 24, 2002. We intend to make sales under the New Private Equity Agreement from time to time in order to raise working capital on an "as needed" basis. We may sell additional shares pursuant to the New Private Equity Agreement through subsequent registration statement(s), provided that our stock price remains above that agreement's minimum. As of the date of this prospectus under the New Private Equity Agreement we have drawn down $2,076,000 and issued 9,989,319 shares of common stock.

The Third Private Equity Credit Agreement
-----------------------------------------

On October 29, 2002, we and Charlton entered into a new "Third Private Equity Credit Agreement" with which we intend to supplement the prior New Private Equity Agreement. The terms of the Third Private Equity Credit Agreement are substantially equivalent to the terms of the prior agreement, except that (i) the commitment period is three years from the effective date of a registration statement covering the Third Private Equity Credit Agreement shares, (ii) the maximum commitment is $15,000,000, (iii) the minimum amount we must draw through the end of the commitment period is $2,500,000, (iv) the minimum stock price requirement has been reduced to $.10, and (v) the minimum average trading volume in dollars has been reduced to $20,000. The conditions to our ability to draw under this private equity line, as described above, may materially limit the draws available to us.

We intend to make sales under the new Third Private Equity Credit Agreement from time to time in order to raise working capital on an "as needed" basis. Based on our current assessment of our financing needs, we intend to draw in excess of the $2,500,000 minimum but substantially less than the $15,000,000 maximum under the new Third Private Equity Credit Agreement; however, if those needs change we may draw up to the $15,000,000 maximum. As of the date of this prospectus under the Third Private Equity Credit Agreement we have drawn down $10,005,000 and issued 24,307,100 shares of common stock.

There can be no assurance that adequate financing will be available when needed, or if available, will be available on acceptable terms. Insufficient funds may prevent us from implementing our business plan or may require us to delay, scale back, or eliminate certain of our research and product development programs or to license to third parties rights to commercialize products or technologies that we would otherwise seek to develop ourselves. If we utilize the new Third Private Equity Credit Agreement or additional funds are raised by issuing equity securities, especially convertible preferred stock and convertible debentures, dilution to existing shareholders will result and future investors may be granted rights superior to those of existing shareholders. Moreover, substantial dilution may result in a change in our control.

The Fourth Private Equity Credit Agreement
------------------------------------------

On January 9, 2004, we and Charlton entered into a new "Fourth Private Equity Credit Agreement" which replaces our prior private equity agreements. The terms of the Fourth Private Equity Credit Agreement are more favorable to us than the terms of the prior Third Private Equity Credit Agreement. The new, more favorable terms are: (i) The put option price is 93% of the three lowest closing bid prices in the ten day trading period beginning on the put date and ending on the trading day prior to the relevant closing date of the particular tranche, while the prior Third Private Equity Credit Agreement provided for 91%, ii) the commitment period is two years from the effective date of a registration statement covering the Fourth Private Equity Credit Agreement shares, while the prior Third Private Equity Credit Agreement was for three years, (iii) the maximum commitment is $15,000,000, (iv) the minimum amount we must draw through the end of the commitment period is $1,000,000, while the prior Third Private Equity Credit Agreement minimum amount was $2,500,000, (v) the minimum stock price requirement is now controlled by us as we have the option of setting a floor price for each put transaction (the previous minimum stock price in the Third Private Equity Credit Agreement was fixed at $.10), (vi) there are no fees associated with the Fourth Private Equity Credit Agreement; the prior private equity agreements required the payment of a 5% consulting fee to Spinneret, which was subsequently lowered to 4% by mutual agreement in September 2001, and
(vii) the elimination of the requirement of a minimum average daily trading volume in dollars. The previous trading volume requirement in the Third Private Equity Credit Agreement was $20,000. The conditions to our ability to draw under this private equity line, as described above, may materially limit the draws available to us.

On January 30, 2004, we filed a registration statement with respect to 5,000,000 shares of our common stock to be issued pursuant to the Fourth Private Equity Credit Agreement. This registration statement became effective March 4, 2004, at which time the Third Private Equity Credit Agreement was terminated, and we began drawing under the Fourth Private Equity Credit Agreement. We intend to make sales under the new Fourth Private Equity Credit Agreement from time to time in order to raise working capital on an "as needed" basis. Based on our current assessment of our financing needs, we intend to draw in excess of the $1,000,000 minimum but substantially less than the $15,000,000 maximum under the new Fourth Private Equity Credit Agreement; however, if those needs change we may draw up to the $15,000,000 maximum. As of the date of this prospectus, under the Fourth Private Equity Credit Agreement we have drawn down $1,150,000 and issued 2,346,559 shares of common stock.

As of the date of this prospectus, since January 2001, we have drawn an aggregate of $21,656,000 in gross proceeds from our equity credit lines with Charlton and have issued 95,287,340 shares as a result of those draws.

There can be no assurance that adequate financing will be available when needed, or if available, will be available on acceptable terms. Insufficient funds may prevent us from implementing our business plan or may require us to delay, scale back, or eliminate certain of our research and product development programs or to license to third parties rights to commercialize products or technologies that we would otherwise seek to develop ourselves. If we utilize the new Fourth Private Equity Credit Agreement; or additional funds are raised by issuing equity securities, especially convertible preferred stock and convertible debentures, dilution to existing shareholders will result and future investors may be granted rights superior to those of existing shareholders. Moreover, substantial dilution may result in a change in our control.

                             Selling Security Holder

The selling security holder, Charlton Avenue LLC, is the potential purchaser of stock under the Fourth Private Equity Credit Agreement. The shares offered in this prospectus are based on the Fourth Private Equity Credit Agreement and the registration rights agreement between the selling security holder and us. We are unable to determine the exact number of shares that will actually be sold according to this prospectus due to:

o the ability of the selling security holder to determine when and whether it will sell any shares under this prospectus; and
o the uncertainty as to the number of shares of common stock, which will be issued upon exercise of our put options under the Fourth Private Equity Credit Agreement.

The put option price is 93% of the three lowest closing bid prices in the ten day trading period beginning on the put date and ending on the trading day prior to the relevant closing date of the particular tranche.

Since the purchase price under the Fourth Private Equity Credit Agreement is based on the market price of our common stock after exercise of our put option, the number of shares subject to registration rights will increase if the market price of our common stock decreases, and will decrease if the market price increases. See "Financing/Equity Line of Credit".

Neither Charlton nor any of its affiliates has held any position, office, or other material relationship with us in the past five years except that Charlton has acquired a total of 95,287,340 shares of common stock through conversion of $13,410,000 of our preferred stock and debentures that it purchased and through $21,656,000 in purchases under the Private Equity Agreements: See "Financing/Equity Line of Credit."

The following table identifies the selling security holder based upon information provided to us by Charlton as of June 17, 2004, with respect to the shares beneficially held by or acquirable by, the selling security holder, and the shares of common stock beneficially owned by the selling security holder which are not covered by this prospectus.


                          Selling Security Holders' Table

------------------------------- ----------------- ------------ ------------- --------------- --------------
                                Registrant's      Common       Total         Total           Percentage
Name and Address Of             Relationship      Shares       Number Of     Number Of       Owned (if
Security Holder                 With Selling      Owned        Shares To     Shares Owned    more
                                Security Holder    Prior To    Be            by Security     than 1%) by
                                Within The Past   Offering     Registered    Holder After    Security
                                Three Years                                  Offering        Holder After
                                                                                             Offering
------------------------------- ----------------- ------------ ------------- --------------- --------------
Charlton Avenue LLC
c/o Citco Trustees                  Investor          -0-       9,000,000         -0-            -0-
(Cayman Limited)
P.O. Box 31106
SMB
Grand Cayman
Cayman Island,
British West Indies

------------------------------- ----------------- ------------ ------------- --------------- --------------

Navigator Management, Ltd. is the director of and has sole voting and investment control over Charlton Avenue LLC. David Sims is the President and Director of Navigator and controls Navigator's voting and investment decisions on behalf of Charlton.

                                 Use Of Proceeds

The selling security holder is selling all of the shares covered by this prospectus for its own account. Accordingly, we will not receive any proceeds from the resale of the shares. Each time we sell our common stock, we will provide a prospectus supplement. We will receive proceeds from any sales of common stock under the Fourth Private Equity Credit Agreement to Charlton. We intend to use the net proceeds from sales under the Fourth Private Equity Credit Agreement as working capital to cover our general corporate needs until such time, if ever, as we are able to generate a positive cash flow from operations. Based on the $0.40 market price of our common stock on June 17, 2004, we estimate that we will receive net proceeds of approximately $3.6 million from sales to Charlton of the shares covered by this prospectus. We expect to use these net proceeds over the next five months in the following approximate amounts: $1,250,000 for payroll, of which $260,000 will be used to pay our Executive Officers, $975,000 for general and administrative expenses, $75,000 for engineering and research and development expenses, $1,000,000 for inventory build-up, $75,000 for advertising and promotion, $25,000 for training and $200,000 for ongoing regulatory and clinical expenses. We will bear all expenses relating to the registration statement of which this prospectus is a part.

We have used the funds previously raised from Charlton to provide working capital, primarily for general and administrative, engineering, research and development, clinical and regulatory expenses. Also, in April 2001, we used $550,000 raised from Charlton under our Amended Private Equity Agreement to redeem 50 shares of Series K preferred stock.

                              Plan Of Distribution

Charlton is offering the shares of common stock purchased by it under the Fourth Private Equity Credit Agreement for its account as statutory underwriter, and not for our account. We will not receive any proceeds from the sale of common stock by Charlton. Charlton has agreed to be named as a statutory underwriter within the meaning of the Securities Act of 1933 in connection with such sales of common stock and will be acting as an underwriter in its resales of the common stock under this prospectus. Charlton has, prior to any sales, agreed not to effect any offers or sales of the common stock in any manner other than as specified in the prospectus and not to purchase or induce others to purchase common stock in violation of any applicable state and federal securities laws, rules and regulations and the rules and regulations of the principal trading market of our common stock.

To permit Charlton to resell the shares of common stock issued to it under the Fourth Private Equity Credit Agreement, we agreed to register those shares and to maintain that registration. To that end, we agreed with Charlton that we will prepare and file such amendments and supplements to the registration statement and the prospectus as may be necessary in accordance with the Securities Act and the related rules and regulations, in order to keep it effective until the earliest of any of the following dates:

          o The date that is one year after the completion of the last closing under the Fourth Private Equity Credit Agreement.

          o the date after which all of the common stock held by Charlton or its transferees that are covered by the registration statement have been transferred to persons who may trade such shares without restriction under the Securities Act of 1933 or without volume limitations under SEC rule 144;

          o the date after which all of the shares of common stock held by Charlton or its transferees that are covered by the registration statement have been sold by Charlton or its transferees pursuant to the registration statement;

The shares offered by this prospectus may be sold or distributed from time to time by the selling security holder or by pledgees, donees or transferees of, or successors in interest to, the selling security holder, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The distribution of the shares may be effected in one or more of the following methods:

          o ordinary brokers transactions, which may include long or short sales,

          o transactions involving cross or block trades or otherwise on the OTC Bulletin Board,

          o purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus,

          o "at the market" to or through market makers or into an existing market for the common stock,

          o in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents,

          o through transactions in options, swaps or other derivatives (whether exchange listed or otherwise), or

          o any combination of the foregoing, or by any other legally available means.

In addition, the selling security holder may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling security holder. The selling security holder may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus.

Brokers, dealers, underwriters or agents participating in the distribution of the shares may receive compensation in the form of discounts, concessions or commissions from the selling security holder and/or the purchasers of shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The selling security holder and any broker-dealers acting in connection with the sale of the shares hereunder may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by them and any profit realized by them on the resale of shares as principals may be deemed underwriting compensation under the Securities Act of 1933, as amended. Neither we, nor the selling security holder can presently estimate the amount of such compensation. We know of no existing arrangements between the selling security holder and any other security holder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

We will not receive any proceeds from the sale of the common shares pursuant to this prospectus. We have agreed to bear the expenses of the registration of the shares, including legal, accounting and registration fees, and such expenses are estimated to be $7,500.

We have informed the selling stockholder that certain anti-manipulative rules contained in Regulation M under the Securities Exchange Act of 1934, as amended, may apply to their sales in the and have informed them of the need for delivery of copies of this prospectus.

The selling security holder may also use Rule 144 under the Securities Act, to sell the shares if they meet the criteria and conform to the requirements of such rule.

                            Description Of Securities

Our authorized capital stock consists of 202,000,000 shares of capital stock of which 200,000,000 shares are common stock, no par value, and 2,000,000 shares are preferred stock, no par value. As of June 17, 2004, there were issued and outstanding 171,948,863 shares of common stock, and options to purchase 10,037,137 shares of common stock.

Common Stock

Holders of the common stock are entitled to one vote for each share held in the election of directors and in all other matters to be voted on by shareholders. There is no cumulative voting in the election of directors. Holders of common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of funds legally available. In the event of liquidation, dissolution or winding up, holders of common stock are to share in all assets remaining after the payment of liabilities. The holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the common stock. The rights of the holders of the common stock are subject to any rights that may be fixed for holders of preferred stock. All of the outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Our articles of incorporation authorize the issuance of preferred stock with designations, rights, and preferences as may be determined from time to time by the board of directors. The board of directors is empowered, without stockholder approval, to designate and issue additional series of preferred stock with dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion, which could adversely affect the voting power or other rights of the holders of our common stock, substantially dilute a common shareholder's interest and depress the price of our common stock.

            Disclosure Of Commission Position On Indemnification For
                           Securities Act Liabilities

Section 607.0850 of the Florida General Corporation Act allows companies to indemnify their directors, officers and agent against expenses, judgments, fines and amounts paid in settlement under that conditions and limitations described in that law.

              Article VII of our Articles of Incorporation authorizes us to indemnify our directors and officers in the following manner:

          o To the extent permitted by law, none of our directors or officers will be personally liable to us or our shareholders for damages for breach of any duty owed by the directors and officers to us or our shareholders; provided, that, to the extent required by law, the directors and officers will not be relieved from liability for any breach of duty based upon an act or omission
               (i) in breach of such person's duty of loyalty to us or our shareholders, (ii) not in good faith or involving a knowing violation of law or (iii) resulting in receipt by a director or an officer of an improper personal benefit. No amendment to or repeal of this Article and no amendment, repeal or termination of effectiveness of any law authorizing this Article shall apply to or effect adversely any right or protection of any of our directors or officers for or with respect to any acts or omissions of the directors or officers occurring prior to amendment, repeal or termination of effectiveness.

          o To the extent that any of our directors, officers or other corporate agents have been successful on the merits or otherwise in defense of any civil or criminal action, suit, or proceeding referred to above, or in defense of any claim, issue, or matter therein, any director, officer or corporate agent will be indemnified against any expenses (including attorneys' fees) actually and reasonably incurred by the director, officer or corporate agent in connection therewith.

          o Expenses incurred by a director, officer, or other corporate agent in connection with a civil or criminal action, suit, or proceeding may be paid by the Company in advance of the final disposition of the action suit, or proceeding as authorized by our board of directors upon receipt of an undertaking by or on behalf of the corporate agent to repay the amount if it shall ultimately be determined that the director, officer or corporate agent is not entitled to be indemnified. The officers and directors have indemnification agreements and are covered by Directors and Officers Liability Insurance in the amount of 1 million dollars.

              Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to these provisions, or otherwise, we have been advised that, in the opinion of the SEC, this type of indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                     Experts

Our audited financial statements incorporated by reference have been examined by Margolies, Fink and Wichrowski, independent certified public accountants, for the periods and extent in their respective report and are used in reliance upon their authority as experts in accounting and auditing.


                                  Legal Matters

The validity of the common stock offered in this prospectus will be passed upon for the Company by Robert B. Macaulay, Esq., Mitrani, Rynor, Adamsky & Macaulay, P.A., Miami, Florida.

                              Financial Information

The following financial statements should be read in conjunction with the financial statement information contained in and incorporated by reference from our most recent report on Form 10-KSB, which is being furnished with this prospectus.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)



                                TABLE OF CONTENTS

                                                                     Page

         REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS           F-1

         FINANCIAL STATEMENTS:

                  Balance Sheets                                      F-3

                  Statements of Operations                            F-4

                  Statements of Stockholders' Equity                  F-5

                  Statements of Cash Flows                            F-13

                  Notes to Financial Statements                       F-15

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Directors and Stockholders
Imaging Diagnostic Systems, Inc.


We have audited the accompanying balance sheets of Imaging Diagnostic Systems, Inc. (a Development Stage Company) as of June 30, 2003 and 2002, and the related statements of operations, stockholders' equity and cash flows for the years ended June 30, 2003 and 2002 and for the period December 10, 1993 (date of inception) to June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Imaging Diagnostic Systems, Inc. (a Development Stage Company), as of June 30, 2003 and 2002 and the results of its operations and its cash flows for the years ended June 30, 2003 and 2002 and for the period December 10, 1993 (date of inception) to June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

The Company is in the development stage as of June 30, 2003 and to date has had no significant operations. Recovery of the Company's assets is dependent on future events, the outcome of which is indeterminable. In addition, successful completion of the Company's development program and its transition, ultimately, to attaining profitable operations is dependent upon obtaining adequate financing to fulfill its development activities and achieving a level of sales adequate to support the Company's cost structure.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered recurring losses and has yet to generate an internal cash flow that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                    /s/
Margolies, Fink and Wichrowski

Certified Public Accountants
Pompano Beach, Florida
August 11, 2003

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                                 Balance Sheets

                             June 30, 2003 and 2002



                                     ASSETS

                                                                   2003            2002
                                                               ------------    ------------
Current assets:
  Cash and cash equivalents                                    $  1,361,507    $    194,894
  Loans receivable - employees                                        1,455           1,470
  Inventory                                                       2,012,275       2,926,176
  Prepaid expenses                                                   28,722          56,708
                                                               ------------    ------------

         Total current assets                                     3,403,959       3,179,248
                                                               ------------    ------------

Property and equipment, net                                       2,129,338       2,292,177
Other assets                                                        840,420         874,596
                                                               ------------    ------------

                                                               $  6,373,717    $  6,346,021
                                                               ============    ============


             LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses                        $    937,005    $  1,237,559
  Short-term debt                                                   300,407       1,453,717
  Other current liabilities                                       1,014,486       1,192,736
                                                               ------------    ------------

         Total current liabilities                                2,251,898       3,884,012
                                                               ------------    ------------

Commitments and contingencies

Stockholders' equity:
  Common stock, no par value; authorized 200,000,000 shares,
    issued 162,994,039 and 131,595,713 shares, respectively      71,368,361      61,659,936
  Additional paid-in capital                                      1,597,780       1,597,780
  Deficit accumulated during the development stage              (68,844,322)    (60,663,798)
                                                               ------------    ------------

                                                                  4,121,819       2,593,918
Less: deferred compensation                                            --          (117,600)
          subscriptions receivable                                     --           (14,309)
                                                               ------------    ------------

         Total stockholders' equity                               4,121,819       2,462,009
                                                               ------------    ------------

                                                               $  6,373,717    $  6,346,021
                                                               ============    ============




               See accompanying notes to the financial statements.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                            Statements of Operations

                                                                                           From Inception
                                                                                            (December 10,
                                                          Year Ended         Year Ended         1993) to
                                                        June 30, 2003     June 30, 2002    June 30, 2003
                                                         -------------    -------------    -------------
Sales                                                    $     184,085    $        --      $     184,085

Cost of sales                                                   79,189             --             79,189
                                                         -------------    -------------    -------------

Gross profit                                                   104,896             --            104,896
                                                         -------------    -------------    -------------

Operating expenses:
  Compensation and related benefits:
      Administrative and engineering                     $   1,782,083    $   1,761,684       17,130,676
      Research and development                               1,109,220        1,126,323        7,472,996
  Research and development expenses                                751            2,129        2,996,350
  Selling, general and administrative expenses                 425,756          423,098        3,053,253
  Inventory valuation adjustments                              910,444          547,942        2,648,491
  Depreciation and amortization                                240,329          246,871        2,057,854
  Amortization of deferred compensation                           --               --          4,064,250
  Other operating expenses  (Note 11)                        2,840,863        2,859,209       18,244,950
                                                         -------------    -------------    -------------

                                                             7,309,446        6,967,256       57,668,820
                                                         -------------    -------------    -------------

     Operating loss                                         (7,204,550)      (6,967,256)     (57,563,924)

Gain on sale of fixed assets                                    11,254             --             11,254
Interest income                                                    689            1,031          259,532
Interest expense                                              (987,917)        (711,335)      (4,703,424)
                                                         -------------    -------------    -------------


     Net loss                                               (8,180,524)      (7,677,560)     (61,996,562)

Dividends on cumulative preferred stock:
 From discount at issuance                                        --               --         (5,402,713)
 Earned                                                           --               --         (1,445,047)
                                                         -------------    -------------    -------------

     Net loss applicable to common shareholders          $  (8,180,524)   $  (7,677,560)   $ (68,844,322)
                                                         =============    =============    =============

Net loss per common share:
  Basic
    Net loss per common share                            $        (.06)   $        (.06)   $       (1.10)
                                                         =============    =============    =============

    Weighted average number of common shares               145,150,783      125,746,307       62,748,751
                                                         =============    =============    =============

  Diluted
    Net loss per common share                            $        (.06)   $        (.06)   $       (1.10)
                                                         =============    =============    =============

    Weighted average number of common shares               145,150,783      125,746,307       62,748,751
                                                         =============    =============    =============




               See accompanying notes to the financial statements.


                                       F-4


                                                                      IMAGING DIAGNOSTIC SYSTEMS, INC.
                                                                        (a Development Stage Company)

                                                                      Statement of Stockhoders' Equity

                                                         From December 10, 1993 (date of inception) to June 30, 2002


                                                   Preferred Stock (**)         Common Stock        Additional
                                                        Number of                Number of            Paid-in
                                                   Shares       Amount      Shares        Amount      Capital
                                                ------------- ----------  ------------- ----------  ------------

Balance at December 10, 1993 (date of inception)          0   $-              0   $      --     $      --

Issuance of common stock, restated for reverse
   stock split                                         --     --        510,000        50,000          --

Acquisition of public shell                            --                  --         178,752          --

Net issuance of additional shares of stock             --                  --      15,342,520        16,451

Common stock sold                                      --                  --          36,500        36,500

Net loss                                               --                                --            --
                                                -----------   ---   -----------   -----------   -----------

Balance at June 30, 1994                               --     --     16,067,772       102,951          --

Common stock sold                                      --     --      1,980,791     1,566,595          --

Common stock issued in exchange for services           --     --        115,650       102,942          --

Common stock issued with employment agreements         --     --         75,000        78,750          --

Common stock issued for compensation                   --     --        377,500       151,000          --

Stock options granted                                  --     --           --            --         622,500

Amortization of deferred compentsation                 --     --           --            --            --

Forgiveness of officers' compensation                  --     --           --            --          50,333

Net loss                                               --     --           --            --            --
                                                -----------   ---   -----------   -----------   -----------

Balance at June 30, 1995                               --     --     18,616,713     2,002,238       672,833
                                                -----------   ---   -----------   -----------   -----------


                                                  Deficit
                                                Accumulated
                                                 During the
                                                Development    Subscriptions   Deferred
                                                   Stage       Receivable    Compensation      Total
                                                -------------  ------------  -------------- -------------
Balance at December 10, 1993 (date of inception)  $    --      $      --      $      --      $      --

Issuance of common stock, restated for reverse
   stock split                                         --             --             --           50,000

Acquisition of public shell                            --             --             --             --

Net issuance of additional shares of stock             --             --             --           16,451

Common stock sold                                      --             --             --           36,500

Net loss                                               --          (66,951)          --          (66,951)
                                                -----------    -----------    -----------    -----------

Balance at June 30, 1994                            (66,951)          --             --           36,000

Common stock sold                                      --         (523,118)          --        1,043,477

Common stock issued in exchange for services           --             --             --          102,942

Common stock issued with employment agreements         --             --             --           78,750

Common stock issued for compensation                   --             --             --          151,000

Stock options granted                                  --             --         (622,500)          --

Amortization of deferred compentsation                 --             --          114,375        114,375

Forgiveness of officers' compensation                  --             --             --           50,333

Net loss                                         (1,086,436)          --             --       (1,086,436)
                                                -----------    -----------    -----------    -----------

Balance at June 30, 1995                         (1,153,387)      (523,118)      (508,125)       490,441
                                                -----------    -----------    -----------    -----------



               See accompanying notes to the financial statements.



                                                                         IMAGING DIAGNOSTIC SYSTEMS, INC.
                                                                           (a Development Stage Company)

                                                                   Statement of Stockhoders' Equity (Continued)

                                                            From December 10, 1993 (date of inception) to June 30, 2002


                                                   Preferred Stock (**)              Common Stock            Additional
                                                -----------------------------------------------------------
                                                         Number of                    Number of               Paid-in
                                                   Shares        Amount         Shares          Amount        Capital
                                                ------------- ------------- --------------- --------------- -------------
Balance at June 30, 1995                                    --             --       18,616,713      2,002,238        672,833
                                                     -----------    -----------    -----------    -----------    -----------

Preferred stock sold, including dividends                  4,000      3,600,000           --             --        1,335,474

Common stock sold                                           --             --          700,471      1,561,110           --

Cancellation of stock subscription                          --             --         (410,500)      (405,130)          --

Common stock issued in exchange for services                --             --        2,503,789      4,257,320           --

Common stock issued with exercise of stock options          --             --          191,500        104,375           --

Common stock issued with exercise of options
    for compensation                                        --             --          996,400        567,164           --

Conversion of preferred stock to common stock             (1,600)    (1,440,000)       420,662      1,974,190       (534,190)

Common stock issued as payment of preferred
    stock dividends                                         --             --            4,754         14,629           --

Dividends accrued on preferred stock not
    yet converted                                           --             --             --             --             --

Collection of stock subscriptions                           --             --             --             --             --

Amortization of deferred compentsation                      --             --             --             --             --

Forgiveness of officers' compensation                       --             --             --             --          100,667

Net loss (restated)                                         --             --             --             --             --
                                                     -----------    -----------    -----------    -----------    -----------

Balance at June 30, 1996 (restated)                        2,400      2,160,000     23,023,789     10,075,896      1,574,784
                                                     -----------    -----------    -----------    -----------    -----------





                                                       Deficit
                                                     Accumulated
                                                      During the
                                                     Development    Subscriptions    Deferred
                                                        Stage        Receivable    Compensation       Total
                                                     ------------- -------------  -------------- -------------
Balance at June 30, 1995                              (1,153,387)      (523,118)      (508,125)       490,441
                                                     -----------    -----------    -----------    -----------

Preferred stock sold, including dividends             (1,335,474)          --             --        3,600,000

Common stock sold                                           --             --             --        1,561,110

Cancellation of stock subscription                          --          405,130           --             --

Common stock issued in exchange for services                --             --             --        4,257,320

Common stock issued with exercise of stock options          --           (4,375)          --          100,000

Common stock issued with exercise of options
    for compensation                                        --             --             --          567,164


Conversion of preferred stock to common stock               --             --             --             --


Common stock issued as payment of preferred
    stock dividends                                      (14,629)          --             --             --

Dividends accrued on preferred stock not
    yet converted                                        (33,216)          --             --          (33,216)


Collection of stock subscriptions                           --          103,679           --          103,679

Amortization of deferred compentsation                      --             --          232,500        232,500

Forgiveness of officers' compensation                       --             --             --          100,667

Net loss (restated)                                   (6,933,310)          --             --       (6,933,310)
                                                     -----------    -----------    -----------    -----------

Balance at June 30, 1996 (restated)                   (9,470,016)       (18,684)      (275,625)     4,046,355
                                                     -----------    -----------    -----------    -----------


               See accompanying notes to the financial statements.
                                       F-6

                                                                         IMAGING DIAGNOSTIC SYSTEMS, INC.
                                                                           (a Development Stage Company)

                                                                   Statement of Stockhoders' Equity (Continued)

                                                            From December 10, 1993 (date of inception) to June 30, 2002


                                                   Preferred Stock (**)              Common Stock            Additional
                                                ----------------------------------------------------------
                                                         Number of                    Number of               Paid-in
                                                   Shares        Amount        Shares          Amount         Capital
                                                ------------- ------------- -------------- ---------------  -------------
Balance at June 30, 1996 (restated)                        2,400      2,160,000     23,023,789     10,075,896      1,574,784
                                                     -----------    -----------    -----------    -----------    -----------

Preferred stock sold, including dividends                    450      4,500,000           --             --          998,120

Conversion of preferred stock to common stock             (2,400)    (2,160,000)     1,061,202      2,961,284       (801,284)

Common stock issued in exchange for services                --             --          234,200        650,129           --

Common stock issued for compensation                        --             --          353,200        918,364           --

Common stock issued with exercise of stock options          --             --          361,933      1,136,953           --

Common stock issued to employee                             --             --         (150,000)       (52,500)          --

Common stock issued as payment of preferred
    stock dividends                                         --             --           20,760         49,603           --

Dividends accrued on preferred stock not
    yet converted                                           --             --             --             --             --

Stock options granted                                       --             --             --             --        1,891,500

Collection of stock subscriptions                           --             --             --             --             --

Amortization of deferred compentsation                      --             --             --             --             --

Net loss (restated)                                         --             --             --             --             --
                                                     -----------    -----------    -----------    -----------    -----------

Balance at June 30, 1997 (restated)                          450      4,500,000     24,905,084     15,739,729      3,663,120
                                                     -----------    -----------    -----------    -----------    -----------





                                                        Deficit
                                                      Accumulated
                                                      During the
                                                      Development   Subscriptions    Deferred
                                                         Stage       Receivable    Compensation      Total
                                                     -------------- ------------- --------------- -------------
Balance at June 30, 1996 (restated)                   (9,470,016)       (18,684)      (275,625)     4,046,355
                                                     -----------    -----------    -----------    -----------

Preferred stock sold, including dividends               (998,120)          --             --        4,500,000

Conversion of preferred stock to common stock               --             --             --             --

Common stock issued in exchange for services                --             --             --          650,129

Common stock issued for compensation                        --             --             --          918,364

Common stock issued with exercise of stock options          --          (33,750)          --        1,103,203

Common stock issued to employee                             --             --             --          (52,500)


Common stock issued as payment of preferred
    stock dividends                                      (16,387)          --             --           33,216

Dividends accrued on preferred stock not
    yet converted                                       (168,288)          --             --         (168,288)

Stock options granted                                       --             --       (1,891,500)          --


Collection of stock subscriptions                           --           16,875           --           16,875

Amortization of deferred compentsation                      --             --          788,000        788,000

Net loss (restated)                                   (7,646,119)          --             --       (7,646,119)
                                                     -----------    -----------    -----------    -----------

Balance at June 30, 1997 (restated)                  (18,298,930)       (35,559)    (1,379,125)     4,189,235
                                                     -----------    -----------    -----------    -----------


               See accompanying notes to the financial statements.


                                                                         IMAGING DIAGNOSTIC SYSTEMS, INC.
                                                                           (a Development Stage Company)

                                                                   Statement of Stockhoders' Equity (Continued)

                                                            From December 10, 1993 (date of inception) to June 30, 2002


                                                   Preferred Stock (**)              Common Stock            Additional
                                                ----------------------------------------------------------
                                                         Number of                    Number of               Paid-in
                                                   Shares        Amount        Shares          Amount         Capital
                                                ------------- ------------- -------------- ---------------  -------------
Balance at June 30, 1997 (restated)                          450      4,500,000     24,905,084    15,739,729     3,663,120
                                                     -----------    -----------    -----------   -----------   -----------

Preferred stock sold, including dividends
    and placement fees                                       501      5,010,000           --            --       1,290,515

Conversion of preferred stock to common stock               (340)    (3,400,000)     6,502,448     4,644,307    (1,210,414)

Common stock sold                                           --             --          500,000       200,000          --

Common stock issued in exchange for services                --             --          956,000     1,419,130          --

Common stock issued for compensation                        --             --           64,300        54,408          --

Common stock issued with exercise of stock options          --             --           65,712        22,999          --

Common stock issued in exchange for
    licensing agreement                                     --             --        3,500,000     1,890,000    (3,199,000)

Dividends accrued on preferred stock not
    yet converted                                           --             --             --            --            --

Stock options granted                                       --             --             --            --       1,340,625

Collection of stock subscriptions                           --             --             --          12,500          --

Amortization of deferred compentsation                      --             --             --            --            --

Net loss                                                    --             --             --            --            --
                                                     -----------    -----------    -----------   -----------   -----------

Balance at June 30, 1998                                     611      6,110,000     36,493,544    23,983,073     1,884,846
                                                     -----------    -----------    -----------   -----------   -----------



                                                      Deficit
                                                    Accumulated
                                                    During the
                                                    Development   Subscriptions    Deferred
                                                       Stage       Receivable    Compensation      Total
                                                   -------------- ------------- --------------- -------------
Balance at June 30, 1997 (restated)                  (18,298,930)       (35,559)    (1,379,125)     4,189,235
                                                     -----------    -----------    -----------    -----------

Preferred stock sold, including dividends
    and placement fees                                (1,741,015)          --             --        4,559,500

Conversion of preferred stock to common stock               --             --             --           33,893

Common stock sold                                           --             --             --          200,000

Common stock issued in exchange for services                --             --             --        1,419,130

Common stock issued for compensation                        --             --             --           54,408

Common stock issued with exercise of stock options          --             --             --           22,999

Common stock issued in exchange for
    licensing agreement                                     --             --             --       (1,309,000)

Dividends accrued on preferred stock not
    yet converted                                       (315,000)          --             --         (315,000)

Stock options granted                                       --             --       (1,340,625)          --


Collection of stock subscriptions                           --           21,250           --           33,750

Amortization of deferred compentsation                      --             --        1,418,938      1,418,938

Net loss                                              (6,981,710)          --             --       (6,981,710)
                                                     -----------    -----------    -----------    -----------

Balance at June 30, 1998                             (27,336,655)       (14,309)    (1,300,812)     3,326,143
                                                     -----------    -----------    -----------    -----------


               See accompanying notes to the financial statements.

                                                                         IMAGING DIAGNOSTIC SYSTEMS, INC.
                                                                           (a Development Stage Company)

                                                                   Statement of Stockhoders' Equity (Continued)

                                                            From December 10, 1993 (date of inception) to June 30, 2002


                                                   Preferred Stock (**)              Common Stock            Additional
                                                ----------------------------------------------------------
                                                         Number of                    Number of               Paid-in
                                                   Shares        Amount        Shares          Amount         Capital
                                                ------------- ------------- -------------- ---------------  -------------
Balance at June 30, 1998                                      611      6,110,000     36,493,544    23,983,073     1,884,846
                                                      -----------    -----------    -----------   -----------   -----------

Preferred stock issued - satisfaction of debt                 138      1,380,000           --            --        (161,348)

Conversion of preferred stock to common stock                (153)    (1,530,000)     4,865,034     1,972,296      (442,296)

Common stock sold                                            --             --          200,000        60,000          --

Common stock issued - exchange for services
    and compensation                                         --             --          719,442       301,210          --

Common stock issued - repayment of debt                      --             --        2,974,043     1,196,992          --

Common stock issued in exchange for loan fees                --             --          480,000       292,694          --

Common stock issued with exercise of stock options           --             --           65,612       124,464          --

Common stock issued in satisfaction of
    licensing agreement payable                              --             --        3,500,000     1,890,000          --

Redeemable preferred stock sold, deemed dividend             --             --             --            --            --

Dividends accrued-preferred stock not yet converted          --             --             --            --            --

Stock options granted                                        --             --             --            --         209,625

Amortization of deferred compentsation                       --             --             --            --            --

Net loss                                                     --             --             --            --            --
                                                      -----------    -----------    -----------   -----------   -----------

Balance at June 30, 1999                                      596      5,960,000     49,297,675    29,820,729     1,490,827
                                                      -----------    -----------    -----------   -----------   -----------





                                                         Deficit
                                                       Accumulated
                                                       During the
                                                       Development   Subscriptions    Deferred
                                                          Stage       Receivable    Compensation      Total
                                                      -------------- ------------- --------------- -------------
Balance at June 30, 1998                              (27,336,655)       (14,309)    (1,300,812)     3,326,143
                                                      -----------    -----------    -----------    -----------

Preferred stock issued - satisfaction of debt            (492,857)          --             --          725,795

Conversion of preferred stock to common stock                --             --             --             --

Common stock sold                                            --             --             --           60,000

Common stock issued - exchange for services
    and compensation                                         --             --             --          301,210

Common stock issued - repayment of debt                      --             --             --        1,196,992

Common stock issued in exchange for loan fees                --             --             --          292,694

Common stock issued with exercise of stock options           --             --             --          124,464

Common stock issued in satisfaction of
    licensing agreement payable                              --             --             --        1,890,000

Redeemable preferred stock sold, deemed dividend         (127,117)          --             --         (127,117)

Dividends accrued-preferred stock not yet converted      (329,176)          --             --         (329,176)

Stock options granted                                        --             --         (209,625)          --


Amortization of deferred compentsation                       --             --        1,510,437      1,510,437

Net loss                                               (6,807,194)          --             --       (6,807,194)
                                                      -----------    -----------    -----------    -----------

Balance at June 30, 1999                              (35,092,999)       (14,309)          --        2,164,248
                                                      -----------    -----------    -----------    -----------


               See accompanying notes to the financial statements.
                                       F-9

                                                                          IMAGING DIAGNOSTIC SYSTEMS, INC.
                                                                           (a Development Stage Company)

                                                                    Statement of Stockhoders' Equity (Continued)

                                                            From December 10, 1993 (date of inception) to June 30, 2002


                                                          Preferred Stock (**)              Common Stock            Additional
                                                       -----------------------------------------------------------
                                                                Number of                    Number of               Paid-in
                                                          Shares        Amount         Shares          Amount        Capital
                                                       ------------- ------------- --------------- --------------- -------------
Balance at June 30, 1999                                      596       5,960,000      49,297,675     29,820,729       1,490,827
                                                     ------------    ------------    ------------   ------------    ------------

Conversion of convertible debentures                         --              --         4,060,398      3,958,223            --

Conversion of preferred stock to common, net                 (596)     (5,960,000)     45,415,734      7,313,334        (648,885)

Common stock sold                                            --              --           100,000        157,000            --

Common stock issued - exchange for services
    and compensation, net of cancelled shares                --              --           137,000        (18,675)           --

Common stock issued - repayment of debt
   and accrued interest                                      --              --         5,061,294      1,067,665            --

Common stock issued in exchange for
    interest and loan fees                                   --              --             7,297          2,408            --

Common stock issued with exercise of stock options           --              --         1,281,628        395,810         157,988

Common stock issued with exercise of warrants                --              --           150,652        121,563          97,850

Issuance of note payable with warrants at a discount         --              --              --             --           500,000

Dividends accrued-preferred stock not yet converted          --              --              --             --              --

Net loss                                                     --              --              --             --              --
                                                     ------------    ------------    ------------   ------------    ------------

Balance at June 30, 2000                                     --              --       105,511,678     42,818,057       1,597,780
                                                     ------------    ------------    ------------   ------------    ------------




                                                       Deficit
                                                     Accumulated
                                                     During the

                                                     Development    Subscriptions   Deferred
                                                        Stage        Receivable   Compensation      Total
                                                   ---------------- ------------- -------------- -------------
Balance at June 30, 1999                              (35,092,999)        (14,309)    --           2,164,248
                                                     ------------    ------------    ---        ------------

Conversion of convertible debentures                         --              --       --           3,958,223

Conversion of preferred stock to common, net                 --              --       --             704,449

Common stock sold                                            --              --       --             157,000

Common stock issued - exchange for services
    and compensation, net of cancelled shares                --              --       --             (18,675)

Common stock issued - repayment of debt
   and accrued interest                                      --              --       --           1,067,665

Common stock issued in exchange for
    interest and loan fees                                   --              --       --               2,408

Common stock issued with exercise of stock options           --           (13,599)    --             540,199

Common stock issued with exercise of warrants                --              --       --             219,413

Issuance of note payable with warrants at a discount         --              --       --             500,000

Dividends accrued-preferred stock not yet converted      (145,950)           --       --            (145,950)

Net loss                                               (8,022,929)           --       --          (8,022,929)
                                                     ------------    ------------    ---        ------------

Balance at June 30, 2000                              (43,261,878)        (27,908)    --           1,126,051
                                                     ------------    ------------    ---        ------------


** See Note 15 for a detailed breakdown by Series.

               See accompanying notes to the financial statements.
                                      F-10


                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                  Statement of Stockhoders' Equity (Continued)

           From December 10, 1993 (date of inception) to June 30, 2002




                                                          Preferred Stock (**)              Common Stock            Additional
                                                       -----------------------------------------------------------
                                                                Number of                    Number of               Paid-in
                                                          Shares        Amount         Shares          Amount        Capital
                                                       ------------- ------------- --------------- --------------- -------------
Balance at June 30, 2000                                  --             --            105,511,678    42,818,057     1,597,780
                                                          ----    -----------          -----------   -----------   -----------

Preferred stock sold, including dividends                  500      5,000,000                 --            --         708,130

Conversion of preferred stock to common, net              (500)    (5,000,000)           5,664,067     5,580,531      (708,130)

Common stock issued - line of equity transactions         --             --              3,407,613     3,143,666          --

Common stock issued - exchange for services
    and compensation                                      --             --                153,500       227,855          --

Common stock issued - repayment of debt
   and accrued interest                                   --             --                810,000     1,393,200          --

Common stock issued with exercise of stock options        --             --              3,781,614     1,868,585          --

Common stock issued with exercise of warrants             --             --                 99,375       119,887          --

Dividends accrued-preferred stock                         --             --                   --            --            --

Net loss                                                  --             --                   --            --            --
                                                          ----    -----------          -----------   -----------   -----------

Balance at June 30, 2001                                  --      $      --            119,427,847   $55,151,781   $ 1,597,780
                                                          ====    ===========          ===========   ===========   ===========





                                                       Deficit
                                                     Accumulated
                                                     During the

                                                     Development    Subscriptions   Deferred
                                                        Stage        Receivable   Compensation      Total
                                                   ---------------- ------------- -------------- -------------
Balance at June 30, 2000                              (43,261,878)      (27,908)        --        1,126,051
                                                     ------------      --------        ---      -----------

Preferred stock sold, including dividends                (708,130)         --           --        5,000,000

Conversion of preferred stock to common, net                 --            --           --         (127,599)

Common stock issued - line of equity transactions            --            --           --        3,143,666

Common stock issued - exchange for services
    and compensation                                         --            --           --          227,855

Common stock issued - repayment of debt
   and accrued interest                                      --            --           --        1,393,200

Common stock issued with exercise of stock options           --          13,599         --        1,882,184

Common stock issued with exercise of warrants                --            --           --          119,887

Dividends accrued-preferred stock                        (422,401)         --           --         (422,401)

Net loss                                               (8,593,829)         --           --       (8,593,829)
                                                     ------------      --------        ---      -----------

Balance at June 30, 2001                             $(52,986,238)     $(14,309)       $--      $ 3,749,014
                                                     ============      ========        ===      ===========




** See Note 15 for a detailed breakdown by Series.

              See accompanying notes to the financial statements.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                  Statement of Stockhoders' Equity (Continued)

           From December 10, 1993 (date of inception) to June 30, 2002




                                                          Preferred Stock (**)              Common Stock            Additional
                                                       -----------------------------------------------------------
                                                                Number of                    Number of               Paid-in
                                                          Shares        Amount         Shares          Amount        Capital
                                                       ------------- ------------- --------------- --------------- -------------
Balance at June 30, 2001                                  --             --            119,427,847    55,151,781     1,597,780
                                                          ----    -----------          -----------   -----------   -----------

Common stock issued - line of equity transactions         --             --             11,607,866     6,213,805          --

Common stock issued - exchange for services
    and compensation                                      --             --                560,000       294,350          --

Net loss                                                  --             --                   --            --            --
                                                          ----    -----------          -----------   -----------   -----------

Balance at June 30, 2002                                  --      $      --            131,595,713    61,659,936   $ 1,597,780


Common stock issued - line of equity transactions         --             --             29,390,708     8,737,772          --

Common stock issued - exchange for services
    and compensation                                      --             --              2,007,618       970,653          --


Payment of subscriptions receivable                       --             --                  --             --            --

Net loss                                                  --             --                  --             --            --
                                                          ----    -----------          -----------   -----------   -----------

Balance at June 30, 2003                                  --      $      --            162,994,039   $ 71,368,361   $ 1,597,780
                                                          ====    ===========          ===========   ============   ===========





                                                       Deficit
                                                     Accumulated
                                                     During the

                                                     Development    Subscriptions   Deferred
                                                        Stage        Receivable   Compensation      Total
                                                   ---------------- ------------- -------------- -------------
Balance at June 30, 2001                              (52,986,238)     $(14,309)       $--      $ 3,749,014
                                                     ------------      --------        ---      -----------

Common stock issued - line of equity transactions            --            --           --        6,213,805

Common stock issued - exchange for services
    and compensation                                         --            --       (117,600)       176,750

Net loss                                               (7,677,560)         --           --       (7,677,560)
                                                     ------------      --------        ---      -----------

Balance at June 30, 2002                             $(60,663,798)     $(14,309)       $--      $ 2,462,009


Common stock issued - line of equity transactions           --             --           --        8,737,772

Common stock issued - exchange for services
    and compensation                                        --             --         117,600     1,088,253


Payment of subscriptions receivable                         --           14,309         --           14,309

Net loss                                              (8,180,524)          --           --       (8,180,524)
                                                     ------------      --------        ---      -----------

Balance at June 30, 2003                             $(68,844,322)     $   --        $  --      $ 4,121,819
                                                     ============      ========        ===      ===========




** See Note 15 for a detailed breakdown by Series.

              See accompanying notes to the financial statements.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                            Statements of Cash Flows



                                                                                                        From
                                                                                                     Inception
                                                                                                  (December 10,
                                                                 Year Ended      Year Ended        1993) to
                                                               June 30, 2003   June 30, 2002   June 30, 2003
                                                               ------------    ------------    ------------
Net loss                                                       $ (8,180,524)   $ (7,677,560)   $(61,996,562)
                                                               ------------    ------------    ------------
Adjustments to reconcile net loss to net cash
 used for operating activities:
    Depreciation and amortization                                   240,329         246,871       2,057,854
    Gain on sale of fixed assets                                    (11,254)           --           (11,254)
    Amortization of deferred compensation                              --              --         4,064,250
    Noncash interest, compensation and consulting expenses        1,827,425         805,555      15,343,110
    (Increase) decrease in loans receivable - employees             131,925           6,930          91,768
    (Increase) decrease in inventory, net                           913,901        (120,992)      1,045,988
    (Increase) decrease in prepaid expenses                          27,985          (8,096)        (28,722)
    (Increase) decrease in other assets                                --           (52,697)       (438,527)
    Increase (decrease) in accounts payable and
      accrued expenses                                             (300,554)        446,928         971,385
    Increase (decrease) in other current liabilities               (178,250)       (262,200)      1,014,486
                                                               ------------    ------------    ------------

      Total adjustments                                           2,651,507       1,062,299      24,110,338
                                                               ------------    ------------    ------------

      Net cash used for operating activities                     (5,529,017)     (6,615,261)    (37,886,224)
                                                               ------------    ------------    ------------

Cash flows from investing activities:
    Proceeds from sale of property and equipment                     11,254            --            11,254
    Prototype equipment                                                --              --        (2,799,031)
    Capital expenditures                                            (43,314)        (78,055)     (4,072,236)
                                                               ------------    ------------    ------------

      Net cash used for investing activities                        (32,060)        (78,055)     (6,860,013)
                                                               ------------    ------------    ------------

Cash flows from financing activities:
    Repayment of capital lease obligation                              --            (4,056)        (50,289)
    Proceeds from convertible debenture                                --              --         3,240,000
    Proceeds from (repayments) loan payable, net                 (1,153,310)      1,100,000       2,595,029
    Proceeds from issuance of preferred stock                          --              --
                                                                                                 18,039,500
    Net proceeds from issuance of common stock                    7,881,000       5,585,000      22,283,504
                                                               ------------    ------------    ------------

      Net cash provided by financing activities                   6,727,690       6,680,944      46,107,744
                                                               ------------    ------------    ------------

Net increase in cash and cash equivalents                         1,166,613         (12,372)      1,361,507

Cash and cash equivalents at beginning of period                    194,894         207,266             -0-
                                                               ------------    ------------    ------------

Cash and cash equivalents at end of period                     $  1,361,507    $    194,894    $  1,361,507
                                                               ============    ============    ============


                                                                                                      (Continued)




               See accompanying notes to the financial statements.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                       Statement of Cash Flows (Continued)



                                                                                                 From
                                                                                                 Inception
                                                                                                 (December 10,
                                                                Year Ended        Year Ended        1993) to
                                                              June 30, 2003     June 30, 2002    June 30, 2003
                                                              -------------     -------------    -------------
Supplemental disclosures of cash flow information:

         Cash paid for interest                               $       131,145   $     5,104      $     209,968
                                                              ===============   ============     =============

Supplemental disclosures of noncash investing and financing activities:

         Issuance of common stock and options
           in exchange for services                           $       841,853   $   176,750      $   5,856,350
                                                              ===============   =============    =============

         Issuance of common stock as loan fees in
           connection with loans to the Company               $       -         $      -         $     293,694
                                                              ===============   =============    =============

         Issuance of common stock as satisfaction of
           loans payable and accrued interest                 $       -         $      -         $   3,398,965
                                                              ===============   =============    =============

         Issuance of common stock as satisfaction of
           certain accounts payable                           $        -        $      -         $     257,892
                                                              ===============   =============    =============

         Issuance of common stock in
           exchange for property and equipment                $       -         $      -         $      89,650
                                                              ===============   =============    =============

         Issuance of common stock and other current liability
           in exchange for patent licensing agreement          $        -       $      -         $     581,000
                                                              ===============   =============    =============

         Issuance of common stock for
           compensation                                       $       128,800   $   117,600      $   2,194,988
                                                              ===============   =============    =============

         Issuance of common stock through
           exercise of incentive stock options                $        -        $      -         $   3,117,702
                                                              ===============   =============    =============

         Issuance of common stock as
           payment for preferred stock dividends              $        -        $      -         $     507,645
                                                              ===============   =============    =============

         Acquisition of property and equipment
           through the issuance of a capital
           lease payable                                      $        -        $      -         $      50,289
                                                              ===============   =============    =============











               See accompanying notes to the financial statements.

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                          Notes to Financial Statements


(1)      BACKGROUND

The Company, ("Imaging Diagnostic Systems, Inc.") was organized in the state of New Jersey on November 8, 1985, under its original name of Alkan Corp. On April 14, 1994, a reverse merger was effected between Alkan Corp. and the Florida corporation of Imaging Diagnostic Systems, Inc. ("IDSI-Fl."). IDSI-Fl. was formed on December 10, 1993. (See Note 3) Effective July 1, 1995 the Company changed its corporate status to a Florida corporation.

The Company is in the business of developing medical imaging devices based upon the combination of the advances made in ultrafast electro-optic technology and the unique knowledge of medical imaging devices held by the founders of the Company. Previously, the technology for these imaging devices had not been available. The initial Computed Tomography Laser Mammography ("CTLM(R)") prototype had been developed with the use of "Ultrafast Laser Imaging TechnologyTM", and this technology was first introduced at the "RSNA" scientific assembly and conference during late November 1994. The completed CTLM(R) device was exhibited at the "RSNA" conference November 26-30, 1995. The Company has continued to develop its CTLM(R) technology and to exhibit its latest clinical images produced by the newest generation of the CTLM(R) at the "RSNA" conferences held annually, in Chicago, commencing on the Sunday following Thanksgiving and running for five days.

The initial CTLM(R) prototype produced live images of an augmented breast on February 23, 1995. From the experience gained with this initial prototype, the Company continued its research and development resulting in new hardware and software enhancements.

In order for the Company to sell the CTLM(R) commercially in the United States, it must obtain marketing clearance from the FDA. A PMA application must be supported by extensive data, including pre-clinical and clinical trial data, as well as extensive literature to prove the safety and effectiveness of the device. Under the Food, Drug, and Cosmetic Act, the FDA has 180 days to review a PMA application, although in certain cases the FDA substantially expands that time period through requests for additional information or clarification of existing information. The Company has submitted four modules, which have been accepted by the FDA as part of its PMA application process. On April 29, 2003 the Company announced that it submitted its PMA application to the FDA and announced on June 18, 2003 that it was notified that it was suitable for filing. The Company was notified on June 18, 2003 that its application for a new medical device was accepted for review by the Medical Device Bureau of Health Canada. Both applications are pending.

Patients are being scanned at the Company's European demonstration sites, the University of Vienna, Allgemeines Hospital and the Humboldt University of Berlin, Charite Hospital and at the Instituto Nacional de Cancerologia (National Cancer Institute) in Mexico City, Mexico. The additional studies obtained from these clinical sites will be used in the Company's CD-ROM clinical atlas.

On June 12, 1997, the Company was advised by patent counsel that its chief executive officer's patent, filed June 5, 1995, was granted with 28 claims. The Company currently has 12 U.S. patents and one International patent and has filed additional United States and foreign patent applications, which are pending.



                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(1)      BACKGROUND (Continued)

The Company is currently in a development stage and is in the process of raising additional capital. There is no assurance that once the development of the CTLMR device is completed and finally gains Federal Drug Administration marketing clearance, that the Company will achieve a profitable level of operations.


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a) Use of estimates

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (b) Cash and cash equivalents

                Holdings of highly liquid investments with original maturities of three months or less and investment in money market funds are considered to be cash equivalents by the Company.

         (c) Inventory

                Inventories, consisting principally of raw materials, work-in-process and completed units under testing, are carried at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

                Due to recent technological advances resulting in overall lower costs for certain inventory components, the Company has reduced these components of its inventory to their net realizable value. The inventory valuation adjustments are reflected in the statement of operations and amounted to $910,444, $547,942, and $2,648,491, for the years ended June 30, 2003 and 2002, and for the period December 10, 1993 (date of inception) to June 30, 2003, respectively.








                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (d) Prototype equipment

                The direct costs associated with the final CTLMR prototypes have been capitalized. On June 17, 1996 the Company's Director of Research and Development and the Director of Engineering decided to discontinue with the development of the then current generation proprietary scanner and data collection system (components of the prototype CTLMR device) and to begin development of a third generation scanner and data collection system. As a result, certain items amounting to $677,395 were reclassified as follows: $512,453 as research and development expense and $164,942 as computer and lab equipment. The original amortization period of two years was increased to five years to provide for the estimated period of time the clinical equipment would be in service to gain FDA approval.

                During the fiscal year ended June 30, 1998, the costs associated with the various pre-production units available for sale have been reclassified as inventory and the remaining costs which will no longer benefit future periods were expensed to research and development costs.

         (e) Property, equipment and software development costs

                Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using straight-line methods over the estimated useful lives of the related assets.

                Under the criteria set forth in Statement of Financial Accounting Standards No. 86, capitalization of software development costs begins upon the establishment of technological feasibility for the product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenues, estimated economic life and changes in software and hardware technology. After considering the above factors, the Company has determined that software development costs, incurred subsequent to the initial acquisition of the basic software technology, should be properly expensed. Such costs are included in research and development expense in the accompanying statements of operations.







                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (f) Research and development

                Research and development expenses consist principally of expenditures for equipment and outside third-party consultants which are used in testing and the development of the Company's CTLMR device, product software and compensation to specific company personnel. The non-payroll related expenses include testing at outside laboratories, parts associated with the design of initial components and tooling costs, and other costs which do not remain with the developed CTLMR device. The software development costs are with outside third-party consultants involved with the implementation of final changes to the developed software. All research and development costs are expensed as incurred.

         (g) Net loss per share

                In 1998, the Company adopted SFAS No. 128, ("Earnings Per Share"), which requires the reporting of both basic and diluted earnings per share. Basic net loss per share is determined by dividing loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted into common stock, as long as the effect of their inclusion is not anti-dilutive.

         (h) Patent license agreement

                The patent license agreement will be amortized over the seventeen year life of the patent, the term of the agreement.

         (i) Stock-based compensation

                The Company adopted Statement of Financial Accounting Standards No. 123. "Accounting for Stock-Based Compensation" ("SFAS 123"), in fiscal 1997. As permitted by SFAS 123, the Company continues to measure compensation costs in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", but provides pro forma disclosures of net loss and loss per share as if the fair value method (as defined in SFAS
                123) had been applied beginning in fiscal 1997.






                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (j) Long-lived assets

                Effective July 1, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121. "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). This statement requires companies to write down to estimated fair value long-lived assets that are impaired. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In performing the review of recoverability the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the assets, an impairment loss is recognized. The Company has determined that no impairment losses need to be recognized through the fiscal year ended June 30, 2003.

                In August of 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), which addresses accounting and financial reporting for the impairment and disposal of long-lived assets. This statement is effective for the Company beginning July 1, 2002. The Company does not believe that the adoption of SFAS 144 will have a significant impact on its financial position and results of operations.

         (k) Income taxes

                Effective December 10, 1993, the Company adopted the method of accounting for income taxes pursuant to the Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires an asset and liability approach for financial accounting and reporting for income taxes. Under SFAS 109, the effect on deferred taxes of a change in tax rates is recognized in income in the year that includes the enactment date.











                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (l) Intangible assets

                Intangible assets, consisting of the patent license agreement and UL and CE approvals are reflected in "Other Assets" on the balance sheet, net of accumulated amortization (Note 7). The patent license agreement has a fixed life of seventeen years and will continue to be amortized over its remaining useful life. The UL and CE approvals are subject to amortization and will be reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable, in accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). The Company has adopted SFAS 142 for its fiscal year beginning July 2001. As of June 30, 2003, the Company has determined that there is no impairment loss that needs to be recognized at this time with respect to the UL and CE approvals.

         (m) Deemed preferred stock dividend

                The accretion resulting from the incremental yield embedded in the conversion terms of the convertible preferred stock is computed based upon the discount from market of the common stock at the date the preferred stock was issued. The resulting deemed preferred stock dividend subsequently increases the value of the common shares upon conversion.

         (n) Discount on convertible debt

                The discount which arises as a result of the allocation of proceeds to the beneficial conversion feature upon the issuance of the convertible debt increases the effective interest rate of the convertible debt and will be reflected as a charge to interest expense. The amortization period will be from the date of the convertible debt to the date the debt first becomes convertible.

         (o) Comprehensive income

                SFAS 130, "Reporting Comprehensive Income", requires a full set of general purpose financial statements to be expanded to include the reporting of "comprehensive income". Comprehensive income is comprised of two components, net income and other comprehensive income. For the period from December 10, 1993 (date of inception) to June 30, 2003, the Company had no items qualifying as other comprehensive income.



                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (p) Employee benefits

                The Company provides their employees with a 401(K) plan. The employees are eligible to participate upon their hiring, and the Company does not contribute to the plan.

         (q) Impact of recently issued accounting standards

                Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure" ("SFAS 148"), amends SFAS 123, "Accounting for Stock-Based Compensation." In response to a growing number of companies announcing plans to record expenses for the fair value of stock options, SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The Statement also improves the timeliness of those disclosures by requiring that this information be included in interim as well as annual financial statements. In the past, companies were required to make pro forma disclosures only in annual financial statements. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

         (r) Reclassifications

                Certain amounts in the prior period financial statements have been reclassified to conform with the current period presentation.


(3)      MERGER

On April 14, 1994, IDSI-Fl. acquired substantially all of the issued and outstanding shares of Alkan Corp. The transaction was accounted for as a reverse merger in accordance with Accounting Principles Board Opinion #16, wherein the shareholders of IDSI-Fl. retained the majority of the outstanding stock of Alkan Corp. after the merger. (see Note 17)





                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)


                    Notes to Financial Statements (Continued)

(3)      MERGER (Continued)

As reflected in the Statement of Stockholders' Equity, the Company recorded the merger with the public shell at its cost, which was zero, since at that time the public shell did not have any assets or equity. There was no basis adjustment necessary for any portion of the merger transaction as the assets of IDSI-Fl. were recorded at their net book value at the date of merger. The 178,752 shares represent the exchange of shares between the companies at the time of merger.

As part of the transaction, the certificate of incorporation of Alkan was amended to change its name to Imaging Diagnostic Systems, Inc.


(4)      GOING CONCERN

The Company is currently a development stage company and its continued existence is dependent upon the Company's ability to resolve its liquidity problems, principally by obtaining additional debt financing and/or equity capital. The Company has yet to generate an internal cash flow, and until the sales of its product begins, the Company is totally dependent upon the debt and equity funding.

As a result of these factors, there exists substantial doubt about the Company's ability to continue as a going concern. However, management of the Company is continually negotiating with various outside entities for additional funding necessary to complete the clinical testing phase of development, required before they can receive FDA marketing clearance. To date, management has been able to raise the necessary capital to reach this stage of product development and has been able to fund any capital requirements. However, there is no assurance that once the development of the CTLMR device is completed and finally gains FDA marketing clearance, that the Company will achieve a profitable level of operations.


(5)      INVENTORIES

Inventories consisted of the following:
                                                          June 30,
                                                    2003              2002
                                             ----------------  ---------------

      Raw materials                           $  1,307,052      $  1,865,858
      Work-in process                               49,784           155,389
      Completed units under testing                655,439           904,929
                                             -------------      ------------

                                              $  2,012,275      $  2,926,176
                                              ============      ============

The raw materials inventory is reflected net of inventory valuation adjustments to the net realizable value for certain components. The valuation adjustments are reflected in the statement of operations and amounted to $910,444, $547,942, and $2,648,491, for the years ended June 30, 2003 and 2002, and for the period December 10, 1993 (date of inception) to June 30, 2003, respectively.


                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(6)      PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, less accumulated depreciation:

                                                           June 30,
                                                    2003               2002
                                              --------------      -------------

    Furniture and fixtures                  $      260,880       $     283,367
    Building and land (See Note 10)              2,086,330           2,086,330
    Clinical equipment                              30,714              30,714
    Computers, equipment and software              349,268             774,492
    CTLMR software costs                           352,932             352,932
    Trade show equipment                              -                158,664
    Laboratory equipment                           222,560             194,034
                                               ------------       -------------

                                                 3,302,684          3,880,533
    Less: accumulated depreciation              (1,173,346)         (1,588,356)
                                              --------------      -------------

             Totals                         $    2,129,338         $  2,292,177
                                              =============        ============

The estimated useful lives of property and equipment for purposes of computing depreciation and amortization are:

              Furniture, fixtures, clinical, computers, laboratory
                equipment and trade show equipment                 5-7 years
              Building                                              40 years
              CTLM(R) software costs                                 5 years

Telephone equipment, acquired under a long-term capital lease at a cost of $50,289, is included in furniture and fixtures. The net unamortized cost of the CTLMR software at June 30, 2003 and 2002 are $0 and $0, respectively, which represents the net realizable value of the CTLMR software at the end of each period presented.

Amortization expense related to the CTLMR software for each period presented in the statement of operations is as follows:

                           Period ended                     Amount
                           ------------                   ---------
                               6/30/01                   $   16,241
                               6/30/00                       51,425
                               6/30/99                       70,514
                               6/30/98                       70,587
                               Prior                        144,165
                                                          ----------

                             Total                        $ 352,932
                                                          =========





                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(7)      OTHER ASSETS

Other assets consist of the following:
                                                                            June 30,
                                                               ----------------------------------
                                                                     2003              2002
                                                               -----------------  ---------------
   Patent license agreement, net of accumulated
     amortization of $170,882 and $136,706, respectively       $     410,118        $    444,294
   UL and CE approvals, net of accumulated
     amortization of $8,225 and $8,225, respectively                 430,302             430,302
   Security deposits                                                  -                   -
                                                               ----------------    -------------

         Totals                                                $     840,420        $    874,596
                                                               ==============       ============

During June 1998, the Company finalized an exclusive Patent License Agreement with its former chief executive officer. (See Note 21) The officer was the owner of patents issued on December 2, 1997 which encompassed the technology of the CTLMR . Pursuant to the terms of the agreement, the Company was granted the exclusive right to modify, customize, maintain, incorporate, manufacture, sell, and otherwise utilize and practice the Patent, all improvements thereto and all technology related to the process, throughout the world. The license shall apply to any extension or re-issue of the Patent. The term of license is for the life of the Patent and any renewal thereof, subject to termination, under certain conditions. As consideration for the License, the Company issued to the officer 7,000,000 shares of common stock (See Note 17). The License agreement has been recorded at the historical cost basis of the chief executive officer, who owned the patent.


(8)      ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

                                                      June 30,
                                        ---------------------------------
                                              2003              2002
                                        -------------      -------------

     Accounts payable - trade           $     447,511      $    790,676
     Accrued property taxes payable            14,085            14,085
     Accrued compensated absences             126,721            91,637
     Accrued interest payable                 130,024            97,500
     Accrued wages payable                    218,664           243,661
                                        -------------      ------------

              Totals                    $     937,005      $  1,237,559
                                        =============      ============



                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(9)      OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:
                                                        June 30,
                                             -----------------------------
                                                 2003             2002
                                             ------------    -------------

    Accrued compensation-stock options       $ 1,014,486     $  1,192,736
                                             -----------     ------------

                                             $ 1,014,486     $  1,192,936
                                             ===========     ============


(10)     SHORT-TERM DEBT

Short-term debt consisted of the following:
                                                        June 30,
                                            --------------------------------
                                                  2003             2002
                                            --------------    -------------

         Loan payable                       $     300,407    $    300,407
         Loan payable to officer                     -             53,310
         Mortgage payable                            -            750,000
         Loan payable to related party               -            350,000
                                            --------------    ------------

                                            $     300,407    $  1,453,717
                                            =============    ============

The Company has borrowed a total of $475,407, from an unrelated third-party on an unsecured basis. The loan accrues interest at a rate of 6% per annum and is payable on demand. The Company has repaid $175,000 as of June 30, 2002. Accrued interest of $90,500 is reflected in accrued expenses on the balance sheet. Additionally, on January 27, 2000 the Company borrowed $500,000 from an unrelated third-party on an unsecured basis. The holder had the option to be repaid in warrants, at an exercise price of $.35 per share. As the Company's common stock was trading in excess of the $.35 at the date of the note, a discount of $500,000 was recorded on the transaction, in accordance with the guidelines of EITF Abstract No. 96-13. The discount was amortized over the term of the note (see Note 7). The note and accrued interest ($530,000) was repaid on July 18, 2000. The Company's repayment of $530,000 was originally rejected by the maker of the note, and the funds were placed in and escrow account with the Company's legal counsel. A settlement was reached during the year ended June 30, 2001, and the Company issued 810,000 shares of its common stock on January 25, 2001, when the fair market value of the stock was $1.72 per share. As a result, the Company recorded additional interest expense in the amount of $863,200. Finally, on June 8, 2000, the Company issued a 10% convertible promissory note in the amount of $110,000. The note was to be repaid on July 10, 2000, or it would be converted into convertible preferred stock at the option of the holder. If the closing of the pending convertible preferred






                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(10)     SHORT-TERM DEBT (Continued)

stock issuance did not take place on July 10, 2000, the Company would issue to the note holder, a warrant to purchase 50,000 shares of the Company's common stock at an exercise price equal to 110% of the closing price of the common stock at such date provided under the terms of the agreement. On August 23, 2000, the Company repaid the $110,000 debenture, including accrued interest of $2,291, and issued a warrant to purchase 50,000 shares of the Company's stock at an exercise price of $1.452 per share.

During the year ended June 30, 1999, the officers of the Company made loans totaling $1,433,487. The loans were non-interest bearing and originally due by August 31, 1999. On May 18, 1999 the officers were issued a total of 2,171,743 shares of stock as full satisfaction ($874,100) of the loans outstanding at that date. During the year ended June 30, 2000, the officers loaned an additional $352,241. During the year ended June 30, 2000 a portion of the loans were repaid, $21,633 in cash and $430,795 in common stock of the Company, with an additional $292,000 of cash repayments being made during the year ended June 30, 2001. One of the officers loaned the Company $10,000 during 2002, which was repaid one month later, and $81,000 during 2003. All of these loans were repaid during the year ended June 30, 2003.

The Company also borrowed $750,000 from an unrelated third-party by utilizing the equity of their building as collateral on a mortgage (See Note 6). The mortgage note was due on June 11, 2003 and was amortized over 15 years with a balloon payment to be made on June 11, 2003. A 5% loan origination fee and a 2% finder's fee were paid upon the closing of the mortgage. The mortgage was repaid during the year ended June 30, 2003.

The Company had received various loans from related parties (stockholders of the Company) during the year ended June 30, 1999 totaling $1,093,000. A total of $605,000 had been repaid as of June 30, 1999. These loans bore interest at rates varying from 6% to 15%, and accrued interest as of June 30, 1999 amounted to $38,921. An additional $600,000 was loaned by related parties during the year ended June 30, 2000. The Company repaid a total of $588,000 ( $35,000 in cash and $553,000 in common stock of the Company) during the year ended June 30, 2000, including accrued interest of $85,945 ($5,000 in cash and $80,945 in common stock). The remaining balance of $500,000 was repaid on July 18, 2000.

During the year ended June 30, 2002, the Company borrowed $350,000 from the investor funding the equity line of credit. (See Note 11) The loan was originally to be repaid August 1, 2002, however the term of the loan was mutually extended, with payments to be deducted from the next seven "puts" made by the Company on the equity line at $50,000 per "put". The amount will be withheld from the proceeds being funded to the Company as repayment on the loan. Interest on the loan accrues at 2% per month with the total accrued interest amounting to $7,000 during the year ended June 30, 2002. The loan was repaid during the year ended June 30, 2003.






                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(11)     OTHER OPERATING EXPENSES

Other operating expenses are detailed as follows:

                                                                            From Inception
                                                                             (December 10,
                                           Year Ended        Year Ended         1993) to
                                         June 30, 2003     June 30, 2002     June 30, 2003
                                         -------------     -------------    --------------
Certification expenses                    $    38,814    $    45,735      $    84,549
Advertising and promotion expenses             62,325        173,956        1,232,245
Clinical expenses                              56,024        102,178          690,215
Consulting expenses                           377,272        380,049        4,257,365
Insurance costs                               382,932        316,256        1,587,416
Inventory restocking costs                       --             --            377,006
Professional fees                             512,779        405,236        3,123,825
Sales and property taxes                       49,632         54,405          504,085
Stockholder expenses                          128,391        178,303          646,644
Trade show expenses                           143,889        160,806        1,285,199
Travel and subsistence costs                  238,322        552,875        2,015,109
Rent expense                                    8,630         11,435          324,970
Loan placement expenses and fees                 --           15,000          671,494
Liquidated damages costs                         --             --            140,000
Settlement expenses                           841,853        176,750        1,018,603
Death benefit expenses                           --          286,225          286,225
                                          -----------    -----------      -----------

         Total other operating expenses   $ 2,840,863    $ 2,859,209      $18,244,950
                                          ===========    ===========      ===========




(12)     EQUITY LINE OF CREDIT

On August 17, 2000 the Company finalized a financing agreement with a private institutional equity investor which contains two component parts, a $25 million Private Equity Agreement and a private placement of 500 shares of Series K convertible preferred stock as bridge financing in the amount of $5,000,000 (See
Note 16). On May 15, 2002, the Company entered into a second private equity agreement which replaced the original Private Equity Agreement. The terms of the second Private Equity Agreement were substantially equivalent to the terms of the original agreement, except that (i) the commitment period is three years from the effective date of a registration statement covering the second Private Equity Agreement shares, (ii) the minimum amount we must draw through the end of the commitment period is $2,500,000, (iii) the minimum stock price requirement has been reduced to $.20, and (iv) the minimum average trading volume has been reduced to $40,000.




                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(12)     EQUITY LINE OF CREDIT (Continued)

On October 29, 2002, the Company entered into a new "Third Private Equity Credit Agreement" which the Company intends to supplement the second Private Equity Agreement. The terms of the Third Private Equity Credit Agreement are substantially equivalent to the terms of the prior agreement, in that (i) the commitment period is three years from the effective date of a registration statement covering the Third Private Equity Credit Agreement shares, (ii) the maximum commitment is $15,000,000, (iii) the minimum amount we must draw through the end of the commitment period is $2,500,000, (iv) the minimum stock price requirement has been reduced to $.10, and (v) the minimum average trading volume in dollars has been reduced to $20,000. The conditions to draw under this private equity line, as described above, may materially limit the draws available to the Company. On November 7, 2002 the Company filed a registration statement on Form S-2 to register 5,500,000 shares underlying the Third Private Equity Credit Agreement, which was declared effective by the SEC on November 21, 2002. On December 30, 2002 the Company filed a registration statement on Form S-2 to register an additional 9,750,000 shares underlying the Third Private Equity Credit Agreement, which was declared effective by the SEC on January 16, 2003. On April 11, 2003 the Company filed a registration statement on Form S-2 to register an additional 9,800,000 shares underlying the Third Private Equity Credit Agreement, which was declared effective by the SEC on May 13, 2003.

The Private Equity Agreement commits the investor to purchase up to $25 million of common stock subject to certain conditions pursuant to Regulation D over the course of 12 months after an effective registration of the shares. The timing and amounts of the purchase by the investor are at the sole discretion of the Company. However, they do have to draw down a minimum of $10 million from the credit line over the twelve-month period. The purchase price of the shares of common stock are set at 91% of the market price. The market price, as defined in the agreement, is the average of the three lowest closing bid prices of the common stock over the ten day trading period beginning on the put date and ending on the trading day prior to the relevant closing date of the particular tranche.

This financing agreement has no warrants attached to either the bridge financing or the private equity line. Furthermore, the Company was not required to pay the investor's legal fees, but the Company does pay a 5% consulting fee for the money funded in this transaction. The Company sold $2,840,000 of common stock under the terms of the agreement during the year ended June 30, 2001. The total shares issued by the Company amounted to 3,407,613. The Company incurred $139,985 of consulting fees and recorded $303,666 of deemed interest expense as a result of the 9% discount off of the market price. During the year ended June 30, 2002, an additional $5,585,000 of common stock was sold under the terms of the equity line agreement, and the Company issued a total of 11,607,866 shares of common stock. The Company incurred $296,250 of consulting fees and recorded $628,805 of deemed interest expense as a result of the 9% discount off of the market price. During the year ended June 30, 2003, an additional $7,881,000 of common stock was sold under the terms of the equity line agreement, and the Company issued a total of 29,390,708 shares of common stock. The Company incurred $211,800 of consulting fees and recorded $856,772 of deemed interest expense as a result of the 9% discount off of the market price.




                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(13)     LEASES

The Company had entered into a lease arrangement which expired in 2002 for its telephone equipment. This arrangement transfers to the Company substantially all of the risks and benefits of ownership of the related asset. The asset has been capitalized as property and equipment (see Note 6) and the obligation has been recorded as debt. At June 30, 2003, there were no additional payments to be made on the lease.

The Company also leases certain office equipment under operating leases expiring in future years. Minimum future lease payments under the non-cancelable operating lease having a remaining term in excess of one year as of June 30, 2003 are as follows:

                           Year ending June 30,                  Amount
                           -------------------                   ------
                                     2004                      $    5,604
                                     2005                           5,604
                                     2006                           4,159
                                     Thereafter                     2,492
                                                                ---------

                  Total minimum future lease payments           $  17,859
                                                                =========


(14)     INCOME TAXES

No provision for income taxes has been recorded in the accompanying financial statements as a result of the Company's net operating losses. The Company has unused tax loss carryforwards of approximately $50,507,000 to offset future taxable income. Such carryforwards expire in years beginning 2009. The deferred tax asset recorded by the Company as a result of these tax loss carryforwards is approximately $19,950,000 and $15,050,000 at June 30, 2003 and 2002,
respectively. The Company has reduced the deferred tax asset resulting from its tax loss carryforwards by a valuation allowance of an equal amount as the realization of the deferred tax asset is uncertain. The net change in the deferred tax asset and valuation allowance from July 1, 2002 to June 30, 2003 was an increase of approximately $4,900,000.




                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(15)     REDEEMABLE CONVERTIBLE PREFERRED STOCK

On March 17, 1999, the Company finalized the private placement to foreign investors of 35 shares of its Series G Redeemable Convertible Preferred Stock at a purchase price of $10,000 per share and two year warrants to purchase 65,625 shares of the Company's common stock at an exercise price of $.50 per share. The agreement was executed pursuant to Regulation D as promulgated by the Securities Act of 1933, as amended. A total of 43,125 warrants were exercised during the year ended June 30, 2000, and an additional 9,375 warrants were exercised during the year ended June 30, 2001.

The Series G Preferred Stock had no dividend provisions. The preferred stock was convertible, at any time, for a period of two years thereafter, in whole or in part, without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula stated that the holder of the Series G Preferred Stock would receive shares determined by dividing (i) the sum of $10,000 by the (ii) "Conversion Price" in effect at the time of conversion. The "Conversion Price" shall be equal to the lesser of $.54 or seventy-five percent (75%) of the Average Closing Price of the Company's common stock for the ten-day trading period ending on the day prior to the date of conversion.

In connection with the sale, the Company issued three preferred shares to an unaffiliated investment banker for placement and legal fees, providing net proceeds to the Company of $350,000. The shares underlying the preferred shares and warrant are entitled to demand registration rights under certain conditions.

Pursuant to the Registration Rights Agreement ("RRA") the Company was required to register 100% of the number of shares that would be required to be issued if the Preferred Stock were converted on the day before the filing of the S-2 Registration Statement. In the event the Registration Statement was not declared effective within 120 days, the Series G Holders had the right to force the Company to redeem the Series G Preferred Stock at a redemption price of 120% of the face value of the preferred stock. The Registration Statement was declared effective on July 29, 2000. During the year ended June 30, 2000, the Series G Preferred Stock was converted into 3,834,492 shares of the Company's common stock.


(16)     CONVERTIBLE PREFERRED STOCK

On April 27, 1995, the Company amended the Articles of Incorporation to provide for the authorization of 2,000,000 shares of no par value preferred stock. The shares were divided out of the original 50,000,000 shares of no par value common stock. All Series of the convertible preferred stock are not redeemable and automatically convert into shares of common stock at the conversion rates three years after issuance.

The Company issued 4,000 shares of "Series A Convertible Preferred Stock" ("Series A Preferred Stock") on March 21, 1996 under a Regulation S Securities Subscription Agreement. The agreement called for a purchase price of $1,000 per share, with net proceeds to the Company, after commissions and issuance costs, amounting to $3,600,000.

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(16)     CONVERTIBLE PREFERRED STOCK (Continued)

The holders of the Series A Preferred Stock could have converted up to 50% prior to May 28, 1996, and may convert their remaining shares subsequent to May 28, 1996 without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula states that the holder of the Preferred Stock will receive shares determined by dividing (i) the sum of $1,000 plus the amount of all accrued but unpaid dividends on the shares of Convertible Preferred Stock being so converted by the (ii) "Conversion Price". The "Conversion Price" shall be equal to seventy-five percent (75%) of the Market Price of the Company's common stock; provided, however, that in no event will the "Conversion Price" be greater than the closing bid price per share of common stock on the date of conversion.

The agreement provides that no fractional shares shall be issued. In addition, provisions are made for any stock dividends or stock splits that the Company may issue with respect to their no par value common stock. The Company is also required to reserve and keep available out of its authorized but unissued common stock such number of shares of common stock as shall be available to effect the conversion of all of the outstanding shares of Series A Convertible Preferred Stock. The holders of the Series A Preferred Stock are also entitled to receive a five percent (5%) per share, per annum dividend out of legally available funds and to the extent permitted by law. These dividends are payable quarterly on the last business day of each quarter commencing with the calendar quarter next succeeding the date of issuance of the Series A Preferred Stock. Such dividends shall be fully cumulative and shall accrue, whether or not declared by the Board of Directors of the Company, and may be payable in cash or in freely tradeable shares of common stock.

The Series A Preferred Stockholders shall have voting rights similar to those of the regular common stockholders, with the number of votes equal to the number of shares of common stock that would be issued upon conversion thereof. The Series A Preferred Stock shall rank senior to any other class of capital stock of the Company now or hereafter issued as to the payment of dividends and the distribution of assets on redemption, liquidation, dissolution or winding up of the Company.

As of June 30, 1996, 1,600 shares of the Series A Preferred Stock had been converted into a total 425,416 shares (including accumulated dividends) of the Company's common stock. The remaining 2,400 shares of Series A Preferred Stock were converted into 1,061,202 shares (including accumulated dividends) of the Company's common stock during the fiscal year ended June 30, 1997.

The Company issued 450 shares of "Series B Convertible Preferred Stock" ("Series B Preferred Stock") and warrants to purchase up to an additional 112,500 shares of common stock on December 17, 1996 pursuant to Regulation D and Section 4(2) of the Securities Act of 1933. The agreement called for a purchase price of $10,000 per share, with proceeds to the Company amounting to $4,500,000.






                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(16)     CONVERTIBLE PREFERRED STOCK (Continued)

The holders of the Series B Preferred Stock could have converted up to 34% of the Series B Preferred Stock 80 days from issuance (March 7, 1997), up to 67% of the Series B Preferred Stock 100 days from issuance (March 27, 1997), and may convert their remaining shares 120 days from issuance (April 19, 1997) without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula states that the holder of the Series B Preferred Stock will receive shares determined by dividing (i) the sum of $10,000 by the (ii) "Conversion Price" in effect at the time of conversion. The "Conversion Price" shall be equal to eighty-two percent (82%) of the Market Price of the Company's common stock; provided, however, that in no event will the "Conversion Price" be greater than $3.85. The warrants are exercisable at any time for an exercise price of $5.00 and will expire five years from the date of issue.

The agreement provides that no fractional shares shall be issued. In addition, provisions are made for any stock dividends or stock splits that the Company may issue with respect to their no par value common stock. The Company is also required to reserve and keep available out of its authorized but unissued common stock such number of shares of common stock as shall be available to effect the conversion of all of the outstanding shares of Convertible Preferred Stock. The holders of the Series B Preferred Stock are also entitled to receive a seven percent (7%) per share, per annum dividend out of legally available funds and to the extent permitted by law. These dividends are payable quarterly on the last business day of each quarter commencing with the calendar quarter next succeeding the date of issuance of the Series B Preferred Stock. Such dividends shall be fully cumulative and shall accrue, whether or not declared by the Board of Directors of the Company, and may be payable in cash or in freely tradeable shares of common stock.

The Series B Preferred Stockholders shall have voting rights similar to those of the regular common stockholders, with the number of votes equal to the number of shares of common stock that would be issued upon conversion thereof. The Series B Preferred Stock shall rank senior to any other class of capital stock of the Company now or hereafter issued as to the payment of dividends and the distribution of assets on redemption, liquidation, dissolution or winding up of the Company.

On September 4, 1998, the Company received a notice of conversion from the Series B Holders. The Series B Holders filed a lawsuit against the Company on October 7, 1998. The Company was served on October 19, 1998. The lawsuit alleged that the Company has breached its contract of sale to the Series B Holders by failing to convert the Series B Holders and failure to register the common stock underlying the Preferred Stock. The Series B Holders demanded damages in excess of $75,000, to be determined at trial, together with interest costs and legal fees. On April 6, 1999, the Series B Holders sold their preferred stock to an unaffiliated third party ("the Purchaser") with no prior relationship to the Company, or the Series B Holders. As part of the purchase agreement, the Series B Holders were required to dismiss the lawsuit with prejudice and the Company and the Series B Holders exchanged mutual general releases (see Series I).





                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(16)     CONVERTIBLE PREFERRED STOCK (Continued)

As of June 30, 2000, the Series B Preferred Stock has been converted into 30,463,164 shares of the Company's common stock, and 60 shares were canceled at the request of the holder.

During the years ended June 30, 1999 and 1998 the Company issued a total of six Private Placements of convertible preferred stock (see schedule incorporated into Note 15). The Private Placements are summarized as follows:

    Series C Preferred Stock
    ------------------------
    On October 6, 1997, the Company finalized the private placement to foreign investors of 210 shares of its Series C Convertible Preferred Stock at a purchase price of $10,000 per share and warrants to purchase up to 160,000 shares of the Company's common stock at an exercise price of $1.63 per share, and warrants to purchase up to 50,000 shares of the Company's common stock at an exercise price of $1.562 per share. The agreement was executed pursuant to Regulation S as promulgated by the Securities Act of 1933, as amended. As of June 30, 2001, 40,000 warrants at the $1.63 exercise price were exercised, and the remaining 140,000 warrants had expired. The remaining 50,000 warrants ($1.562 exercise price) are outstanding as of June 30, 2001.

    The Series C Preferred Stock is convertible, at any time, commencing 45 days from the date of issuance and for a period of three years thereafter, in whole or in part, without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula states that the holder of the Series C Preferred Stock will receive shares determined by dividing (i) the sum of $10,000 by the (ii) "Conversion Price" in effect at the time of conversion.

    The "Conversion Price" shall be equal to seventy-five percent (75%) of the Average Closing Price of the Company's common stock; however, in no event will the "Conversion Price" be greater than $1.222. Pursuant to the Regulation S documents, the Company was also required to escrow an aggregate of 3,435,583 shares of its common stock (200% of the number of shares the investor would have received had the shares been converted on the closing date of the Regulation S sale).

    In connection with the sale, the Company paid an unaffiliated investment banker $220,500 for placement and legal fees, providing net proceeds to the Company of $1,879,500.

    Series D Preferred Stock
    ------------------------
    On January 9, 1998, the Company finalized the private placement to foreign investors of 50 shares of its Series D Convertible Preferred Stock at a purchase price of $10,000 per share and warrants to purchase up to 25,000 shares of the Company's common stock at an exercise price of $1.22 per share. The agreement was executed pursuant to Regulation S as promulgated by the Securities Act of 1933, as amended. As of June 30, 2001 the warrants had expired.




                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(16)     CONVERTIBLE PREFERRED STOCK (Continued)

    The Series D Preferred Stock is convertible, at any time, commencing 45 days from the date of issuance and for a period of three years thereafter, in whole or in part, without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula states that the holder of the Series D Preferred Stock will receive shares determined by dividing (i) the sum of $10,000 by the (ii) "Conversion Price" in effect at the time of conversion. The "Conversion Price" shall be equal to seventy-five percent (75%) of the Average Closing Price of the Company's common stock.

    In connection with the sale, the Company issued four preferred shares to an unaffiliated investment banker for placement fees and paid legal fees of $5,000, providing net proceeds to the Company of $495,000. The shares underlying the preferred shares and warrant are entitled to demand registration rights under certain conditions.

    Series E Preferred Stock
    ------------------------
    On February 5, 1998, the Company finalized the private placement to foreign investors of 50 shares of its Series E Convertible Preferred Stock at a purchase price of $10,000 per share and warrants to purchase up to 25,000 shares of the Company's common stock at an exercise price of $1.093 per share. The agreement was executed pursuant to Regulation S as promulgated by the Securities Act of 1933, as amended. As of June 30, 2001 the warrants had expired.

    The Series E Preferred Stock is convertible, at any time, commencing 45 days from the date of issuance and for a period of three years thereafter, in whole or in part, without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula".

    The conversion formula states that the holder of the Series E Preferred Stock will receive shares determined by dividing (i) the sum of $10,000 by the (ii) "Conversion Price" in effect at the time of conversion. The "Conversion Price" shall be equal to seventy-five percent (75%) of the Average Closing Price of the Company's common stock.

    In connection with the sale, the Company issued four preferred shares to an unaffiliated investment banker for placement fees and paid legal fees of $5,000, providing net proceeds to the Company of $495,000. The shares underlying the preferred shares and warrant are entitled to demand registration rights under certain conditions.





                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(16)     CONVERTIBLE PREFERRED STOCK (Continued)

    Series F Preferred Stock
    ------------------------
    On February 20, 1998, the Company finalized the private placement to foreign investors of 75 shares of its Series F Convertible Preferred Stock at a purchase price of $10,000 per share. The agreement was executed pursuant to Regulation S as promulgated by the Securities Act of 1933, as amended.

    The Series F Preferred Shares pay a dividend of 6% per annum, payable in Common Stock at the time of each conversion and are convertible, at any time, commencing May 15, 1999 and for a period of two years thereafter, in whole or in part, without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula states that the holder of the Series F Preferred Stock will receive shares determined by dividing (i) the sum of $10,000 by the (ii) "Conversion Price" in effect at the time of conversion. The "Conversion Price" shall be equal to seventy percent (70%) of the Average Closing Price of the Company's common stock.

    In connection with the sale, the Company paid an unaffiliated investment banker $50,000 for placement and legal fees, providing net proceeds to the Company of $700,000. The shares underlying the preferred shares and warrant are entitled to demand registration rights under certain conditions.

    Series H Preferred Stock
    ------------------------
    On June 2, 1998, the Company finalized the private placement to foreign investors of 100 shares of its Series H Convertible Preferred Stock at a purchase price of $10,000 per share and Series H-"A" warrants to purchase up to 75,000 shares of the Company's common stock at an exercise price of $1.00 per share, and Series H-"B" warrants to purchase up to 50,000 shares of the Company's common stock at an exercise price of $1.50 per share. The agreement was executed pursuant to Regulation D as promulgated by the Securities Act of 1933, as amended. As of June 30, 2001 none of the warrants had been exercised.

    The Series H Preferred Stock is convertible, at any time, for a period of two years thereafter, in whole or in part, without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula states that the holder of the Series H Preferred Stock will receive shares determined by dividing (i) the sum of $10,000 by the
    (ii) "Conversion Price" in effect at the time of conversion. The "Conversion Price" shall be equal to the lesser of $.53 or seventy-five percent (75%) of the Average Closing Price of the Company's common stock for the ten-day trading period ending on the day prior to the date of conversion.





                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(16)     CONVERTIBLE PREFERRED STOCK (Continued)

    In connection with the sale, the Company issued eight preferred shares and paid $10,000 to an unaffiliated investment banker for placement and legal fees, providing net proceeds to the Company of $990,000. The shares underlying the preferred shares and warrant are entitled to demand registration rights under certain conditions.

    The Company was in technical default of the Registration Rights Agreement ("RRA"), which required the S-2 Registration Statement to be declared effective by October 2, 1998. Pursuant to the RRA, the Company was required to pay the Series H holders, as liquidated damages for failure to have the Registration Statement declared effective, and not as a penalty, 2% of the principal amount of the Securities for the first thirty days, and 3% of the principal amount of the Securities for each thirty day period thereafter until the Company procures registration of the Securities. On March 25, 1999, the Company issued 424,242 shares of common stock as partial payment of the liquidated damages. The cumulative liquidated damages expense for the years ended June 30, 2001 amounted to $140,000.

    Series I Preferred Stock
    ------------------------
    On April 6, 1999, the Company entered into a Subscription Agreement with the Purchaser of the Series B Preferred Stock whereby the Company agreed to issue 138 shares of its Series I, 7% Convertible Preferred Stock ($1,380,000). The consideration for the subscription agreement was paid as follows:

                1. Forgiveness of approximately $725,795 of accrued interest (dividends) in connection with the Series B Convertible Preferred stock. The Company recorded the forgiveness of the accrued interest (dividends) by reducing the accrual along with a reduction in the accumulated deficit.
                2. Settlement of all litigation concerning the Series B Convertible Preferred stock.
                3. Cancellation of 112,500 warrants that were issued with the Series B Convertible Preferred stock.
                4. A limitation on the owner(s) of the Series B Convertible Preferred stock to ownership of not more than 4.99% of the Company's outstanding common stock at any one time.

    The Series I Preferred stock pays a 7% premium, to be paid in cash or freely trading common stock at the Company's sole discretion, upon conversion.





                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(16)     CONVERTIBLE PREFERRED STOCK (Continued)

    The Series I Preferred Stock is convertible, at any time, in whole or in part, without the payment of any additional consideration, into fully paid and nonassessable shares of the Company's no par value common stock based upon the "conversion formula". The conversion formula states that the holder of the Series I Preferred Stock will receive shares determined by dividing
    (i) the sum of $10,000 by the (ii) "Conversion Price" in effect at the time of conversion. The "Conversion Price" shall be equal to seventy-five percent (75%) of the Average Closing Price of the Company's common stock.

    Pursuant to the Series I designation and the Subscription Agreement, the Series I Holder, or any subsequent holder of the Preferred Shares, is prohibited from converting any portion of the Preferred Stock which would result in the Holder being deemed the beneficial owner of 4.99% or more of the then issued and outstanding common stock of the Company.

    Series K Preferred Stock
    ------------------------
    On July 17, 2000, the Company finalized the private placement to foreign investors of 500 shares of its Series K Convertible Preferred Stock at a purchase price of $10,000 per share. The agreement was executed in accordance with and in reliance upon the exemption from securities registration by Rule 506 under Regulation D as promulgated by the Securities Act of 1933, as amended.

    The Company was obligated to pay a 9% dividend on the convertible preferred in cash or common stock at its option semi-annually, on June 30, and December 31, of each calendar year or upon conversion date. The Company also had the option of redeeming the convertible preferred solely through the use of the private equity line by paying cash with the following redemption premiums:

         Days from closing                       0-120    121-180    180
         Redemption price as a % of Principal     105%     107.5%    110%

If the Company, for whatever reason, was unable to redeem the convertible preferred according to the above schedule, the holder has the right to convert the convertible preferred into common stock at a price equal to 87.5% of the average of the three lowest closing bid prices (which need not be consecutive) of the twenty consecutive trading days prior to the conversion date. The agreement further provides that the Company register the underlying common shares in a registration statement as soon as possible after the closing date, and must use their best efforts to file timely and cause the registration statement to become effective within 120 days from the closing date. The registration statement was effective on December 13, 2000.





                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(16)     CONVERTIBLE PREFERRED STOCK (Continued)

    The entire amount of the Series K Convertible Preferred Stock was converted or redeemed by the Company during the year ended June 30, 2001 into 5,664,067 shares of common stock, including 219,225 shares as payment of the 9% accrued dividend.

The agreements provided that no fractional shares shall be issued. In addition, provisions were made for any stock dividends or stock splits that the Company may issue with respect to their no par value common stock. The Company was also required to reserve and keep available out of its authorized but unissued common stock such number of shares of common stock as shall be available to effect the conversion of all of the outstanding shares of Convertible Preferred Stock. The preferred stockholders shall not be entitled to vote on any matters submitted to the stockholders of the Company, except as to the necessity to vote for the authorization of additional shares to effect the conversion of the preferred stock. The holders of any outstanding shares of preferred stock shall have a preference in distribution of the Company's property available for distribution to the holders of any other class of capital stock, including but not limited to, the common stock, equal to $10,000 consideration per share.

The following schedule reflects the number of shares of preferred stock that have been issued, converted and are outstanding as of June 30, 2003, including certain additional information with respect to the deemed preferred stock dividends that were calculated as a result of the discount from market for the conversion price per share:





                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)

(16)  Convertible Preferred Stock (Continued)

                                          Series A               Series B               Series C               Series D
                                   Shares       Amount     Shares      Amount     Shares      Amount     Shares     Amount
                                  ---------- ------------- -------- ------------- -------- ------------- -------- ------------
Balance at June 30, 1995                  -           $ -        -           $ -        -           $ -        -          $ -

Sale of Series A                      4,000     3,600,000

Series A conversion                  (1,600)   (1,440,000)
                                  ---------- -------------

Balance at June 30, 1996              2,400     2,160,000

Sale of Series B                                               450     4,500,000

Series A conversion                  (2,400)   (2,160,000)

                                  ---------- ------------- -------- -------------

Balance at June 30, 1997                  -             -      450     4,500,000

Sale of preferred stock
   (Series C - H)                                                                     210     2,100,000       54      540,000

Conversion of preferred stock                                                        (210)   (2,100,000)     (25)    (250,000)
                                  ---------- ------------- -------- ------------- -------- ------------- -------- ------------

Balance at June 30, 1998                  -             -      450     4,500,000        -             -       29      290,000

Sale of Series I

Conversion of preferred stock                                  (60)     (600,000)                            (29)    (290,000)
                                  ---------- ------------- -------- ------------- -------- ------------- -------- ------------

Balance at June 30, 1999                  -             -      390     3,900,000        -             -        -            -

Conversion of preferred stock, net                            (390)   (3,900,000)
                                  ---------- ------------- -------- ------------- -------- ------------- -------- ------------

Balance at June 30, 2000                  -             -        -             -        -             -        -            -

Sale of Series K

Conversion of preferred stock
                                  ---------- ------------- -------- ------------- -------- ------------- -------- ------------

Balance at June 30, 2001                  -           $ -        -           $ -        -           $ -        -          $ -
                                  ========== ============= ======== ============= ======== ============= ======== ============

Additional information:
    Discount off market price                         25%                    18%                    25%                   25%
                                             =============          =============          =============          ============
    Fair market value-issue rate                   $ 8.31                 $ 3.25                 $ 1.63                $ 0.99
                                             =============          =============          =============          ============
    Deemed preferred stock dividend            $1,335,474              $ 998,120              $ 705,738              $182,433
                                             =============          =============          =============          ============




                                       Series E             Series F               Series H                Series I
                                  Shares     Amount    Shares     Amount     Shares     Amount      Shares        Amount
                                  -------- ----------- -------- -----------  -------  ------------ ----------  -------------
Balance at June 30, 1995                -         $ -        -         $ -        -           $ -          -            $ -

Sale of Series A

Series A conversion


Balance at June 30, 1996

Sale of Series B

Series A conversion



Balance at June 30, 1997

Sale of preferred stock
   (Series C - H)                      54     540,000       75     750,000      108     1,080,000

Conversion of preferred stock         (30)   (300,000)     (75)   (750,000)
                                  -------- ----------- -------- -----------  -------  ------------

Balance at June 30, 1998               24     240,000        -           -      108     1,080,000

Sale of Series I                                                                                         138      1,380,000

Conversion of preferred stock         (24)   (240,000)                          (40)     (400,000)
                                  -------- ----------- -------- -----------  -------  ------------ ----------  -------------

Balance at June 30, 1999                -           -        -           -       68       680,000        138      1,380,000

Conversion of preferred stock, net                                              (68)     (680,000)      (138)    (1,380,000)
                                  -------- ----------- -------- -----------  -------  ------------ ----------  -------------

Balance at June 30, 2000                -           -        -           -        -             -          -              -

Sale of Series K

Conversion of preferred stock
                                  -------- ----------- -------- -----------  -------  ------------ ----------  -------------

Balance at June 30, 2001                -         $ -        -         $ -        -           $ -          -            $ -
                                  ======== =========== ======== ===========  =======  ============ ==========  =============

Additional information:
    Discount off market price                     25%                  30%                    25%                       25%
                                           ===========          ===========           ============             =============
    Fair market value-issue rate               $ 1.07               $ 1.24                 $ 0.57                    $ 0.38
                                           ===========          ===========           ============             =============
    Deemed preferred stock dividend          $182,250             $318,966               $351,628                 $ 492,857
                                           ===========          ===========           ============             =============



                                          Series K                   Total
                                    Shares       Amount      Shares       Amount
                                  ----------- ------------- ---------  -------------
Balance at June 30, 1995                   -           $ -         -            $ -

Sale of Series A                                               4,000      3,600,000

Series A conversion                                           (1,600)    (1,440,000)
                                                            ---------  -------------

Balance at June 30, 1996                                       2,400      2,160,000

Sale of Series B                                                 450      4,500,000

Series A conversion                                           (2,400)    (2,160,000)
                                                              -------    -----------


Balance at June 30, 1997                                         450      4,500,000

Sale of preferred stock
   (Series C - H)                                                501      5,010,000

Conversion of preferred stock                                   (340)    (3,400,000)
                                                            ---------  -------------

Balance at June 30, 1998                                         611      6,110,000

Sale of Series I                                                 138      1,380,000

Conversion of preferred stock                                   (153)    (1,530,000)
                                  ----------- ------------- ---------  -------------

Balance at June 30, 1999                   -             -       596      5,960,000

Conversion of preferred stock, net                              (596)    (5,960,000)
                                  ----------- ------------- ---------  -------------

Balance at June 30, 2000                   -             -         -              -

Sale of Series K                          50     5,000,000        50      5,000,000

Conversion of preferred stock            (50)   (5,000,000)      (50)    (5,000,000)
                                  ----------- ------------- ---------  -------------

Balance at June 30, 2001                   -           $ -         -            $ -
                                  =========== ============= =========  =============

Additional information:
    Discount off market price                        12.5%
                                              =============
    Fair market value-issue rate                    $ 1.13
                                              =============
    Deemed preferred stock dividend               $ 708,130
                                              =============

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(17)     COMMON STOCK

On June 8, 1994, at a special meeting of shareholders of the Company, a one for one hundred reverse stock split was approved reducing the number of issued and outstanding shares of common stock from 68,875,200 shares to 688,752 shares (510,000 shares of original stock, for $50,000, and the 178,752 shares acquired in the merger). In addition, the board of directors approved the issuance of an additional 27,490,000 shares of common stock that had been provided for in the original merger documents. However, during April, 1995 the four major shareholders agreed to permanently return 12,147,480 of these additional shares. Therefore, the net additional shares of common stock issued amounts to 15,342,520 shares, and the net additional shares issued as a result of this transaction have been reflected in the financial statements of the Company (See Statement of Stockholders' Equity).

The Company has sold 1,290,069 shares of its common stock through Private Placement Memorandums dated April 20, 1994 and December 7, 1994, as subsequently amended. The net proceeds to the Company under these Private Placement Memorandums were approximately $1,000,000. In addition, the Company has sold 690,722 shares of "restricted common stock" during the year ended June 30, 1995. These shares are restricted in terms of a required holding period before they become eligible for free trading status. As of June 30, 1995, receivables from the sale of common stock during the year amounted to $523,118. During the year ended June 30, 1996, 410,500 shares of the common stock related to these receivables were canceled and $103,679 was collected on the receivable. The unpaid balance on these original sales and other subsequent sales of common stock, in the amount of $35,559, as of June 30, 1997, is reflected as a reduction to stockholder's equity on the Company's balance sheet.

During the year ended June 30, 1995, 115,650 shares of common stock were issued to satisfy obligations of the Company amounting to $102,942, approximately $.89 per share. The stock was recorded at the fair market value at the date of issuance.

In addition, during the year ended June 30, 1995, wages accrued to the officers of the Company in the amount of $151,000, were satisfied with the issuance of 377,500 shares of restricted common stock. Compensation expense has been recorded during the fiscal year pursuant to the employment agreements with the officers. In addition, during the year ended June 30, 1995, 75,000 shares of restricted common stock were issued to a company executive pursuant to an employment agreement. Compensation expense of $78,750 was recorded in conjunction with this transaction.





                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(17)     COMMON STOCK (Continued)

During the year ended June 30, 1996, the Company sold, under the provisions of Regulation S, a total of 700,471 shares of common stock. The proceeds from the sale of these shares of common stock amounted to $1,561,110. The Company issued an additional 2,503,789 shares ($4,257,320) of its common stock as a result of the exercise of stock options issued in exchange for services rendered during the year. Cash proceeds associated with the exercise of these options and the issuance of these shares amounted to $1,860,062, with the remaining $2,397,258 reflected as noncash compensation. These 2,503,789 shares were issued at various times throughout the fiscal year. The stock has been recorded at the fair market value at the various grant dates for the transactions. Compensation, aggregating $2,298,907, has been recorded at the excess of the fair market value of the transaction over the exercise price for each of the transactions.

As of June 30, 1996, there were a total of 425,416 shares of common stock issued as a result of the conversion of the Series A Convertible Preferred Stock and the related accumulated dividends (See Note 16).

Common stock issued to employees as a result of the exercise of their incentive stock options and their non-qualified stock options during the fiscal year ended June 30, 1996 amounted to 1,187,900, of which 996,400 shares were issued pursuant to the provisions of the non-qualified stock option plan and were exercised in a "cash-less" transaction, resulting in compensation to the officers of $567,164. Compensation cost was measured as the excess of fair market value of the shares received over the value of the stock options tendered in the transaction. The excess of fair market value at July 15, 1995 approximated $.57 per share on the 996,400 shares issued.

During the year ended June 30, 1997, the Company issued a total of 1,881,295 shares ($5,461,589) of its common stock. The conversion of Series A Convertible Preferred Stock, including accrued dividends (See Note 16), accounted for the issuance of 1,081,962 shares ($2,808,643). The remaining 799,333 shares were issued as follows:

                1. Services rendered by independent consultants in exchange for 31,200 shares. Research and development expenses of $90,480 were charged as the fair market value at November 20, 1996 was $2.90 per share.

                2. On December 20, 1996, bonus stock was issued to Company employees, 3,200 shares. Compensation expense of $10,463 was charged as the fair market value at that date was $3.27 per share.

                3. On January 3, 1997 bonus stock was issued to the officers of the Company, 350,000 shares. Compensation expense of $907,900 was charged, as the fair market value at that date was $2.59 per share.





                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(17)     COMMON STOCK (Continued)

                4. On February 13, 1997, 4,000 shares were issued to an outside consultant in exchange for services performed. Consulting services of $11,500 were recorded, representing the fair market value ($2.88 per share) on that date.

                5. Services rendered by an independent consultant during June 1997 in exchange for 199,000 shares. Consulting expenses of $548,149 were charged, as the fair market value on the date of the transaction was approximately $2.75 per share.

                6. Exercise of incentive stock options comprised of 27,000 shares ($33,750) exercised and paid for at $1.25 per share, and 334,933 shares ($1,103,203) acquired in the exchange for options tendered in a cash-less transaction.

                7. The Company repurchased 150,000 shares ($52,500), which had been previously acquired by one of its employees.

During the year ended June 30, 1998, the Company issued a total of 11,588,460 shares ($8,583,721) of its common stock. The conversion of Convertible Preferred Stock (see Note 16) accounted for the issuance of 6,502,448 shares ($4,984,684). The remaining 5,056,012 shares were issued as follows:

                1. Services rendered by independent consultants in exchange for 100,000 shares. Consulting expenses of $221,900 were charged as the fair market value at July 10, 1997 was $2.22 per share.

                2. Services rendered by an independent consultant in exchange for 200,000 shares. Consulting expenses of $400,000 were charged as the fair market value at August 20, 1997 was $2.00 per share.

                3. Services rendered by an independent consultant in exchange for 40,000 shares. Consulting expenses of $67,480 were charged as the fair market value at September 4, 1997 was $1.69 per share.

                4. Services rendered by a public relations company in exchange for 166,000 shares. Public relations expenses of $269,750 were charged as the fair market value at October 24, 1997 was $1.63 per share.

                5. On December 15, 1997, bonus stock was issued to Company employees, for 39,300 shares. Compensation expense of $41,658 was charged as the fair market value at that date was $1.06 per share.



                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(17)     COMMON STOCK (Continued)

                6. Services rendered by an independent consultant in exchange for 250,000 shares. Consulting expenses of $320,000 were charged as the fair market value at January 7, 1998 was $1.28 per share.

                7. Services rendered by an independent consultant during May 1998 in exchange for 200,000 shares. Consulting expenses of $140,000 were charged, as the fair market value on that date was $.70 per share.

                8. The Company sold 500,000 shares on May 15, 1998 in a Regulation D offering at $.40 per share, and received cash proceeds of $200,000.

                9. On June 5, 1998, the Company issued to its chief executive officer 3,500,000 shares ($1,890,000) as consideration for an exclusive Patent License Agreement (see Note 7). The market value of the stock on this date was $.54 per share. The excess of the fair market value of the common stock over the historical cost basis of the patent license was recorded as a distribution to the shareholder; recorded as a reduction to additional paid-in capital of $3,199,000.

                10. On June 11, 1998, the Company issued 25,000 shares to its corporate counsel as additional bonus compensation. Legal expenses of $12,750 were recorded as the market value of the stock on that date was $.51 per share.

                11. A total of 65,712 non-qualified stock options were exercised and proceeds of $22,999 ($.35 per share) was received by the Company.

On July 10, 1998, the majority shareholders of the Company authorized, by written action, the Company's adoption of an Amendment to the Company's Articles of Incorporation increasing the Company's authorized shares of common stock from 48,000,000 shares to 100,000,000 shares. The Florida Statutes provide that any action to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if the action is taken by a majority of outstanding stockholders of each voting group entitled to vote. On August 5, 1998, the Company filed an Information Statement with the Securities and Exchange Commission with regard to the Written Action. The Majority Shareholders consent with respect to the Amendment was effective on February 18, 1999. The number of authorized shares was further increased to 150,000,000 shares during the shareholders annual meeting held on May 10, 2000, and increased again during the 2002 annual meeting to 200,000,000 shares, effective January 3, 2003.

During the year ended June 30, 1999, the Company issued a total of 12,804,131 shares ($5,837,656) of its common stock. The conversion of Convertible Preferred Stock (see Note 16) accounted for the issuance of 4,865,034 shares ($1,972,296). The remaining 7,939,097 shares were issued as follows:

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(17)     COMMON STOCK (Continued)

                1. The Company sold 200,000 shares on August 5, 1998 in a Regulation D offering at $.30 per share, and received cash proceeds of $60,000.

                2. In June 1999, the Company issued to its chief executive officer 3,500,000 shares ($1,890,000), representing the balance of shares to be issued as consideration for the exclusive Patent License Agreement (see Note 7).

                3. On November 9, 1998, the Company issued 15,000 shares to its corporate counsel as additional bonus compensation. Legal expenses of $10,800 were recorded as the market value of the stock on that date was $.72 per share.

                4. A total of 65,612 non-qualified stock options were exercised and proceeds of $22,964 ($.35 per share) was received by the Company. An additional $101,500 was received this year for stock sold in the prior year.

                5. A total of 480,000 shares were issued in connection with loans that were received by the Company. The total loan fee expenses (based on the market value of the stock at the date of issuance) charged to the statement of operations for the year was $292,694, or an average of $.61 per share.

                6. A total of 2,974,043 shares were issued as repayment of various accounts payable and loans payable during the year. A total of $1,196,992 (average of $.40 per share) of debts were satisfied through the issuance of the stock.

                7. On December 11, 1998, bonus stock was issued to Company employees, for 130,200 shares. Compensation expense of $79,422 was charged as the fair market value at that date was $.61 per share.

                8. On March 26, 1999, the Company issued 424,242 shares of stock as partial-payment ($140,000) on the liquidated damages in connection with Series H Preferred Stock. The fair market value at that date was $.33 per share.

                9. During the year a total of 150,000 shares were issued for to various independent parties for services rendered to the Company. Expenses of $81,788 were charged, or an average price of $.50 per share.




                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(17)     COMMON STOCK (Continued)

During the year ended June 30, 2000, the Company issued a total of 56,214,003 shares ($12,997,328) of its common stock. The conversion of Convertible Debentures accounted for the issuance of 4,060,398 shares ($3,958,223), the conversion of Redeemable Convertible Preferred Stock (see Note 15) accounted for the issuance of 3,834,492 shares ($507,115), and the conversion of Convertible Preferred Stock (see Note 16) accounted for the issuance of 41,581,242 shares ($6,806,219). The remaining 6,737,871 shares were issued as follows:

                1. The Company sold 100,000 shares on April 27, 2000 in a Regulation D offering at $1.57 per share, and received cash proceeds of $157,000.

                2. A total of 5,061,294 shares were issued as repayment of various loans payable during the year. A total of $1,067,665 (average of $.21 per share) of debts were satisfied through the issuance of the stock.

                3. On November 12, 1999, bonus stock was issued to Company employees, for 145,000 shares. Compensation expense of $12,325 was charged as the fair market value at that date was $.09 per share. The company also canceled 8,000 shares which had been previously issued to an independent contractor for consulting services. A reduction of $31,000 was recorded to consulting expenses for the year.

                4. A total of 7,297 shares were issued in connection with a loan that was received by the Company. The total loan fee expense and interest charged to income amounted to $2,408 during the year.

                5. During the year at total of 150,652 shares were issued for the exercise of warrants. On March 21, 2000, the Company received $100,000 for the exercise of 107,527 warrants at an exercise price of $.93 per share. The Company recorded a charge to consulting expense, as the fair market value at the date the warrants were issued was $1.84. The Company also received $21,563 from the exercise of 43,125 of Series G Preferred Stock warrants during the last quarter of the fiscal year.

                6. Exercise of 1,281,628 incentive stock options, ($395,810) exercised and paid for at prices ranging from $.13 per share to $1.13 per share.

During the year ended June 30, 2001, the Company issued a total of 13,916,169 shares ($12,333,724) of its common stock. The conversion of Convertible Preferred Stock (see Note 16) accounted for the issuance of 5,664,067 shares ($5,580,531), and the common stock issued through the equity line of credit (See
Note 12) accounted for the issuance of 3,407,613 shares ($3,143,666). The remaining 4,844,489 shares were issued as follows:


                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(17)     COMMON STOCK (Continued)

                1. A total of 810,000 shares were issued as repayment of a loan payable during the year. (See Note 10) A total of $530,000 of debt was satisfied through the issuance of the stock, and an additional $863,200 was charged as interest expense as the fair market value of the stock at the date of issuance was $1.72 per share.

                2. On December 7, 2000, 143,500 shares of bonus stock were issued to Company employees. Compensation expense of $219,555 was charged as, the fair market value of the common stock at that date was $1.53 per share. The Company also issued 10,000 shares on May 17, 2001. Consulting services of $8,300 was charged, as the fair market value of the stock was $.83 per share.

                3. During the year a total of 99,375 shares of common stock were issued for the exercise of warrants. The Company received $4,687 from the exercise of 99,375 Series G Preferred Stock warrants. On August 10, 2000, the Company received $65,200 for the exercise of 40,000 Series C Preferred Stock warrants at an exercise price of $1.63 per share.

                4. Common stock issued to officers as a result of the exercise of their incentive stock options and their non-qualified stock options amounted to 3,755,414 shares. The options were exercised in a "cash-less" transaction, resulting in compensation to the officers of $1,848,566. An additional 26,200 shares were issued to employees upon the exercise of their incentive stock options during the year, at exercise prices ranging from $.35 per share to $.60 per share.

During the year ended June 30, 2002, the Company issued a total of 12,167,866 shares ($6,508,155) of its common stock. The common stock issued through the equity line of credit (See Note 12) accounted for the issuance of 11,607,866 shares ($6,213,805). The remaining 560,000 shares were issued as follows:

                1. On November 21, 2001, 210,000 shares of bonus stock were issued to Company employees. Deferred compensation of $117,600 was charged as, the fair market value of the common stock at that date was $.56 per share, and the stock will not be physically delivered to the employees until January 2003.

                2. A total of 350,000 shares were issued in conjunction with the settlement on March 22, 2002 of a lawsuit. Settlement expense of $176,750 has been charged on the statement of operations as the fair market value of the stock at the date of issuance was $.51 per share.

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(17)     COMMON STOCK (Continued)

During the year ended June 30, 2003, the Company issued a total of 31,398,326 shares ($9,708,425) of its common stock. The common stock issued through the equity line of credit (See Note 12) accounted for the issuance of 29,390,708 shares ($8,737,772). The remaining 2,007,618 shares were issued as follows:

                1. During December 2002, 258,500 shares of bonus stock were issued to Company employees. Compensation of $62,425 was charged as, the fair market value of the common stock on the dates of issuance averaged $.24 per share. In addition, the Company recorded an adjustment for deferred compensation, which resulted in a reduction to common stock for $73,500.

                2. A total of 1,194,118 shares were issued in conjunction with the settlement on June 5, 2003 of a lawsuit. Settlement expense of $841,853 has been charged on the statement of operations as the fair market value of the stock at the date of issuance was $.70 per share.

                3. During the year a total of 555,000 shares were issued to various parties for services rendered to the Company. Expenses of $139,875 were charged, or an average price of $.25 per share.


(18)     STOCK OPTIONS

During July 1994, the Company adopted a non-qualified Stock Option Plan (the "Plan"), whereby officers and employees of the Company may be granted options to purchase shares of the Company's common stock. Under the plan and pursuant to their employment contracts, an officer may be granted non-qualified options to purchase shares of common stock over the next five calendar years, at a minimum of 250,000 shares per calendar year. The exercise price shall be thirty-five percent of the fair market value at the date of grant. On July 5, 1995 the Board of Directors authorized an amendment to the Plan to provide that upon exercise of the option, the payment for the shares exercised under the option may be made in whole or in part with shares of the same class of stock. The shares to be delivered for payment would be valued at the fair market value of the stock on the day preceding the date of exercise. The plan was terminated effective July 1, 1996, however the officers will be issued the options originally provided under the terms of their employment contracts.

On March 29, 1995, the incentive stock option plan was approved by the Board of Directors and adopted by the shareholders at the annual meeting. This original plan was revised and on January 3, 2000 the Board of Directors adopted the Company's "2000 Non-Statutory Plan", and the plan was subsequently approved by the shareholders on May 10, 2000 at the annual meeting. This plan provides for the granting, exercising and issuing of incentive stock options pursuant to Internal Revenue Code Section 422. The Company may grant incentive stock options to purchase up to 4,850,000 shares of common

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(18)     STOCK OPTIONS (Continued)

stock of the Company. This Plan also allows the Company to provide long-term incentives in the form of stock options to the Company's non-employee directors, consultants and advisors, who are not eligible to receive incentive stock options. In January 2002, our Board replaced the 1995 Plan and 2000 Plan with a new combined stock option plan, the 2002 Incentive and Non-Statutory Stock Option Plan (the "2002 Plan"), which provides for the grant of incentive and non-statutory options to purchase an aggregate of 6,340,123 shares of Common Stock. Upon approval of the 2002 Plan at the next shareholders' meeting, all options outstanding under the 1995 and 2000 Plans will remain outstanding; however, no new options will be granted under those plans. The Board of Directors or a company established compensation committee has direct responsibility for the administration of these plans.

The exercise price of the non-statutory stock options shall be equal to no less than 50% of the fair market value of the common stock on the date such option is granted.

In accordance with the provisions of APB No. 25, the Company records the discount from fair market value on the non-qualified stock options as a charge to deferred compensation at the date of grant and credits additional paid-in capital. The compensation is amortized to income over the vesting period of the options. In addition, the Company is periodically accruing compensation on the officers' incentive stock options in accordance with the provisions of FASB Interpretation No. 28 ("Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans").

Transactions and other information relating to the plans are summarized as follows:


         Employee Plan:
                                      Incentive Stock Options         Non Statutory Stock Options
                                  -------------------------------   ----------------------------
                                    Shares      Wtd. Avg.  Price         Shares        Wtd. Avg.  Price
                                  ----------    ----------------     -------------     ----------------
Outstanding at June 30, 1994            -0-                              -0-
   Granted                           75,000        $ 1.40            1,500,000            $   1.12
   Exercised                           --                                --
                                   ----------                        ----------

Outstanding at June 30, 1995         75,000          1.40            1,500,000                1.12
   Granted                          770,309          1.66              750,000                1.44
   Exercised                       (164,956)          .92           (1,800,000)               1.50
                                   ----------                       -----------

Outstanding at June 30, 1996        680,353          1.81              450,000                 .13
   Granted                          371,377          3.27              750,000                3.88
   Exercised                       (395,384)         1.10                 --
                                   ----------                       ----------

Outstanding at June 30, 1997        656,346          3.07            1,200,000                2.47
   Granted                          220,755          1.95              750,000                2.75
   Exercised                           --                              (65,712)                .35
   Canceled                        (175,205)         4.25                 --
                                  ----------                        ------------



                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(18)     STOCK OPTIONS (Continued)

Outstanding at June 30, 1998        701,896          2.42            1,884,288                2.66
   Granted                          786,635           .48              750,000                 .43
   Exercised                              -                            (65,612)                .35
   Canceled                         (82,500)         3.37                 -
                                 -----------                      -------------

Outstanding at June 30, 1999      1,406,031           .53 **         2,568,676                2.24
   Granted                        3,139,459           .34                -
   Exercised                       (770,702)          .37             (318,676)                .35
   Canceled                         (64,334)          .47                -
                                 -----------                      -------------

Outstanding at June 30, 2000      3,710,454           .42            2,250,000                2.35
   Granted                        1,915,700          2.59                -
   Exercised                     (3,030,964)          .32             (750,000)                .31
   Canceled                        (279,982)          .60           (1,500,000)               2.75
                                 ----------                       ------------

Outstanding at June 30, 2001      2,315,208          2.38                -
   Granted                        6,839,864           .68                -
   Exercised                            -                                -
   Canceled                      (2,695,482)         1.17                -
                                 ---------                        ------------

Outstanding at June 30, 2002      6,459,590          1.57                -
   Granted                        1,459,705           .38                -
   Exercised                             -                               -
   Canceled                         (81,788)          .74                -
                                 ----------                       ------------

Outstanding at June 30, 2003      7,837,507          1.19                -
                                 ==========                       ============

** On June 25, 1999, the exercise price of 502,225 outstanding incentive stock options was restated to $.60 per share. The Company has recorded compensation of $330,569 during the fiscal year ended June 30, 1999 as a result of this repricing, in accordance with the guidelines discussed in the proposed FASB interpretation of APB Opinion No. 25.

         Director Plan:
                                                          Stock Options
                                                  Shares      Wtd. Avg.  Price
                                                  ------      ----------------
               Outstanding at June 30, 2000        -0-
                  Granted                        150,000            $.65
                  Exercised                         -
                  Canceled                          -
                                               ---------








                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(18)  STOCK OPTIONS (Continued)

         Outstanding at June 30, 2001            150,000              .65
            Granted                              300,000              .55
            Exercised                               -
            Canceled                                -
                                               -----------

         Outstanding at June 30, 2002            450,000              .58
            Granted                              400,000              .18
            Exercised                               -
            Canceled                                -
                                               ----------

         Outstanding at June 30, 2003            850,000              .40
                                               ===========

At June 30, 2003 and 2002, 4,941,985 and 2,244,045, respectively, of the employee incentive stock options were vested and exercisable. The employee stock options vest at various rates over periods up to ten years. At June 30, 2003 and 2002, 575,000 and 300,000, respectively, of the director stock options were vested and exercisable. Shares of authorized common stock have been reserved for the exercise of all options outstanding. The following summarizes the option transactions that have occurred:

    On July 5, 1994 the Company issued non-qualified options to its officers and directors to purchase an aggregate of 750,000 shares of common stock at 35% of the fair market value at the date of grant. Compensation expense of $567,164 was recorded during the year ended June 30, 1996 as a result of the discount from the market value.

    On November 7, 1994, the Company granted 300,000 non-qualified options to its general counsel, currently a vice-president of the Company, at an exercise price of $0.50 per share. Deferred compensation of $150,000 was recorded on the transaction and is being amortized over the vesting period. The options were all exercised as of June 30, 1997.

    On March 30, 1995, the Company granted to the director of engineering, a non-qualified option to purchase up to 150,000 shares of common stock per year, or a total of 450,000 shares, during the period March 30, 1995 and ending March 31, 1999. The exercise price shall be $0.35 per share. The options do not "vest" until one year from the anniversary date. Deferred compensation of $472,500 was recorded on the transaction and is being amortized over the vesting period. The Company also granted the individual, incentive options to purchase 75,000 shares of common stock at an exercise price of $1.40 per share. The options originally expired on March 30, 1998, but were reissued on March 30, 1998 for two years.

    On July 5, 1995 the Company issued non-qualified options to its officers and directors to purchase an aggregate of 750,000 shares of common stock at 35% of the fair market value at the date of grant. Compensation expense was recorded during the year ended June 30, 1996 as a result of the discount from the market value.



                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(18)  STOCK OPTIONS (Continued)

    On September 1, 1995, the Company issued to its three officers and directors incentive options to purchase 107,527 shares, individually, at an exercise price of $0.93 per share (110% of the fair market value). The options expire on September 1, 1999.

    On September 1, 1995, the Company issued to an employee incentive options to purchase 119,047 shares of common stock at an exercise price of $0.84 per share. The options expire on September 1, 1999

    At various dates during the fiscal year ended June 30, 1996, the Company issued to various employees incentive options to purchase 328,681 shares of common stock at prices ranging from $0.81 to $8.18. In all instances, the exercise price was established as the fair market value of the common stock at the date of grant, therefore no compensation was recorded on the issuance of the options. In most cases, one-third of the options vest one year from the grant date, with one-third vesting each of the next two years. The options expire in ten years from the grant date.

    On July 4, 1996, the Company issued to its three officers and directors incentive options to purchase 22,883 shares, individually, at an exercise price of $4.37 per share (110% of the fair market value). The options expire on July 4, 2001.

    On July 5, 1996 the Company issued non-qualified options to its officers and directors to purchase an aggregate of 750,000 shares of common stock at 35% of the fair market value at the date of grant. Deferred compensation of $1,891,500 was recorded on the transaction and is being amortized over the remaining term of the employment contracts (three years).

    At various dates during the year ended June 30, 1997, the Company issued to various employees incentive options to purchase 264,778 shares of common stock at prices ranging from $2.56 to $3.81. In all instances, the exercise price was established as the fair market value of the common stock at the date of grant, therefore no compensation was recorded on the issuance of the options. In most cases, one-third of the options vest one year from the grant date, with one-third vesting each of the next two years. The options expire in ten years from the grant date.

    On July 4, 1997, the Company granted to its three officers and directors incentive options to purchase 34,000 shares, individually, at an exercise price of $2.94 per share (110% of the fair market value). The options expire on July 4, 2002.







                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(18)  STOCK OPTIONS (Continued)

    On July 5, 1997, the Company issued non-qualified options to its officers and directors to purchase 750,000 shares of common stock at 35% of the fair market value at the date of grant. Deferred compensation of $1,340,625 was recorded on the transaction and is being amortized over the remaining term of the employment contract (two years).

    At various dates during the year ended June 30, 1998, the Company issued to various employees incentive options to purchase 204,905 shares of common stock at prices ranging from $.55 to $2.60. In all instances, the exercise price was established as the fair market value of the common stock at the date of grant, therefore no compensation was recorded on the issuance of the options. In most cases, one-third of the options vest one year from the grant date, with one-third vesting each of the next two years. The options expire in ten years from the grant date.

    On July 5, 1998, the Company issued non-qualified options to its officers and directors to purchase 750,000 shares of common stock at 35% of the fair market value at the date of grant. Deferred compensation of $622,500 was recorded on the transaction and is being amortized over the remaining term of the employment contract (one year).

    At various dates during the year ended June 30, 1999, the Company issued to various employees incentive options to purchase 786,635 shares of common stock at prices ranging from $.46 to $.60. In all instances, the exercise price was established as the fair market value of the common stock at the date of grant, therefore no compensation was recorded on the issuance of the options. In most cases, one-third of the options vest one year from the grant date, with one-third vesting each of the next two years. The options expire in ten years from the grant date.

    At various dates during the year ended June 30, 2000, the Company issued to its officers and various employees incentive options to purchase 3,139,459 shares of common stock at prices ranging from $.23 to $4.38. The exercise price was established as the fair market value of the common stock at the date of grant for employees, and 110% of the fair market value at the date of grant for officers, therefore no compensation was recorded on the issuance of the options. The officers' options vested immediately, while the employees' options vest one-third from the grant date, with one-third vesting each of the next two years. The options expire in five years from the grant date.

    At various dates during the year ended June 30, 2001, the Company issued to its officers and various employees incentive options to purchase 1,915,700 shares of common stock at prices ranging from $.65 to $2.85. The exercise price was established as the fair market value of the common stock at the date of grant for employees, and 110% of the fair market value at the date of grant for officers, therefore no compensation was recorded on the issuance of the options. The officers' options vested immediately, while the employees' options vest one-third from the grant date, with one-third vesting each of the next two years. The options expire in five years from the grant date.

                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(18)     STOCK OPTIONS (Continued)

    In addition, on November 20, 2000 the Company granted to each director a stock option to purchase 50,000 shares (an aggregate of 150,000 shares) of the Company's common stock at an exercise price of $.65 per share. The option expires in ten years and shall become exercisable on a quarterly pro-rata basis (12,500 shares) from the date of grant. The option is not intended to be an incentive stock option pursuant to Section 422 of the Internal Revenue Code.

    At various dates during the year ended June 30, 2002, the Company issued to its officers and various employees incentive options to purchase 6,839,864 shares of common stock at prices ranging from $.50 to $.93. The exercise price was established as the fair market value of the common stock at the date of grant for employees, and 110% of the fair market value at the date of grant for officers, therefore no compensation was recorded on the issuance of the options. Vesting for certain of the officers' options is immediately, while the other officers' options and the employees' options vest over varying periods up to three years from the date of grant. The options expire from four to ten years from the grant date.

    In addition, on November 20, 2001 the Company granted to each director a stock option to purchase 100,000 shares (an aggregate of 300,000 shares) of the Company's common stock at an exercise price of $.55 per share. The option expires in ten years and shall become exercisable on a quarterly pro-rata basis (25,000 shares) from the date of grant. The option is not intended to be an incentive stock option pursuant to Section 422 of the Internal Revenue Code.

    At various dates during the year ended June 30, 2003, the Company issued to its officers and various employees incentive options to purchase 1,459,705 shares of common stock at prices ranging from $.19 to $.79. The exercise price was established as the fair market value of the common stock at the date of grant for employees, and 110% of the fair market value at the date of grant for officers, therefore no compensation was recorded on the issuance of the options. Vesting for certain of the officers' options is immediately, while the other officers' options and the employees' options vest over varying periods up to three years from the date of grant. The options expire from four to ten years from the grant date.

    In addition, at various dates during the year ended June 30, 2003 the Company granted to each new director a stock option to purchase 100,000 shares (an aggregate of 400,000 shares) of the Company's common stock at exercise price ranging from $.20 to $.25 per share. The option expires in ten years and shall become exercisable on a quarterly pro-rata basis (25,000 shares) from the date of grant. The option is not intended to be an incentive stock option pursuant to Section 422 of the Internal Revenue Code.


    The following table summarizes information about all of the stock options outstanding at June 30, 2003:


                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(18)     STOCK OPTIONS (Continued)


                                           Outstanding options                       Exercisable options
                                           -------------------                       -------------------
                                                Weighted
                                                average
          Range of                              remaining        Weighted                         Weighted
      exercise prices         Shares            life (years)     avg. price         Shares        avg. price
      ---------------      --------------       ------------     -----------     ------------     ----------
       $ .11 - 1.25        7,394,542            4.34            $  .57            4,264,526        $ .59
        1.36 - 2.49          204,690            1.59              1.59              200,070         1.58
        2.50 - 3.75        1,088,275            2.91              2.91            1,052,389         2.93
       -----------------------------------------------------------------------------------------------------


       $ .11 - 3.75        8,687,507            4.10            $  .88            5,516,985      $  1.07
      ======================================================================================================


At June 30, 2003, the Company has two stock-based compensation plans, which have been previously described. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans with respect to its employees, however compensation has been recorded with respect to its officers due to their provisions of utilizing "additional incentive stock options" to exercise their incentive stock options, and acquire shares of common stock. The compensation cost that has been charged against income for the officers was $(178,250) and $(262,200) for 2003 and 2002, respectively.

The weighted average Black-Scholes value of options granted during 2003 and 2002 was $.19 and $.36 per option, respectively. Had compensation cost for the Company's fixed stock-based compensation plan been determined based on the fair value at the grant dates for awards under this plan consistent with the method of SFAS 123, the Company's pro forma net loss and pro forma net loss per share would have been as indicated below:


                                                                                         From
                                                                                         Inception
                                                                                        (December 10,
                                                       Year Ended        Year Ended      1993) to
                                                     June 30, 2003     June 30, 2002     June 30, 2003
                                                     -------------     -------------    --------------
         Net loss to common shareholders -
                  As reported                        $  (8,180,524)    $   (7,677,560)  $ (68,844,322)
                                                     =============     ==============   =============

                  Pro forma                          $  (7,328,944)    $   (7,031,083)  $ (65,582,880)
                                                     =============     ==============   =============

         Basic loss per share -
                  As reported                        $      (.06)      $      (.06)     $      (1.10)
                                                     ==============    ==============   ==============

                  Pro forma                          $      (.05)      $      (.06)     $      (1.05)
                                                     ==============    ==============   ==============







                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(18)     STOCK OPTIONS (Continued)

         Diluted loss per share -
                  As reported                        $      (.06)      $      (.06)      $      (1.10)
                                                     ================  ================  ==================

                  Pro forma                          $      (.05)      $      (.06)      $      (1.05)
                                                     ================  ================  ==================


For purposes of the preceding proforma disclosures, the weighted average fair value of each option has been estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 2003 and 2002, respectively: no dividend yield; volatility of 107.8% and 79.2%; risk-free interest rate of 4% and 5%; and an expected term of five years.


(19)     CONCENTRATION OF CREDIT RISK

During the year, the Company has maintained cash balances in excess of the Federally insured limits. The funds are with a major money center bank. Consequently, the Company does not believe that there is a significant risk in having these balances in one financial institution. The cash balance with the bank at June 30, 2003 was $1,427,012.


(20)     FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying values of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximated their fair values due to the short maturity of these instruments. The fair value of the Company's debt obligations is estimated based on the quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities. At June 30, 2003 and 2002, the aggregate fair value of the Company's debt obligations approximated its carrying value.


(21)     COMMITMENTS AND CONTINGENCIES

On July 5, 1994 the Company entered into five-year employment agreements with its chief executive officer, president and executive vice-president. The agreements expired on July 6, 1999 and new employment agreements were entered into on August 29, 1999. The new agreements are for a term of five years and provide for compensation to these individuals at the annual rate of $286,225, $119,070, and $119,070, respectively. The agreements provide for annual increases based upon changes in the Consumer Price Index, but in no event shall the cost of living increase be less than seven percent. The agreements provide for bonus arrangements and other normal benefits. The CEO passed away on August 13, 2001, and the President was appointed CEO.





                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(21)     COMMITMENTS AND CONTINGENCIES (Continued)

At a special meeting of the Board of Directors held on August 28, 2001 the Board voted to grant a death benefit of one year's salary ($286,225) to the beneficiary of the CEO in recognition of his services as a co-founder, CEO and inventor of the CTLM(R). As of the date of this report the Company has paid $165,000 of this death benefit. The remaining balance of $131,225 is included in accrued expenses on the balance sheet as of June 30, 2003.

On December 1, 2001, the Company entered into a new three-year employment agreement with the CEO. Under this agreement, the CEO will receive an annual base salary of $280,000 and incentive options to purchase up to an aggregate of 2,250,000 shares of the Company's common stock at an exercise price of $.60 per share. The incentive stock options will vest at 750,000 shares per year starting December 1, 2002.

As additional consideration for his development efforts in the CTLMR device, the chief executive officer was granted a "development royalty" which will be paid based upon the net foreign and domestic sales, after direct costs and commissions, of the CTLMR device. The royalty percentages in the revised patent licensing agreement, entered into on June 2, 1998, and approved at the shareholders' annual meeting start at 10% and decrease to 6% as gross sales volumes increase. The CEO had agreed that these royalty provisions would not apply to any sales and deliveries of CTLM(R) systems made by the Company prior to receipt of the PMA for the CTLM(R). In addition, following issuance of the PMA, the Company and the CEO agreed that he would be paid guaranteed minimum royalties of at least $250,000 per year based on the sales of the products and goods in which the CTLM(R) patent is used. Due to his death in August 2001, his interest in the patent license agreement passed to his estate. Our current Chief Executive Officer, his widow, is the principal beneficiary of his estate.

On August 15, 2001, the Company entered into a three-year employment agreement with its Chief Operating Officer at an annual salary of $110,000. The COO was also granted 500,000 incentive stock options at an exercise price of $.77 per share, the fair market value at the date of the grant, which will vest ratably over the three year period.

On April 9, 1995, the Company entered into a three-year employment agreement with its Director of Engineering at an annual salary of $100,000. The agreement was extended for an additional two years during 1998 at an annual salary of $110,000. The contract also provided for the issuance of 75,000 restricted shares of the Company's common stock. Compensation expense ($1.05 per share), in the amount of $78,750 was recorded on the transaction. On April 6, 2000, the contract was extended for fifteen months at an annual salary of $110,000, and on July 6, 2001, it was further extended for eighteen months at an annual salary of $125,000. During the year ended June 30, 2000, the Director also received 36,300 incentive stock options at an exercise price of $1.66 per share, the fair market value at the date of the grant. On July 6, 2001, the Director was granted an additional 100,000 incentive stock options at an exercise price of $.925 per share, the fair market value at the date of the grant.


                                                                     (Continued)

                        IMAGING DIAGNOSTIC SYSTEMS, INC.
                          (a Development Stage Company)

                    Notes to Financial Statements (Continued)


(21)     COMMITMENTS AND CONTINGENCIES (Continued)

The Company has entered into agreements with various distributors located throughout Europe, Asia, Canada, Mexico, Latin America and South America to market the CTLMR device. The terms of these agreements range from eighteen months to three years. The Company has the right to renew the agreements, with renewal periods ranging from one to five years.

The Company is also a defendant in other legal proceedings arising in the course of its business. In the opinion of management (based on the advice of counsel) the ultimate resolution of these other legal proceedings should not have a material adverse effect on the Company's financial position or annual results of operations.

This prospectus is part of a registration statement
we filed with the SEC.  You should rely on the
information or representations provided in this
prospectus.  We have authorized no one to provide you                     9,000,000 SHARES
with different information.  The selling security
holders described in this prospectus are not making               IMAGING DIAGNOSTIC SYSTEMS, INC.
an offer in any jurisdiction where the offer is not
permitted.  You should not assume that the                                  Common Stock
information in this prospectus is accurate as of any
date other than the date of this prospectus.

                   ----------------

                   TABLE OF CONTENTS
                   ----------------
                                                                           ----------------
Page
Forward-Looking Statements........................3                           PROSPECTUS
Prospectus Summary................................3                        ----------------
Recent Developments...............................5
The Offering......................................7
Risk Factors......................................8
Where You Can Find More Information..............21
Incorporation of Certain Documents by Reference..21
Information With Respect to the Registrant.......21
Financing/Equity Line of Credit..................22
Selling Security Holder..........................26
Use of Proceeds..................................27
Plan of Distribution.............................27
Description of Securities........................28
Disclosure of Commission Position on
 Indemnification for Securities and Liabilities..30
Experts  ........................................30               IMAGING DIAGNOSTIC SYSTEMS, INC.
Legal Matters....................................30                      6531 NW 18TH COURT
Financial Information............................31                  PLANTATION, FLORIDA 33313
                                                                           (954) 581-9800









                                                                            July __, 2004

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table shows the estimated expenses in connection with the issuance and distribution of the securities being registered:

         SEC registration fees ........................................$456
         Legal fees and expenses.....................................$5,000
         Accounting fees and expenses................................$2,000
         Miscellaneous..................................................$44
         TOTAL                                                       $7,500

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Florida General Corporation Act permits a Florida corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances.

Article VII of our Articles of Incorporation authorizes us to indemnify directors and officers as follows:

         1. So long as permitted by law, no director of the corporation shall be personally liable to the corporation or its shareholders for damages for breach of any duty owed by such person to the corporation or its shareholders; provided, however, that, to the extent required by applicable law, this Article shall not relieve any person from liability for any breach of duty based upon an act or omission (i) in breach of such person's duty of loyalty to the corporation or its shareholders, (ii) not in good faith or involving a knowing violation of law or (iii) resulting in receipt by such person of an improper personal benefit. No amendment to or repeal of this Article and no amendment, repeal or termination of effectiveness of any law authorizing this Article shall apply to or effect adversely any right or protection of any director for or with respect to any acts or omissions of such director occurring prior to such amendment, repeal or termination of effectiveness.

         2. So long as permitted by law, no officer of the corporation shall be personally liable to the corporation or its shareholders for damages for breach of any duty owed by such person to the corporation or its shareholders; provided, however, that, to the extent required by applicable law, this Article shall not relieve any person from liability for any breach of duty based upon an act or omission (i) in breach of such person's duty of loyalty to the corporation or its shareholders, (ii) not in good faith or involving a knowing violation of law or (iii) resulting in receipt by such person of an improper personal benefit. No amendment to or repeal of this Article and no amendment, repeal or termination of effectiveness of any law authorizing this Article shall apply to or effect adversely any right or protection of any director for or with respect to any acts or omissions of such officer occurring prior to such amendment, repeal or termination of effectiveness.

         3. To the extent that a Director, Officer, or other corporate agent of this corporation has been successful on the merits or otherwise in defense of any civil or criminal action, suit, or proceeding referred to in sections (a) and (b), above, or in defense of any claim, issue, or matter therein, he shall be indemnified against any expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         4. Expenses incurred by a Director, Officer, or other corporate agent in connection with a civil or criminal action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action suit, or proceeding as authorized by the Board of Directors upon receipt of an undertaking by or on behalf of the corporate agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified.


INDEMNIFICATION FOR LIABILITIES UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING US ACCORDING TO THE PROVISIONS IN OUR ARTICLES OF INCORPORATION, WE HAVE BEEN INFORMED THAT IN THE OPINION OF THE SEC, THIS INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)  Exhibits

EXHIBIT                    DESCRIPTION

3.1     Articles of Incorporation (Florida)- Incorporated by reference to
        Exhibit 3(a) of our Form 10-KSB for the fiscal year ending June 30, 1995
3.2 Amendment to Articles of Incorporation (Designation of Series A Convertible Preferred Shares) - Incorporated by reference to Exhibit 3.
        (i). 6 of our Form 10-KSB for the fiscal year ending June 30, 1996. File number 033-04008.
3.3 Amendment to Articles of Incorporation (Designation of Series B Convertible Preferred Shares). Incorporated by reference to our Registration Statement on Form S-1 dated July 1, 1997.
3.4 Amendment to Articles of Incorporation (Designation of Series C Convertible Preferred Shares). Incorporated by reference to our Form 8-K dated October 15, 1997.
3.5 Amendment to Articles of Incorporation (Designation of Series D Convertible Preferred Shares). Incorporated by reference to our Form 8-K dated January 12, 1998.
3.6 Amendment to Articles of Incorporation (Designation of Series E Convertible Preferred Shares). Incorporated by reference to our Form 8-K dated February 19,1998.
3.7 Amendment to Articles of Incorporation (Designation of Series F Convertible Preferred Shares). Incorporated by reference to our Form 8-K dated March 6, 1998.
3.8 Amendment to Articles of Incorporation (Designation of Series H Convertible Preferred Shares). Incorporated by reference to our Registration Statement on Form S-2 File Number 333-59539.
3.9     Certificate of Dissolution - is incorporated by reference to Exhibit
        (3)(a) of our Form 10-KSB for the fiscal year ending June 30, 1995.
3.10 Articles of Incorporation and By- Laws (New Jersey) -are incorporated by reference to Exhibit 3 (i) of our Form 10-SB, as amended, file number 0-26028, filed on May 6, 1995 ("Form 10-SB").
3.11 Certificate and Plan of Merger - is incorporated by reference to Exhibit 3(i) of the Form 10-SB.
3.12 Certificate of Amendment - is incorporated by reference to Exhibit 3(i) of the Form 10-SB.
3.13    Amended Certificate of Amendment-Series G Designation.
3.14    Certificate of Amendment-Series I Designation
3.15    Amended Certificate of Amendment-Series B Designation
3.16 Certificate of Amendment-Series K Designation. Incorporated by reference to our Form 10-KSB for the fiscal year ending June 30, 2000 filed on September 14, 2000.
5 Opinion of Mitrani, Rynor, Adamsky & Macaulay, P.A., including its consent.
10.2 Patent Licensing Agreement. Incorporated by reference to our Registration Statement on Form S-2, File Number 333-59539.
10.3 1995 Incentive Stock Option Plan. Incorporated by reference to Exhibit 10(b) of the Form 10-SB.
10.12 Syncor Distribution Agreement. Incorporated by reference to our Amendment number 1 to Registration on Form S-2, File Number 333-60405.
10.14 Consultronix S.A. Distribution Agreement. Incorporated by reference to our Form 10 KSB/A filed on April 9, 1999.
10.15 Iberadac, S.A. Distribution Agreement. Incorporated by reference to our Form 10 KSB/A filed on April 9, 1999.
10.17 Form of Debenture Subscription Documents. Incorporated by reference to our Amendment number 1 to Registration on Form S-2, File Number 333-60405.

10.18 Form of Mortgage. Incorporated by reference to our Amendment number 1 to Registration on Form S-2, File Number 333-60405.
10.20   1999 Equity Incentive Plan
10.26 Promissory Note by and between IDSI and Cycle of Life Technologies, Inc, dated February 1, 2000. Incorporated by reference to our Post-Effective Amendment No. 4 to Registration on Form S-2, File Number 333-60405.
10.27 Consulting Agreement by and between IDSI and Anthony Giambrone, dated January 26, 2000. Incorporated by reference to our Post-Effective Amendment No. 4 to Registration on Form S-2, File Number 333-60405.
10.28 Employment Agreement(s) for Richard J. Grable, Allan L. Schwartz and Linda B. Grable signed August 30, 1999. Incorporated by reference to our Post-Effective Amendment No. 4 to Registration on Form S-2, File Number 333-60405.
10.29 2000 Non-Statutory Stock Option Plan Incorporated by reference to our Form 10-KSB for the fiscal year ending June 30, 2000 filed on September 14, 2000.
10.31 Securities Purchase Agreement for Series K between IDSI and Charlton Avenue LLC. Incorporated by reference to our Form 10-KSB for the fiscal year ending June 30, 2000 filed on September 14, 2000.
10.32 Registration Rights Agreement for Series K between IDSI and Charlton Avenue LLC. Incorporated by reference to our Form 10-KSB for the fiscal year ending June 30, 2000 filed on September 14, 2000.
10.33 Private Equity Credit Agreement between IDSI and Charlton Avenue LLC. Incorporated by reference to our Form 10-KSB for the fiscal year ending June 30, 2000 filed on September 14, 2000.
10.34 Registration Rights Agreement for Private Equity Agreement for $25 Million between IDSI and Charlton Avenue LLC. Incorporated by reference to our Form 10-KSB for the fiscal year ending June 30, 2000 filed on September 14, 2000.
10.35 Convertible Promissory Note between IDSI and Aspen International Ltd. Incorporated by reference to our Form 10-KSB for the fiscal year ending June 30, 2000 filed on September 14, 2000.
10.36 Promissory Note from IDSI to Charlton Avenue LLC. Incorporated by reference to our Form 10-KSB for the fiscal year ending June 30, 2000 filed on September 14, 2000.
10.38 Securities Purchase Agreement between IDSI and Charlton Avenue LLC. Incorporated by reference to our Form 10-QSB for the quarter ending September 30, 2000 filed on November 13, 2000.
10.39 Amended Private Equity Credit Agreement dated as of November 30, 2000 between IDSI and Charlton Avenue LLC, which replaces and supersedes
        Exhibit 10.33. Incorporated by reference to our Amendment No. 2 to Registration on Form S-2, File Number 333-46546.
10.40 Stipulation for Settlement and Dismissal with Prejudice dated January 17, 2001 between IDSI and the beneficial owners of the Cycle of Life promissory note. Incorporated by reference to our Registration on Form S-2, File Number 333-55766, filed on February 16, 2001.
10.41 Distribution Agreement between IDSI and Medical Imaging Systems, Inc. Incorporated by reference to our Form 10-KSB for the fiscal year ending June 30, 2001 filed on September 27, 2001.
10.42 Distribution Agreement between IDSI and Medical Imaging Services, Ltd. Incorporated by reference to our Form 10-KSB for the fiscal year ending June 30, 2001 filed on September 27, 2001.
10.43 Employment Agreement with John d'Auguste, President. Incorporated by reference to our Form 10-QSB for the quarter ending September 30, 2001, filed on November 13, 2001.
10.44 Employment Agreement with Ed Horton, Chief Operating Officer. Incorporated by reference to our Form 10-QSB for the quarter ending September 30, 2001, filed on November 13, 2001.
10.45 Employment agreement with Linda B. Grable, Chief Executive Officer. Incorporated by reference to our Form 10-QSB for the quarter ending September 30, 2001, filed on November 13, 2001.
10.46 2002 Incentive and Non-Statutory Stock Option Plan. Incorporated by reference to our Schedule 14A proxy statement filed on February 7, 2002.
10.47 Amendment dated as of November 15, 2001, to Amended Private Equity Credit Agreement, dated as of November 30, 2000 between IDSI and Charlton Avenue LLC. The Amended Private Equity Credit Agreement is incorporated by reference to our Amendment No. 2 to registration on Form S-2, File Number 333-46546, and the Amendment to the Amended Private Equity Agreement is incorporated by reference to our Form 10-QSB for the quarter ending March 31, 2002, filed on May 15, 2002.
10.48 Private Equity Agreement between IDSI and Charlton Avenue, LLC dated as of May 15, 2002. Incorporated by reference to our Form 10-QSB for the quarter ending March 31, 2002, filed on May 15, 2002.

10.49 Registration Rights Agreement between IDSI and Charlton Avenue, LLC dated as of May 15, 2002. Incorporated by reference to our Form 10-QSB for the quarter ending March 31, 2002, filed on May 15, 2002.
10.50 $350,000 Promissory Note dated May 21, 2002, from IDSI to Charlton Avenue, LLC.
10.51 $750,000 Balloon Promissory Note and Mortgage from IDSI to Peter Wolofsky, incorporated by reference to our Form 8-K filed on June 25, 2002.
10.52 Private Equity Agreement between IDSI and Charlton Avenue LLC dated as of May 15, 2002, with exhibits. Incorporated by reference to our Amendment No. 1 to our Registration on Form S-2, File Number 333-88604 filed on June 28, 2002.
10.53 Amendment dated as of July 18, 2002, to Private Equity Agreement dated as of May 15, 2002 between IDSI and Charlton Avenue LLC. Incorporated by reference to our Amendment No. 2 to our Registration on Form S-2, File Number 333-88604 filed on July 18, 2002.
10.54   Letter of Intent between IDSI and Sanotech Group Srl. Dated January 8,
        2002.
10.55 Distributorship Agreement between IDSI and JAMCO Medical Inc. dated March 22, 2002.
10.56 Financial Services Consulting Agreement between Linda B. Grable and iCapital Finance, Inc. dated September 19, 2002.
10.57 Third Private Equity Credit Agreement between IDSI and Charlton Avenue LLC dated as of October 29, 2002, with exhibits. Incorporated by reference to our Form S-2, File Number 333-101070 filed on November 7, 2002.
10.58 Registration Rights Agreement between IDSI and Charlton Avenue, LLC dated as of October 29, 2002. Incorporated by reference to our Form S-2, File Number 333-101070 filed on November 7, 2002.
10.61 Fourth Private Equity Credit Agreement between IDSI and Charlton Avenue LLC dated as of January 9, 2004, with exhibits.
10.62 Registration Rights Agreement between IDSI and Charlton Avenue, LLC dated as of January 9, 2004.
10.63   Retirement Agreement between IDSI and Linda B. Grable dated April 15,
        2004.
23.1    Consent of Mitrani, Rynor, Adamsky & Macaulay P.A, included as part of exhibit 5.
23.2    Consent of Margolies, Fink and Wichrowski, Certified Public Accountants.


(b) Reports on Form 8-K

None

ITEM 17.  UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

According to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets the requirement for filing Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plantation, State of Florida, on the 21st day of June 2004.

                                    IMAGING DIAGNOSTIC SYSTEMS, INC.



                                    By: /s/ Allan L. Schwartz
                                        ---------------------
                                        Interim Chief Executive Officer
                                        Director and Executive Vice-President
                                        Chief Financial Officer
                                        (PRINCIPAL EXECUTIVE AND
                                         ACCOUNTING OFFICER)

According to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



Dated: June 21, 2004                 By:  /s/ Jay Bendis
                                          --------------
                                     Jay Bendis, Co-Chairman of the Board
                                     and Director



Dated: June 21, 2004                 By:  /s/ Sherman Lazrus
                                          ------------------
                                     Sherman Lazrus, Co-Chairman of the Board
                                     and Director



Dated: June 21, 2004                 By:  /s/ Patrick Gorman
                                          ------------------
                                     Patrick Gorman, Director



Dated: June 21, 2004                 By:  /s/ Edward Rolquin
                                          ------------------
                                     Edward Rolquin, Director